WADDELL & REED
Investments

Semiannual Report

December 31, 2016

	Ticker			
	Class A	Class B	Class C	Class Y
EQUITY FUNDS				
Waddell & Reed Advisors Accumulative Fund	UNACX	WAABX	WAACX	WAAYX
Waddell & Reed Advisors Asset Strategy Fund	UNASX	WBASX	WCASX	WYASX
Waddell & Reed Advisors Continental Income Fund	UNCIX	WACBX	WACCX	WACYX
Waddell & Reed Advisors Core Investment Fund	UNCMX	UNIBX	WCCIX	UNIYX
Waddell & Reed Advisors Dividend Opportunities Fund	WDVAX	WDVBX	WDVCX	WDVYX
Waddell & Reed Advisors Energy Fund	WEGAX	WEGBX	WEGCX	WEGYX
Waddell & Reed Advisors Global Growth Fund	UNCGX	WAIBX	WAICX	WAIYX
Waddell & Reed Advisors New Concepts Fund	UNECX	UNEBX	WNCCX	UNEYX
Waddell & Reed Advisors Science and Technology Fund	UNSCX	USTBX	WCSTX	USTFX
Waddell & Reed Advisors Small Cap Fund	UNSAX	WRSBX	WSCCX	WRSYX
Waddell & Reed Advisors Tax-Managed Equity Fund	WTEAX	WBTMX	WCTMX	WATMX
Waddell & Reed Advisors Value Fund	WVAAX	WVABX	WVACX	WVAYX
Waddell & Reed Advisors Vanguard Fund	UNVGX	WRVBX	WAVCX	WAVYX

Waddell & Reed Investments refers to the investment management services offered by Waddell & Reed Investment Management Company, the investment manager of the Waddell & Reed Advisors Funds, distributed by Waddell & Reed

CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Waddell & Reed Advisors Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



PRESIDENT'S LETTER WADDELL & REED INVESTMENTS

Philip J. Sanders, CFA

DECEMBER 31, 2016 (UNAUDITED)

Dear Shareholder,

Across the six months since our last report, investors endured concerns about global economic growth, the level of interest rates, fluctuation in oil prices and the outcome of the U.S. presidential election. As 2016 closed, the domestic equity markets had risen by double digits and the bond market had seen a moderate rise. See the table for a comparison in some common market metrics over the last six months.

Many investors may be unsettled by the prospect that continued change — in leadership of key countries around the world, in government policy, in interest rate levels — will cause market volatility and general uncertainty. While that may be true in the short term, we believe it is important to stay focused on the fundamentals and merits of sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While government policies can affect every business and investor, we think the innovation and skill of individual companies ultimately drives long-term success.

At year-end 2016, the U.S. economy remained fundamentally sound. The U.S. remains a relative bright spot in the world, supported primarily by the U.S. consumer, who is benefitting from lower energy prices, lower inflation in general and an improved labor market.

The Federal Reserve raised interest rates in December, with an indication that two to three more increases may be executed in 2017. We believe that job growth and inflation will be the most important determinants in the direction of long-term central bank policy. Overseas, the European Central Bank and Bank of Japan are actively engaged in aggressive easing. As yet, these steps are not leading to any notable strengthening of economic activity.

China, in the face of economic softening, has turned toward more aggressive stimulus. We believe economic growth in China is likely to hold steady, which should support broader global growth.

While challenges remain, we do see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

Economic Snapshot

	12/31/16	6/30/16
S&P 500 Index	2,238.83	2,098.86
MSCI EAFE Index	1,684.00	1,608.45
10-Year Treasury Yield	2.45%	1.49%
U.S. unemployment rate	4.7%	4.9%
30-year fixed mortgage rate	4.32%	3.48%
Oil price per barrel	$ 53.72	$ 48.33

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of Waddell & Reed Advisors Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2016.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 7 to the Financial Statements for further information.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 6-30-16	Ending Account Value 12-31-16	Expenses Paid During Period*	Beginning Account Value 6-30-16	Ending Account Value 12-31-16	Expenses Paid During Period*	
Accumulative Fund							
Class A	$1,000	$1,046.40	$ 5.53	$1,000	$ 1,019.77	$ 5.45	1.08%
Class B**	$1,000	$1,038.60	$11.72	$1,000	$ 1,013.68	$ 11.58	2.29%
Class C	$1,000	$ 1,041.30	$10.51	$1,000	$ 1,014.89	$10.38	2.05%
Class Y	$1,000	$1,047.20	$ 4.50	$1,000	$1,020.83	$ 4.45	0.87%

See footnotes on page 6.

ILLUSTRATION OF FUND EXPENSES

(UNAUDITED)

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 6-30-16	Ending Account Value 12-31-16	Expenses Paid During Period*	Beginning Account Value 6-30-16	Ending Account Value 12-31-16	Expenses Paid During Period*	
Asset Strategy Fund							
Class A	$1,000	$ 998.70	$ 6.30	$1,000	$ 1,018.93	$ 6.36	1.26%
Class B**	$1,000	$ 994.70	$ 11.67	$1,000	$ 1,013.53	$ 11.78	2.33%
Class C	$1,000	$ 994.70	$10.27	$1,000	$ 1,014.89	$10.38	2.06%
Class Y	$1,000	$1,001.20	$ 4.60	$1,000	$1,020.60	$ 4.65	0.93%
Continental Income Fund							
Class A	$1,000	$1,021.80	$ 5.76	$1,000	$ 1,019.55	$ 5.76	1.12%
Class B**	$1,000	$1,016.30	$ 11.59	$1,000	$ 1,013.70	$ 11.58	2.28%
Class C	$1,000	$1,018.40	$ 10.19	$1,000	$ 1,015.15	$ 10.18	1.99%
Class Y	$1,000	$1,024.00	$ 4.45	$1,000	$1,020.78	$ 4.45	0.88%
Core Investment Fund							
Class A	$1,000	$ 1,041.70	$ 5.31	$1,000	$ 1,019.98	$ 5.25	1.04%
Class B**	$1,000	$1,036.50	$ 11.40	$1,000	$ 1,013.97	$ 11.28	2.23%
Class C	$1,000	$1,035.60	$10.28	$1,000	$ 1,015.14	$10.18	2.00%
Class Y	$1,000	$1,043.90	$ 4.19	$1,000	$ 1,021.10	$ 4.14	0.82%
Dividend Opportunities Fund							
Class A	$1,000	$1,042.90	$ 6.44	$1,000	$ 1,018.93	$ 6.36	1.25%
Class B**	$1,000	$1,036.40	$12.73	$1,000	$ 1,012.73	$12.58	2.48%
Class C	$1,000	$1,038.80	$10.60	$1,000	$ 1,014.77	$10.48	2.08%
Class Y	$1,000	$ 1,045.10	$ 4.81	$1,000	$1,020.52	$ 4.75	0.93%
Energy Fund							
Class A	$1,000	$ 1,161.00	$ 8.43	$1,000	$ 1,017.41	$ 7.87	1.55%
Class B**	$1,000	$ 1,152.00	$16.79	$1,000	$1,009.64	$15.68	3.10%
Class C	$1,000	$ 1,154.70	$ 13.47	$1,000	$ 1,012.75	$12.58	2.48%
Class Y	$1,000	$ 1,162.40	$ 6.27	$1,000	$ 1,019.41	$ 5.86	1.15%
Global Growth Fund							
Class A	$1,000	$1,029.50	$ 7.10	$1,000	$ 1,018.16	$ 7.06	1.40%
Class B**	$1,000	$1,021.90	$14.66	$1,000	$ 1,010.74	$14.58	2.87%
Class C	$1,000	$1,023.90	$12.95	$1,000	$ 1,012.42	$12.88	2.54%
Class Y	$1,000	$ 1,031.20	$ 5.48	$1,000	$ 1,019.80	$ 5.45	1.07%
New Concepts Fund							
Class A	$1,000	$1,038.90	$ 6.83	$1,000	$ 1,018.53	$ 6.76	1.32%
Class B**	$1,000	$1,031.30	$12.90	$1,000	$ 1,012.47	$12.78	2.53%
Class C	$1,000	$1,032.90	$ 11.79	$1,000	$ 1,013.56	$11.68	2.31%
Class Y	$1,000	$1,040.50	$ 5.31	$1,000	$ 1,019.98	$ 5.25	1.04%

See footnotes on page 6.

ILLUSTRATION OF FUND EXPENSES

WADDELL & REED INVESTMENTS

(UNAUDITED)

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 6-30-16	Ending Account Value 12-31-16	Expenses Paid During Period*	Beginning Account Value 6-30-16	Ending Account Value 12-31-16	Expenses Paid During Period*	
Science and Technology Fund							
Class A	$1,000	$ 1,116.20	$ 6.67	$1,000	$ 1,018.88	$ 6.36	1.26%
Class B**	$1,000	$ 1,109.20	$12.76	$1,000	$ 1,013.13	$ 12.18	2.40%
Class C	$1,000	$ 1,110.60	$12.14	$1,000	$ 1,013.67	$ 11.58	2.29%
Class Y	$1,000	$ 1,117.80	$ 5.51	$1,000	$1,020.05	$ 5.25	1.02%
Small Cap Fund							
Class A	$1,000	$ 1,097.10	$ 7.23	$1,000	$ 1,018.26	$ 6.96	1.38%
Class B**	$1,000	$ 1,091.40	$13.38	$1,000	$ 1,012.43	$12.88	2.53%
Class C	$1,000	$1,092.90	$11.93	$1,000	$ 1,013.77	$ 11.48	2.27%
Class Y	$1,000	$1,099.00	$ 5.77	$1,000	$ 1,019.75	$ 5.55	1.08%
Tax-Managed Equity Fund							
Class A	$1,000	$ 1,017.30	$ 5.35	$1,000	$ 1,019.87	$ 5.35	1.06%
Class B**	$1,000	$ 1,011.80	$11.06	$1,000	$ 1,014.16	$11.08	2.19%
Class C	$1,000	$ 1,013.20	$ 9.86	$1,000	$ 1,015.38	$ 9.88	1.95%
Class Y	$1,000	$ 1,017.90	$ 4.54	$1,000	$1,020.67	$ 4.55	0.90%
Value Fund							
Class A	$1,000	$ 1,130.60	$ 6.60	$1,000	$ 1,019.04	$ 6.26	1.22%
Class B**	$1,000	$ 1,123.30	$13.27	$1,000	$ 1,012.66	$12.58	2.49%
Class C	$1,000	$ 1,125.60	$ 11.37	$1,000	$ 1,014.55	$10.78	2.12%
Class Y	$1,000	$ 1,132.60	$ 4.90	$1,000	$1,020.58	$ 4.65	0.92%
Vanguard Fund							
Class A	$1,000	$1,055.40	$ 5.86	$1,000	$ 1,019.54	$ 5.76	1.12%
Class B**	$1,000	$1,050.10	$ 11.79	$1,000	$ 1,013.67	$ 11.58	2.29%
Class C	$1,000	$1,050.10	$10.87	$1,000	$ 1,014.62	$10.68	2.10%
Class Y	$1,000	$1,057.20	$ 4.53	$1,000	$1,020.83	$ 4.45	0.87%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2016, and divided by 366.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.

ALL DATA IS AS OF DECEMBER 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	96.8%
Health Care	20.4%
Consumer Discretionary	17.2%
Information Technology	16.8%
Consumer Staples	15.1%
Financials	10.8%
Industrials	9.8%
Energy	5.7%
Utilities	0.9%
Telecommunication Services	0.1%
Purchased Options	0.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.2%

Lipper Rankings

Category: Lipper Multi-Cap Core Funds	Rank	Percentile
1 Year	721/743	97
3 Year	297/642	47
5 Year	367/572	65
10 Year	198/367	54

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Allergan plc	Health Care	Pharmaceuticals
Shire Pharmaceuticals Group plc ADR	Health Care	Biotechnology
NXP Semiconductors N.V.	Information Technology	Semiconductors
Microsoft Corp.	Information Technology	Systems Software
General Electric Co.	Industrials	Industrial Conglomerates
Costco Wholesale Corp.	Consumer Staples	Hypermarkets & Super Centers
Walt Disney Co. (The)	Consumer Discretionary	Movies & Entertainment
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Citigroup, Inc.	Financials	Other Diversified Financial Services

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

ACCUMULATIVE FUND *(in thousands)*

DECEMBER 31, 2016 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 1.6%		
Limited Brands, Inc.	165	$ 10,863
TJX Cos., Inc. (The)	160	12,021
		22,884
Apparel, Accessories & Luxury Goods – 1.8%		
lululemon athletica, Inc. (A)(B)	135	8,774
Under Armour, Inc., Class A (A)	445	12,927
Under Armour, Inc., Class C (A)	111	2,788
		24,489
Auto Parts & Equipment – 1.6%		
Delphi Automotive plc	190	12,796
Johnson Controls, Inc.	240	9,886
		22,682
Broadcasting – 0.6%		
CBS Corp., Class B (B)	130	8,271
Cable & Satellite – 0.9%		
Comcast Corp., Class A	180	12,429
Footwear – 0.6%		
NIKE, Inc., Class B (B)	160	8,133
General Merchandise Stores – 0.5%		
Dollar General Corp.	100	7,407
Homefurnishing Retail – 0.2%		
Restoration Hardware Holdings, Inc. (A)	100	3,070
Internet & Direct Marketing Retail – 0.6%		
Amazon.com, Inc. (A)	11	8,249
Leisure Facilities – 1.2%		
Vail Resorts, Inc.	100	16,131
Movies & Entertainment – 2.4%		
AMC Entertainment Holdings, Inc., Class A	257	8,641
Walt Disney Co. (The)	245	25,534
		34,175
Restaurants – 5.2%		
McDonalds Corp.	178	21,605
Panera Bread Co., Class A (A)(B)	113	23,175
Starbucks Corp.	385	21,375
YUM! Brands, Inc. (A)	240	6,269
		72,424
Total Consumer Discretionary – 17.2%		**240,344**
Consumer Staples		
Brewers – 1.3%		
Anheuser-Busch InBev S.A. ADR	175	18,452
Food Distributors – 0.7%		
U.S. Foods Holding Corp. (A)	345	9,481
Food Retail – 0.6%		
Whole Foods Market, Inc.	300	$ 9,228
Household Products – 0.5%		
Church & Dwight Co., Inc.	155	6,849
Hypermarkets & Super Centers – 1.8%		
Costco Wholesale Corp. (B)	160	25,618
Packaged Foods & Meats – 7.7%		
General Mills, Inc.	130	8,030
Hain Celestial Group, Inc. (The) (A)	230	8,977
Hershey Foods Corp.	140	14,480
Kellogg Co.	220	16,216
Kraft Foods Group, Inc.	205	17,900
Lance, Inc.	188	7,208
Mead Johnson Nutrition Co.	160	11,322
Mondelez International, Inc., Class A (B)	520	23,052
		107,185
Personal Products – 0.3%		
e.l.f. Beauty, Inc. (A)	145	4,196
Soft Drinks – 0.7%		
PepsiCo, Inc.	90	9,417
Tobacco – 1.5%		
Altria Group, Inc.	120	8,115
Philip Morris International, Inc.	135	12,351
		20,466
Total Consumer Staples – 15.1%		**210,892**
Energy		
Oil & Gas Equipment & Services – 3.0%		
Halliburton Co. (B)	310	16,768
Schlumberger Ltd.	295	24,765
		41,533
Oil & Gas Exploration & Production – 2.4%		
Cabot Oil & Gas Corp.	95	2,220
ConocoPhillips	365	18,301
Noble Energy, Inc.	215	8,183
Pioneer Natural Resources Co.	30	5,402
		34,106
Oil & Gas Refining & Marketing – 0.3%		
HollyFrontier Corp.	120	3,931
Total Energy – 5.7%		**79,570**
Financials		
Diversified Banks – 2.9%		
Bank of America Corp.	800	17,680
Wells Fargo & Co.	405	22,320
		40,000
Investment Banking & Brokerage – 0.2%		
Goldman Sachs Group, Inc. (The) (B)	10	2,394
Multi-Line Insurance – 1.8%		
American International Group, Inc.	385	$ 25,144
Other Diversified Financial Services – 3.6%		
Citigroup, Inc. (B)	425	25,258
JPMorgan Chase & Co. (B)	295	25,455
		50,713
Regional Banks – 2.3%		
PNC Financial Services Group, Inc. (The) (B)	160	18,714
Signature Bank (A)(B)	90	13,518
		32,232
Total Financials – 10.8%		**150,483**
Health Care		
Biotechnology – 10.1%		
ACADIA Pharmaceuticals, Inc. (A)(B)	410	11,824
Alexion Pharmaceuticals, Inc. (A)	105	12,847
Biogen, Inc. (A)	50	14,179
BioMarin Pharmaceutical, Inc. (A)	190	15,740
Celgene Corp. (A)(B)	85	9,839
Gilead Sciences, Inc.	270	19,335
Incyte Corp. (A)	150	15,040
Shire Pharmaceuticals Group plc ADR	170	28,965
Vertex Pharmaceuticals, Inc. (A)	175	12,892
		140,661
Health Care Equipment – 3.0%		
DexCom, Inc. (A)	200	11,940
Edwards Lifesciences Corp. (A)	200	18,740
iRhythm Technologies, Inc. (A)	40	1,200
Penumbra, Inc. (A)	70	4,466
Tactile Systems Technology, Inc. (A)	305	5,005
		41,351
Health Care Facilities – 0.4%		
Acadia Healthcare Co., Inc. (A)	178	5,903
Life Sciences Tools & Services – 0.4%		
Patheon N.V. (A)	200	5,742
Pharmaceuticals – 6.5%		
Akorn, Inc. (A)	233	5,095
Allergan plc (A)	157	32,971
Bristol-Myers Squibb Co.	330	19,285
Jazz Pharmaceuticals plc (A)	130	14,174
Revance Therapeutics, Inc. (A)	190	3,933
Teva Pharmaceutical Industries Ltd. ADR (B)	435	15,769
		91,227
Total Health Care – 20.4%		**284,884**

ACCUMULATIVE FUND *(in thousands)*

DECEMBER 31, 2016 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Industrials		
Air Freight & Logistics – 1.0%		
FedEx Corp. (B)	75	$ 13,965
Airlines – 2.0%		
Delta Air Lines, Inc. (B)	270	13,281
Southwest Airlines Co.	295	14,678
		27,959
Construction Machinery & Heavy Trucks – 1.4%		
WABCO Holdings, Inc. (A)	100	10,615
Westinghouse Air Brake Technologies Corp.	115	9,547
		20,162
Industrial Conglomerates – 1.9%		
General Electric Co. (C)	840	26,544
Railroads – 3.5%		
Canadian Pacific Railway Ltd.	100	14,277
Kansas City Southern	245	20,788
Union Pacific Corp. (B)	130	13,479
		48,544
Total Industrials – 9.8%		137,174
Information Technology		
Application Software – 0.7%		
Ellie Mae, Inc. (A)	81	6,762
Tyler Technologies, Inc. (A)	25	3,569
		10,331
Data Processing & Outsourced Services – 1.8%		
MasterCard, Inc., Class A (B)	175	18,069
Visa, Inc., Class A	85	6,631
		24,700
Internet Software & Services – 1.2%		
Shopify, Inc., Class A (A)	190	8,145
Twitter, Inc. (A)	500	8,150
		16,295
Semiconductors – 6.7%		
Intel Corp. (B)	420	15,233
NXP Semiconductors N.V. (A)	280	27,443
QUALCOMM, Inc. (B)	305	19,886
Texas Instruments, Inc.	225	16,418
Xilinx, Inc. (B)	250	15,093
		94,073
Systems Software – 2.4%		
Microsoft Corp. (B)	435	27,031
ServiceNow, Inc. (A)	95	7,062
		34,093

COMMON STOCKS (Continued)	Shares	Value
Technology Hardware, Storage & Peripherals – 4.0%		
Apple, Inc.	485	$ 56,173
Total Information Technology – 16.8%		235,665
Telecommunication Services		
Alternative Carriers – 0.1%		
Zayo Group Holdings, Inc. (A)	40	1,315
Total Telecommunication Services – 0.1%		1,315
Utilities		
Electric Utilities – 0.9%		
Duke Energy Corp.	160	12,419
Total Utilities – 0.9%		12,419
TOTAL COMMON STOCKS – 96.8%		$1,352,746
(Cost: $1,185,808)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
Alexion Pharmaceuticals, Inc., Call $135.00, Expires 1–20–17	50	13
Apple, Inc., Call $120.00, Expires 1–27–17	350	41
Bristol-Myers Squibb Co., Call $62.50, Expires 1–20–17	500	10
Dollar General Corp., Call $82.50, Expires 1–20–17	350	5
General Mills, Inc., Call $77.50, Expires 1–20–17	250	1
Hershey Foods Corp., Call $110.00, Expires 2–17–17	350	43
Home Depot, Inc. (The), Put $130.00, Expires 2–3–17	250	43
Intel Corp., Call $38.00, Expires 2–17–17	500	26
JPMorgan Chase & Co., Put $81.00, Expires 1–6–17	400	2

PURCHASED OPTIONS (Continued)	Number of Contracts (Unrounded)	Value
Mallinckrodt plc, Put $50.00, Expires 1–20–17	200	$ 50
Microsoft Corp., Call $65.00, Expires 1–20–17	800	10
Panera Bread Co., Class A, Call $220.00, Expires 2–17–17	200	69
TOTAL PURCHASED OPTIONS – 0.0%		$ 313
(Cost: $612)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (D) – 0.4%		
BMW U.S. Capital LLC (GTD by BMW AG), 0.650%, 1–6–17	$3,000	3,000
Prudential Funding LLC (GTD by Prudential Financial, Inc.), 0.500%, 1–3–17	2,786	2,786
		5,786
Master Note – 0.1%		
Toyota Motor Credit Corp., 0.860%, 1–4–17 (E)	1,475	1,475
TOTAL SHORT-TERM SECURITIES – 0.5%		$ 7,261
(Cost: $7,260)		
TOTAL INVESTMENT SECURITIES – 97.3%		$1,360,320
(Cost: $1,193,680)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.7%		37,196
NET ASSETS – 100.0%		$ 1,397,516

SCHEDULE OF INVESTMENTS ACCUMULATIVE FUND *(in thousands)*

DECEMBER 31, 2016 (UNAUDITED)

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $105,010 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(C)All or a portion of securities with an aggregate value of $1,452 have been pledged as collateral on open futures contracts.

(D)Rate shown is the yield to maturity at December 31, 2016.

(E)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2016. Date shown represents the date that the variable rate resets.

The following futures contracts were outstanding at December 31, 2016 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Appreciation
E-mini NASDAQ 100 Index	Short	3–17–17	25	$ (2,432)	$ 34
E-mini S&P 500 Index	Short	3–17–17	180	(20,126)	140
				$(22,558)	$174

The following written options were outstanding at December 31, 2016 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
ACADIA Pharmaceuticals, Inc.	N/A	Call	250	January 2017	$ 32.00	$25	$ (17)
Amazon.com, Inc.	N/A	Put	80	January 2017	735.00	42	(81)
Apple, Inc.	N/A	Put	350	January 2017	107.00	29	(19)
	N/A	Put	250	January 2017	110.00	20	(23)
	N/A	Put	200	January 2017	111.00	17	(23)
CBS Corp., Class B	N/A	Call	200	January 2017	67.50	13	(11)
Celgene Corp.	N/A	Call	125	January 2017	124.00	13	(5)
Citigroup, Inc.	N/A	Call	400	January 2017	62.50	19	(19)
Costco Wholesale Corp.	N/A	Call	200	February 2017	175.00	15	(5)
Delta Air Lines, Inc.	N/A	Call	300	January 2017	53.00	15	(9)
	N/A	Put	250	March 2017	44.00	29	(29)
Dollar General Corp.	N/A	Put	350	January 2017	67.50	40	(13)
Facebook, Inc., Class A	N/A	Put	500	January 2017	115.00	57	(104)
	N/A	Put	250	January 2017	113.00	24	(39)
	N/A	Put	200	January 2017	110.00	20	(36)
FedEx Corp.	N/A	Put	200	January 2017	185.00	23	(45)
	N/A	Put	250	January 2017	175.00	24	(18)
	N/A	Call	200	February 2017	202.50	30	(9)
	N/A	Call	18	February 2017	200.00	2	(2)
	N/A	Call	150	February 2017	210.00	16	(5)
Goldman Sachs Group, Inc. (The)	N/A	Put	200	January 2017	232.50	20	(16)
	N/A	Call	50	January 2017	250.00	14	(2)
	N/A	Put	394	January 2017	215.00	43	(16)
	N/A	Put	200	January 2017	220.00	22	(8)
	N/A	Put	250	January 2017	230.00	28	(40)
Halliburton Co.	N/A	Call	600	January 2017	56.00	48	(43)
Hershey Foods Corp.	N/A	Put	200	February 2017	90.00	10	(7)
Home Depot, Inc. (The)	N/A	Put	300	January 2017	129.00	28	(27)
	N/A	Put	250	February 2017	123.00	13	(15)
Intel Corp.	N/A	Put	500	February 2017	34.00	30	(28)
	N/A	Call	500	February 2017	42.00	4	(2)

SCHEDULE OF INVESTMENTS

ACCUMULATIVE FUND (in thousands)

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
JPMorgan Chase & Co.	N/A	Call	400	January 2017	$ 88.00	$ 24	$ (7)
	N/A	Call	250	January 2017	88.50	19	(14)
	N/A	Call	250	January 2017	90.50	12	(8)
	N/A	Put	250	January 2017	82.00	19	(20)
Lockheed Martin Corp.	N/A	Put	200	February 2017	225.00	30	(30)
lululemon athletica, Inc.	N/A	Call	200	January 2017	70.00	17	(26)
MasterCard, Inc., Class A	N/A	Put	200	January 2017	101.00	17	(29)
	N/A	Call	200	January 2017	109.00	18	(9)
Mondelez International, Inc., Class A	N/A	Call	200	January 2017	46.50	10	(9)
	N/A	Call	200	January 2017	48.50	9	(7)
Panera Bread Co., Class A	N/A	Put	200	February 2017	195.00	86	(106)
	N/A	Call	250	February 2017	240.00	43	(18)
Pioneer Natural Resources Co.	N/A	Put	150	January 2017	175.00	27	(33)
	N/A	Put	200	January 2017	165.00	21	(20)
PNC Financial Services Group, Inc. (The)	N/A	Put	150	January 2017	110.00	27	(10)
	N/A	Call	150	January 2017	115.00	18	(53)
	N/A	Call	200	January 2017	120.00	17	(23)
	N/A	Put	500	February 2017	105.00	45	(43)
	N/A	Put	200	February 2017	110.00	30	(34)
	N/A	Call	150	February 2017	120.00	15	(35)
	N/A	Call	100	February 2017	125.00	12	(9)
QUALCOMM, Inc.	N/A	Call	250	January 2017	71.00	16	(9)
Schlumberger Ltd.	N/A	Put	450	January 2017	81.00	22	(34)
Sherwin-Williams Co. (The)	N/A	Put	324	March 2017	230.00	137	(66)
Signature Bank	N/A	Put	80	January 2017	140.00	13	(8)
	N/A	Call	100	January 2017	155.00	24	(20)
	N/A	Call	120	January 2017	160.00	27	(13)
Southwest Airlines Co.	N/A	Put	300	March 2017	44.00	30	(27)
Union Pacific Corp.	N/A	Put	200	January 2017	98.00	17	(7)
	N/A	Call	250	January 2017	107.00	29	(12)
	N/A	Call	161	January 2017	110.00	16	(13)
Visa, Inc., Class A	N/A	Put	200	January 2017	76.50	13	(14)
	N/A	Put	200	January 2017	75.00	16	(18)
Wells Fargo & Co.	N/A	Put	250	January 2017	52.00	11	(12)
Xilinx, Inc.	N/A	Call	200	January 2017	65.00	13	(7)
						$1,633	$(1,519)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,352,746	$ —	$—
Purchased Options	312	1	—
Short-Term Securities	—	7,261	—
Total	$1,353,058	$7,262	$—
Futures Contracts	$ 174	$ —	$—
Liabilities			
Written Options	$ 1,192	$ 327	$—

During the period ended December 31, 2016, there were no transfers between Level 1 and 2.

SCHEDULE OF INVESTMENTS

ACCUMULATIVE FUND *(in thousands)*

DECEMBER 31, 2016 (UNAUDITED)

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

12   SEMIANNUAL REPORT   2016

ALL DATA IS AS OF DECEMBER 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	64.7%
Financials	12.4%
Information Technology	11.1%
Energy	9.3%
Consumer Discretionary	8.8%
Consumer Staples	7.8%
Health Care	6.6%
Industrials	5.6%
Materials	2.2%
Telecommunication Services	0.9%
Bullion (Gold)	6.1%
Bonds	14.8%
Corporate Debt Securities	6.1%
Other Government Securities	5.5%
United States Government and Government Agency Obligations	3.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	14.4%

Country Weightings

North America	55.9%
United States	51.5%
Mexico	4.4%
Europe	14.9%
United Kingdom	8.3%
Other Europe	6.6%
Pacific Basin	6.7%
Bullion (Gold)	6.1%
South America	2.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	14.4%

Lipper Rankings

Category: Lipper Alternative Global Macro Funds	Rank	Percentile
1 Year	271/310	88
3 Year	241/266	91
5 Year	44/184	24
10 Year	3/55	6

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
JPMorgan Chase & Co.	United States	Financials	Other Diversified Financial Services
Kraft Foods Group, Inc.	United States	Consumer Staples	Packaged Foods & Meats
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
Citigroup, Inc.	United States	Financials	Other Diversified Financial Services
Microsoft Corp.	United States	Information Technology	Systems Software
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Pfizer, Inc.	United States	Health Care	Pharmaceuticals
Coca-Cola Co. (The)	United States	Consumer Staples	Soft Drinks
Lockheed Martin Corp.	United States	Industrials	Aerospace & Defense
AIA Group Ltd.	Hong Kong	Financials	Life & Health Insurance

See your advisor or www.waddell.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

CONSOLIDATED SCHEDULE OF INVESTMENTS   ASSET STRATEGY FUND *(in thousands)*

DECEMBER 31, 2016 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Auto Parts & Equipment – 1.9%		
Continental AG (A)	89	$ 17,152
Delphi Automotive plc	277	18,663
		35,815
Automobile Manufacturers – 0.7%		
Suzuki Motor Corp. (A)	394	13,852
Cable & Satellite – 1.2%		
Comcast Corp., Class A	334	23,028
Footwear – 0.5%		
NIKE, Inc., Class B	193	9,785
Home Improvement Retail – 1.1%		
Home Depot, Inc. (The)	148	19,871
Internet & Direct Marketing Retail – 1.0%		
Amazon.com, Inc. (B)	25	18,685
Leisure Facilities – 0.0%		
Circuit of the Americas LLC, Class B (B)(C)	—*	—
Leisure Products – 0.6%		
Media Group Holdings LLC, Series H (B)(C)(D)(E)	73	666
Media Group Holdings LLC, Series I (B)(C)(D)(E)	43	4,271
Media Group Holdings LLC, Series T (B)(C)(D)(E)	9	5,238
		10,175
Movies & Entertainment – 0.1%		
Delta Topco Ltd. (B)(D)	104,001	2,301
Restaurants – 1.1%		
Chipotle Mexican Grill, Inc., Class A (B)	55	20,564
Tires & Rubber – 0.6%		
Bridgestone Corp. (A)	311	11,207
Total Consumer Discretionary – 8.8%		**165,283**
Consumer Staples		
Brewers – 1.1%		
InBev N.V. (A)	201	21,232
Packaged Foods & Meats – 3.5%		
Kraft Foods Group, Inc.	503	43,957
Mondelez International, Inc., Class A	495	21,921
		65,878
Soft Drinks – 1.6%		
Coca-Cola Co. (The) (F)	710	29,420
Tobacco – 1.6%		
ITC Ltd. (A)	1,671	5,949

COMMON STOCKS (Continued)	Shares	Value
Tobacco (Continued)		
Philip Morris International, Inc.	257	$ 23,513
		29,462
Total Consumer Staples – 7.8%		**145,992**
Energy		
Oil & Gas Equipment & Services – 3.7%		
Halliburton Co.	770	41,671
Schlumberger Ltd.	325	27,267
		68,938
Oil & Gas Exploration & Production – 4.5%		
Cabot Oil & Gas Corp.	434	10,148
EOG Resources, Inc.	310	31,371
Noble Energy, Inc.	713	27,125
Pioneer Natural Resources Co.	91	16,369
		85,013
Oil & Gas Refining & Marketing – 1.1%		
Phillips 66	237	20,480
Total Energy – 9.3%		**174,431**
Financials		
Diversified Banks – 2.6%		
Axis Bank Ltd. (A)	1,978	13,112
Banca Intesa S.p.A. (A)	6,489	16,570
Wells Fargo & Co.	363	19,988
		49,670
Life & Health Insurance – 2.5%		
AIA Group Ltd. (A)	4,870	27,477
MetLife, Inc.	354	19,093
		46,570
Multi-Line Insurance – 1.0%		
Axa S.A. (A)	760	19,186
Other Diversified Financial Services – 4.5%		
Citigroup, Inc.	645	38,324
JPMorgan Chase & Co.	528	45,518
		83,842
Property & Casualty Insurance – 0.7%		
Berkshire Hathaway, Inc., Class B (B)	83	13,495
Regional Banks – 1.1%		
PNC Financial Services Group, Inc. (The)	179	20,890
Total Financials – 12.4%		**233,653**
Health Care		
Biotechnology – 2.4%		
Alexion Pharmaceuticals, Inc. (B)	142	17,365
Shire Pharmaceuticals Group plc ADR	157	26,697
		44,062

COMMON STOCKS (Continued)	Shares	Value
Health Care Equipment – 0.9%		
Medtronic plc	249	$ 17,753
Health Care Facilities – 0.8%		
HCA Holdings, Inc. (B)	200	14,792
Pharmaceuticals – 2.5%		
Bristol-Myers Squibb Co.	282	16,474
Pfizer, Inc.	936	30,398
		46,872
Total Health Care – 6.6%		**123,479**
Industrials		
Aerospace & Defense – 1.5%		
Lockheed Martin Corp.	111	27,718
Construction & Engineering – 0.7%		
Larsen & Toubro Ltd. (A)	650	12,915
Construction Machinery & Heavy Trucks – 1.1%		
PACCAR, Inc.	325	20,750
Industrial Conglomerates – 1.4%		
General Electric Co.	820	25,896
Industrial Machinery – 0.1%		
Parker Hannifin Corp.	24	3,304
Railroads – 0.8%		
Union Pacific Corp.	147	15,289
Total Industrials – 5.6%		**105,872**
Information Technology		
Application Software – 2.5%		
Adobe Systems, Inc. (B)	258	26,529
Intuit, Inc.	174	19,908
		46,437
Data Processing & Outsourced Services – 1.7%		
FleetCor Technologies, Inc. (B)	77	10,854
Visa, Inc., Class A	267	20,855
		31,709
Electronic Equipment & Instruments – 0.3%		
Keyence Corp. (A)	9	5,901
Internet Software & Services – 3.4%		
Alibaba Group Holding Ltd. ADR (B)	209	18,308
Alphabet, Inc., Class A (B)	31	24,487
Facebook, Inc., Class A (B)	39	4,521
MercadoLibre, Inc.	107	16,683
		63,999
Semiconductor Equipment – 0.3%		
ASML Holding N.V., Ordinary Shares (A)	47	5,309
Semiconductors – 1.0%		
QUALCOMM, Inc.	289	18,830

14   SEMIANNUAL REPORT   2016

CONSOLIDATED SCHEDULE OF INVESTMENTS ASSET STRATEGY FUND *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Systems Software – 1.9%		
Microsoft Corp.	595	$ 36,965
Total Information Technology – 11.1%		209,150
Materials		
Diversified Chemicals – 0.3%		
PPG Industries, Inc.	52	4,890
Diversified Metals & Mining – 1.3%		
BHP Billiton plc (A)	570	9,180
Rio Tinto plc (A)	389	15,160
		24,340
Paper Packaging – 0.6%		
International Paper Co.	214	11,376
Total Materials – 2.2%		40,606
Telecommunication Services		
Integrated Telecommunication Services – 0.9%		
Nippon Telegraph and Telephone Corp. (A)	385	16,200
Total Telecommunication Services – 0.9%		16,200
TOTAL COMMON STOCKS – 64.7%		$1,214,666
(Cost: $1,227,022)		

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Leisure Facilities – 0.2%		
Circuit of the Americas LLC, Series D, 0.000%, 12–31–20 (C)(G)	$ 7,285	2,620
Movies & Entertainment – 5.6%		
Delta Topco Ltd., 10.000%, 11–24–60 (D)(H)	105,532	105,533
Total Consumer Discretionary – 5.8%		108,153
Financials		
Diversified Banks – 0.3%		
Royal Bank of Scotland Group plc (The):		
7.500%, 12–29–49	4,484	4,248
8.625%, 12–29–49	1,983	2,023
		6,271
Total Financials – 0.3%		6,271
TOTAL CORPORATE DEBT SECURITIES – 6.1%		$ 114,424
(Cost: $118,094)		

OTHER GOVERNMENT SECURITIES (I)		Principal	Value
Brazil – 1.1%			
Brazil Notas do Tesouro Nacional, 10.000%, 1–1–21 (J)	BRL	71,700	$ 21,216
Mexico – 4.4%			
Mexican Bonos:			
8.000%, 6–11–20 (J)	MXN	569,379	28,267
6.500%, 6–10–21 (J)		396,455	18,649
10.000%, 12–5–24 (J)		326,352	18,219
5.750%, 3–5–26 (J)		418,176	17,899
			83,034
TOTAL OTHER GOVERNMENT SECURITIES – 5.5%			$104,250
(Cost: $121,326)			

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 0.0%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
5.500%, 3–15–23 (K)	$ 92	6
5.500%, 10–15–25 (K)	783	103
5.500%, 5–15–33 (K)	429	89
6.000%, 11–15–35 (K)	320	75
Federal National Mortgage Association Agency REMIC/CMO:		
5.500%, 6–25–23 (K)	193	23
5.500%, 8–25–33 (K)	479	90
5.500%, 12–25–33 (K)	73	—*
5.500%, 4–25–34 (K)	617	129
5.500%, 11–25–36 (K)	697	140
Government National Mortgage Association Agency REMIC/CMO, 5.500%, 7–20–35 (K)	279	67
		722
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.0%		$ 722
(Cost: $738)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Inflation Protected Obligations – 3.2%		
U.S. Treasury Notes:		
0.125%, 4–15–21	8,996	9,047
0.625%, 1–15–26	16,647	16,790
0.125%, 7–15–26	15,127	14,625
1.000%, 2–15–46	18,976	19,049
		59,511
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 3.2%		$ 59,511
(Cost: $61,351)		

BULLION – 6.1%	Troy Ounces	Value
Gold	99	$ 114,313
(Cost: $121,524)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (L) – 11.6%		
Becton Dickinson & Co., 0.870%, 1–12–17	$ 5,000	4,998
Campbell Soup Co., 0.890%, 1–12–17	2,650	2,649
Clorox Co. (The), 1.010%, 2–9–17	4,600	4,595
CVS Health Corp.:		
0.890%, 1–17–17	32,000	31,986
1.020%, 2–10–17	4,504	4,499
Danaher Corp., 0.700%, 1–4–17	10,000	9,999
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.), 0.970%, 1–27–17	10,000	9,993
J.M. Smucker Co. (The), 0.850%, 1–3–17	3,425	3,425
Kroger Co. (The), 0.880%, 1–3–17	5,000	5,000
L Air Liquide S.A., 0.570%, 1–13–17	7,000	6,998
McDonalds Corp.:		
0.891%, 1–9–17	5,000	4,999
0.900%, 1–10–17	8,000	7,998
Medtronic Global Holdings SCA, 0.811%, 1–9–17	15,000	14,997
Mondelez International, Inc., 0.870%, 1–13–17	4,196	4,195
NBCUniversal Enterprise, Inc.:		
0.861%, 1–5–17	19,935	19,932
0.901%, 1–9–17	5,000	4,999
0.880%, 1–10–17	15,000	14,996
Northern Illinois Gas Co.:		
0.801%, 1–4–17	11,000	10,999
0.881%, 1–5–17	3,000	3,000
0.880%, 1–10–17	10,000	9,997
0.880%, 1–11–17	5,000	4,999
0.900%, 1–18–17	5,000	4,998
PacifiCorp, 0.870%, 1–12–17	8,000	7,998
Sysco Corp., 1.100%, 1–4–17	10,000	9,999
Wisconsin Gas LLC, 0.640%, 1–5–17	10,000	9,999
		218,247
Master Note – 0.2%		
Toyota Motor Credit Corp., 0.860%, 1–4–17 (M)	3,594	3,594
Municipal Obligations – 0.7%		
NY Metro Trans Auth, Trans Rev Var Rate Bonds, Ser 2005E-3 (GTD by Bank of Montreal), 0.720%, 1–7–17 (M)	4,000	4,000

CONSOLIDATED SCHEDULE OF INVESTMENTS ASSET STRATEGY FUND *(in thousands)*

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.700%, 1–1–17 (M)	$ 6,170	$ 6,170
SD Hlth and Edu Fac Auth, Var Rate Demand Rev Bonds (Sioux Vly Hosp and Hlth Sys), Ser 2001C (GTD by U.S. Bank N.A.), 0.720%, 1–7–17 (M)	2,325	2,325
		12,495

SHORT-TERM SECURITIES (Continued)	Principal	Value
United States Government Agency Obligations – 1.6%		
Overseas Private Investment Corp. (GTD by U.S. Government):		
0.700%, 1–7–17 (M)	$25,000	$ 25,000
0.720%, 1–7–17 (M)	5,000	5,000
		30,000
TOTAL SHORT-TERM SECURITIES – 14.1%		$ 264,336
(Cost: $264,338)		
TOTAL INVESTMENT SECURITIES – 99.7%		$1,872,222
(Cost: $1,914,393)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		5,628
NET ASSETS – 100.0%		$1,877,850

Notes to Consolidated Schedule of Investments

*Not shown due to rounding.

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(D)Restricted securities. At December 31, 2016, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Delta Topco Ltd.	1–23–12 to 6–15–12	104,001	$ 49,084	$ 2,301
Media Group Holdings LLC, Series H	8–29–13 to 10–31–13	73	50,896	666
Media Group Holdings LLC, Series I	4–23–13 to 11–8–13	43	14,221	4,271
Media Group Holdings LLC, Series T	7–2–13 to 1–23–15	9	19,593	5,238
		Principal		
Delta Topco Ltd., 10.000%, 11–24–60	4–1–12 to 1–1–15	$105,532	106,431	105,533
			$240,225	$118,009

The total value of these securities represented 6.3% of net assets at December 31, 2016.

(E)Investment is owned by an entity that is treated as a corporation for U.S. tax purposes and is owned by the Fund and consolidated as described in Note 6 of the Notes to Financial Statements.

(F)All or a portion of securities with an aggregate value of $60 are held in collateralized accounts for OTC derivatives collateral and is governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(G)Zero coupon bond.

(H)Payment-in-kind bonds.

(I)Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(J)Principal amount and exercise prices are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real and MXN – Mexican Peso).

(K)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(L)Rate shown is the yield to maturity at December 31, 2016.

(M)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2016. Date shown represents the date that the variable rate resets.

The following total return swap agreements were outstanding at December 31, 2016:

Counterparty	Number of Shares	Underlying Security	Termination Date	Notional Amount	Financing Fee[1][2]	Unrealized Appreciation
Morgan Stanley International	310,444	Euro STOXX Bank Index	12/08/2017	$38,453	3M Euribor plus 40 bps	$159

(1)The Fund pays the financing fee multiplied by the notional amount each month.

(2)At the termination date, a net cash flow is exchanged where the market-linked total return is equivalent to the return of the underlying security less a financing rate, if any. The Fund would receive payments on any net positive total return, and would owe payments in the event of a negative total return.

The following forward foreign currency contracts were outstanding at December 31, 2016:

	Currency to be Delivered	Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	10,066	U.S. Dollar 12,500	1–25–17	State Street Global Markets	$ 87	$—
Euro	37,872	U.S. Dollar 40,158	1–25–17	State Street Global Markets	246	—
					$333	$—

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 152,807	$ —	$ 12,476
Consumer Staples	145,992	—	—
Energy	174,431	—	—
Financials	233,653	—	—
Health Care	123,479	—	—
Industrials	105,872	—	—
Information Technology	209,150	—	—
Materials	40,606	—	—
Telecommunication Services	16,200	—	—
Total Common Stocks	$1,202,190	$ —	$ 12,476
Corporate Debt Securities	—	8,891	105,533
Other Government Securities	—	104,250	—
United States Government Agency Obligations	—	722	—
United States Government Obligations	—	59,511	—
Bullion	114,313	—	—
Short-Term Securities	—	264,336	—
Total	$1,316,503	$ 437,710	$118,009
Forward Foreign Currency Contracts	$ —	$ 333	$ —
Total Return Swaps	$ —	$ 159	$ —

During the period ended December 31, 2016, there were no transfers between any levels.

DECEMBER 31, 2016 (UNAUDITED)

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Corporate Debt Securities
Beginning Balance 7–1–16	$30,693	$103,913
Net realized gain (loss)	—	—
Net change in unrealized appreciation (depreciation)	(18,217)	1,620
Purchases	—	—
Sales	—	—
Amortization/Accretion of premium/discount	—	—
Transfers into Level 3 during the period	—	—
Transfers out of Level 3 during the period	—	—
Ending Balance 12–31–16	$ 12,476	$105,533
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 12–31–16	$ (18,217)	$ 1,620

Information about Level 3 fair value measurements:

	Fair Value at 12-31-16	Valuation Technique(s)	Unobservable Input(s)	Input Value(s)
Assets				
Common Stocks	$ 5,238	Discounted cash flows model	Long-term growth rate	2.50%
			Weighted average cost of capital	15.56%
			Illiquidity discount	10%
	4,271	Discounted cash flows model	Long-term growth rate	2.50%
			Weighted average cost of capital	14.41%
			Illiquidity Discount	10%
			Methodology weighting	67%
		Transaction	Price	$344
			Illiquidity Discount	2.5% to 10%
			Methodology Weighting	33%
	2,301	Transaction	Price	$0.06
			Illiquidity discount	1 to 7%
	666	Discounted cash flows model	Long-term growth rate	2.50%
			Weighted average cost of capital	40%
			Illiquidity discount	10%
			Methodology weighting	52%
		Discounted book value	Discount factor	100%
			Methodology weighting	48%
Corporate Debt Securities	105,533	Transaction	Price	100
			Illiquidity discount	1 to 7%

Significant increases (decreases) in long-term growth rate inputs could result in a higher (lower) fair value measurement. However, significant increases (decreases) in weighted average cost of capital, discount factors, or illiquidity discount inputs could result in a (lower) higher fair value measurement.

During the period ended December 31, 2016, securities totaling $14,876 changed valuation techniques from a transaction approach to a blended methodology of discounted cash flows model and a transaction approach. The change in valuation techniques is primarily due to the blended methodology more closely reflecting current market participant assumptions.

During the period ended December 31, 2016, securities totaling $103,913 changed valuation techniques from discounted cash flows model to a transaction approach. The change in valuation techniques is primarily due to the discounted cash flows model no longer reflecting current market participant assumptions.

CONSOLIDATED SCHEDULE OF INVESTMENTS ASSET STRATEGY FUND *(in thousands)*

DECEMBER 31, 2016 (UNAUDITED)

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipt
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
OTC = Over the Counter
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification

(as a % of net assets)	
United States	51.4%
United Kingdom	8.3%
Mexico	4.4%
Japan	2.5%
Ireland	2.4%
Brazil	2.0%

Country Diversification (Continued)

India	1.7%
Hong Kong	1.5%
Belgium	1.1%
France	1.0%
China	1.0%
Other Countries	2.1%
Other+	20.6%

+Includes gold bullion, options, cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	60.6%
Health Care	13.9%
Consumer Discretionary	9.5%
Information Technology	8.8%
Financials	7.2%
Consumer Staples	7.0%
Energy	5.9%
Industrials	3.4%
Materials	3.1%
Real Estate	1.4%
Telecommunication Services	0.4%
Bonds	33.4%
Corporate Debt Securities	27.8%
United States Government and Government Agency Obligations	5.4%
Loans	0.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	6.0%

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	475/505	94
3 Year	346/455	76
5 Year	231/409	57
10 Year	21/314	7

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Carnival Corp.	Consumer Discretionary	Hotels, Resorts & Cruise Lines
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Shire Pharmaceuticals Group plc ADR	Health Care	Biotechnology
Applied Materials, Inc.	Information Technology	Semiconductor Equipment
Comcast Corp., Class A	Consumer Discretionary	Cable & Satellite
Johnson & Johnson	Health Care	Pharmaceuticals
PNC Financial Services Group, Inc. (The)	Financials	Regional Banks
Intercontinental Exchange, Inc.	Financials	Financial Exchanges & Data
Johnson Controls, Inc.	Consumer Discretionary	Auto Parts & Equipment

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS

CONTINENTAL INCOME FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Auto Parts & Equipment – 1.5%		
Johnson Controls, Inc.	540	$ 22,225
Cable & Satellite – 1.7%		
Comcast Corp., Class A	373	25,749
Casinos & Gaming – 1.0%		
Las Vegas Sands, Inc.	279	14,901
General Merchandise Stores – 1.2%		
Dollar General Corp.	99	7,326
Target Corp.	161	11,643
		18,969
Hotels, Resorts & Cruise Lines – 2.2%		
Carnival Corp.	629	32,766
Movies & Entertainment – 1.1%		
Twenty-First Century Fox, Inc.	608	16,557
Restaurants – 0.8%		
YUM! Brands, Inc.	187	11,868
Total Consumer Discretionary – 9.5%		**143,035**
Consumer Staples		
Brewers – 1.0%		
Anheuser-Busch InBev S.A. ADR	139	14,645
Drug Retail – 1.3%		
CVS Caremark Corp.	256	20,217
Packaged Foods & Meats – 3.5%		
J.M. Smucker Co. (The)	146	18,710
Kraft Foods Group, Inc.	157	13,709
Mead Johnson Nutrition Co.	279	19,728
		52,147
Soft Drinks – 1.2%		
Coca-Cola Co. (The)	421	17,438
Total Consumer Staples – 7.0%		**104,447**
Energy		
Integrated Oil & Gas – 0.9%		
Chevron Corp.	109	12,782
Oil & Gas Equipment & Services – 1.1%		
Schlumberger Ltd.	201	16,849
Oil & Gas Exploration & Production – 2.4%		
Newfield Exploration Co. (A)	427	17,310
Noble Energy, Inc.	505	19,216
		36,526
Oil & Gas Refining & Marketing – 0.5%		
Phillips 66	91	7,881
Total Energy – 4.9%		**74,038**

COMMON STOCKS (Continued)	Shares	Value
Financials		
Asset Management & Custody Banks – 0.5%		
Northern Trust Corp.	95	$ 8,433
Financial Exchanges & Data – 1.5%		
Intercontinental Exchange, Inc.	401	22,613
Investment Banking & Brokerage – 0.6%		
Goldman Sachs Group, Inc. (The) . . .	36	8,596
Life & Health Insurance – 0.5%		
MetLife, Inc.	135	7,254
Other Diversified Financial Services – 2.1%		
JPMorgan Chase & Co.	360	31,099
Regional Banks – 1.6%		
PNC Financial Services Group, Inc. (The)	206	24,059
Total Financials – 6.8%		**102,054**
Health Care		
Biotechnology – 2.8%		
Biogen, Inc. (A)	53	14,888
Shire Pharmaceuticals Group plc ADR	162	27,585
		42,473
Health Care Equipment – 1.2%		
Medtronic plc	259	18,477
Health Care Services – 0.9%		
Laboratory Corp. of America Holdings (A)	110	14,173
Managed Health Care – 2.0%		
Anthem, Inc.	87	12,494
UnitedHealth Group, Inc.	106	16,980
		29,474
Pharmaceuticals – 3.8%		
Allergan plc (A)	77	16,255
Johnson & Johnson	220	25,369
Teva Pharmaceutical Industries Ltd. ADR	410	14,866
		56,490
Total Health Care – 10.7%		**161,087**
Industrials		
Construction Machinery & Heavy Trucks – 0.8%		
Allison Transmission Holdings, Inc.	234	7,893
PACCAR, Inc.	69	4,435
		12,328
Railroads – 1.1%		
Union Pacific Corp.	159	16,485

COMMON STOCKS (Continued)	Shares	Value
Trucking – 0.8%		
Knight Transportation, Inc.	346	$ 11,419
Total Industrials – 2.7%		**40,232**
Information Technology		
Application Software – 1.4%		
Autodesk, Inc. (A)	290	21,485
Communications Equipment – 0.5%		
Harris Corp.	69	7,060
Data Processing & Outsourced Services – 0.8%		
FleetCor Technologies, Inc. (A)	87	12,298
IT Consulting & Other Services – 1.1%		
Cognizant Technology Solutions Corp., Class A (A)	306	17,162
Semiconductor Equipment – 1.8%		
Applied Materials, Inc.	848	27,352
Systems Software – 1.2%		
Symantec Corp.	732	17,495
Technology Hardware, Storage & Peripherals – 2.0%		
Apple, Inc.	254	29,398
Total Information Technology – 8.8%		**132,250**
Materials		
Commodity Chemicals – 0.8%		
Valvoline, Inc.	544	11,699
Diversified Chemicals – 1.2%		
PPG Industries, Inc.	194	18,336
Specialty Chemicals – 0.5%		
LyondellBasell Industries N.V., Class A	92	7,892
Total Materials – 2.5%		**37,927**
Real Estate		
Specialized REITs – 1.4%		
Crown Castle International Corp. . . .	242	21,016
Total Real Estate – 1.4%		**21,016**
TOTAL COMMON STOCKS – 54.3%		**$816,086**
(Cost: $694,480)		

DECEMBER 31, 2016 (UNAUDITED)

PREFERRED STOCKS	Shares	Value
Energy		
Integrated Oil & Gas – 1.0%		
Hess Corp., Convertible, 8.000%	199	$ 14,625
Total Energy – 1.0%		**14,625**
Financials		
Diversified Banks – 0.1%		
First Republic Bank, Series G, 5.500%	64	1,457
Other Diversified Financial Services – 0.3%		
Citigroup, Inc., 6.300%	180	4,561
Total Financials – 0.4%		**6,018**
Health Care		
Managed Health Care – 0.7%		
Anthem, Inc., 5.250%	205	9,641
Pharmaceuticals – 2.5%		
Allergan plc, Convertible Series A, 5.500%	27	20,205
Teva Pharmaceutical Industries Ltd., Convertible, 7.000%	27	17,415
		37,620
Total Health Care – 3.2%		**47,261**
Industrials		
Environmental & Facilities Services – 0.7%		
Stericycle, Inc., 5.250%	167	10,566
Total Industrials – 0.7%		**10,566**
Materials		
Commodity Chemicals – 0.6%		
A. Schulman, Inc., Convertible, 6.000%	11	9,443
Total Materials – 0.6%		**9,443**
Telecommunication Services		
Integrated Telecommunication Services – 0.4%		
Frontier Communications Corp., Convertible Series A, 11.125%	86	6,116
Total Telecommunication Services – 0.4%		**6,116**
TOTAL PREFERRED STOCKS – 6.3%		**$94,029**

(Cost: $109,922)

CORPORATE DEBT SECURITIES	Principal	
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 0.4%		
Under Armour, Inc., 3.250%, 6–15–26	$6,800	6,413

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Automobile Manufacturers – 0.2%		
General Motors Co., 6.600%, 4–1–36	$ 3,198	$ 3,650
Automotive Retail – 0.1%		
AutoZone, Inc., 3.125%, 4–21–26	1,600	1,538
Broadcasting – 0.1%		
Discovery Communications LLC, 3.300%, 5–15–22	900	896
Cable & Satellite – 0.3%		
Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal), 3.150%, 3–1–26	2,603	2,565
Pearson Funding Five plc, 3.250%, 5–8–23 (B)	800	747
Viacom, Inc., 2.750%, 12–15–19	1,500	1,497
		4,809
General Merchandise Stores – 0.0%		
Dollar General Corp., 1.875%, 4–15–18	750	751
Homebuilding – 0.1%		
Toll Brothers Finance Corp., 4.375%, 4–15–23	1,000	998
Hotels, Resorts & Cruise Lines – 0.0%		
Hyatt Hotels Corp., 3.375%, 7–15–23	250	246
Housewares & Specialties – 0.2%		
Newell Rubbermaid, Inc., 4.200%, 4–1–26	2,700	2,814
Publishing – 0.1%		
Thomson Reuters Corp., 3.350%, 5–15–26	1,120	1,086
Total Consumer Discretionary – 1.5%		**23,201**
Consumer Staples		
Brewers – 0.2%		
Molson Coors Brewing Co., 3.000%, 7–15–26	800	755
SABMiller Holdings, Inc., 2.200%, 8–1–18	1,800	1,812
		2,567
Distillers & Vintners – 0.0%		
Beam, Inc., 1.750%, 6–15–18	750	748
Food Distributors – 0.1%		
Campbell Soup Co., 2.500%, 8–2–22	900	889

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Household Products – 0.0%		
Church & Dwight Co., Inc., 2.875%, 10–1–22	$ 250	$ 247
Packaged Foods & Meats – 0.1%		
Mead Johnson Nutrition Co., 3.000%, 11–15–20	1,200	1,214
Personal Products – 0.1%		
Estee Lauder Co., Inc. (The), 2.350%, 8–15–22	1,200	1,180
Soft Drinks – 0.3%		
Coca-Cola Co. (The), 2.250%, 9–1–26	5,600	5,266
Tobacco – 0.2%		
BAT International Finance plc, 2.750%, 6-15–20 (B)	2,400	2,411
Total Consumer Staples – 1.0%		**14,522**
Energy		
Integrated Oil & Gas – 0.5%		
Chevron Corp., 2.954%, 5–16–26	3,200	3,143
Hess Corp., 4.300%, 4–1–27	4,950	4,920
		8,063
Oil & Gas Equipment & Services – 0.2%		
Schlumberger Holding Corp., 2.350%, 12–21–18 (B)	3,150	3,175
Oil & Gas Exploration & Production – 0.8%		
BP Capital Markets plc (GTD by BP plc):		
2.241%, 9–26–18	2,850	2,871
2.315%, 2–13–20	1,500	1,499
Concho Resources, Inc., 4.375%, 1–15–25	4,400	4,391
Occidental Petroleum Corp., 2.600%, 4–15–22	1,500	1,495
ONEOK Partners L.P., 3.200%, 9–15–18	1,500	1,533
		11,789
Oil & Gas Storage & Transportation – 1.6%		
Buckeye Partners L.P., 2.650%, 11–15–18	3,050	3,070
Colorado Interstate Gas Co., 4.150%, 8–15–26 (B)	3,340	3,241
Hornbeck Offshore Services, Inc., Convertible, 1.500%, 9–1–19	6,502	4,612
Kinder Morgan Energy Partners L.P., 2.650%, 2–1–19	1,850	1,859
Plains All American Pipeline L.P. and PAA Finance Corp., 4.650%, 10–15–25	2,000	2,064
Southern Natural Gas Co., 5.900%, 4–1–17 (B)	4,750	4,799

SCHEDULE OF INVESTMENTS CONTINENTAL INCOME FUND *(in thousands)*

DECEMBER 31, 2016 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Storage & Transportation (Continued)		
Williams Partners L.P.,		
3.600%, 3–15–22	$3,500	$ 3,515
		23,160
Total Energy – 3.1%		46,187
Financials		
Asset Management & Custody Banks – 0.6%		
Ares Capital Corp.:		
4.875%, 11–30–18	3,300	3,420
3.875%, 1–15–20	6,050	6,131
		9,551
Consumer Finance – 0.8%		
American Express Co.,		
4.900%, 12–29–49	3,200	3,036
Capital One Bank USA N.A.:		
2.150%, 11–21–18	1,500	1,504
2.250%, 2–13–19	2,000	2,008
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.),		
3.700%, 5–9–23	800	786
Hyundai Capital America,		
2.875%, 8–9–18 (B)	1,200	1,214
Total System Services, Inc.,		
2.375%, 6–1–18	3,900	3,916
		12,464
Diversified Banks – 5.8%		
ABN AMRO Bank N.V.,		
2.500%, 10–30–18 (B)	3,000	3,024
Australia & New Zealand Banking Group Ltd.,		
4.400%, 5–19–26 (B)	4,800	4,854
Bank of America Corp.:		
2.000%, 1–11–18	2,100	2,105
8.000%, 7–29–49	7,000	7,192
Bank of New York Mellon Corp. (The),		
2.100%, 1–15–19	3,000	3,012
Bank of Nova Scotia (The):		
1.450%, 4–25–18	2,000	1,994
2.050%, 10–30–18	2,750	2,761
Barclays plc,		
5.200%, 5–12–26	3,200	3,253
BNP Paribas S.A.,		
2.450%, 3–17–19	2,600	2,620
Commonwealth Bank of Australia,		
2.250%, 3–13–19	2,900	2,910
DBS Group Holdings Ltd.,		
2.246%, 7–16–19 (B)	5,250	5,277
HSBC Holdings plc,		
3.400%, 3–8–21	3,750	3,810
ING Bank N.V.,		
2.500%, 10–1–19 (B)	3,500	3,521
KeyBank N.A.,		
2.500%, 12–15–19	2,500	2,525
Mizuho Bank Ltd.,		
2.650%, 9–25–19 (B)	3,500	3,522

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
Royal Bank of Scotland Group plc (The),		
7.640%, 3–29–49	$3,400	$ 3,153
Skandinaviska Enskilda Banken AB,		
2.375%, 3–25–19 (B)	2,000	2,005
Societe Generale S.A.:		
4.250%, 4–14–25 (B)	1,750	1,696
5.922%, 4–29–49 (B)	6,500	6,444
Standard Chartered plc,		
2.250%, 4–17–20 (B)	5,900	5,778
Sumitomo Mitsui Banking Corp.,		
2.450%, 1–16–20	2,400	2,393
U.S. Bancorp,		
3.100%, 4–27–26	1,920	1,866
Wells Fargo & Co.,		
7.980%, 3–29–49	6,790	7,096
Westpac Banking Corp.,		
2.250%, 7–30–18	4,000	4,025
		86,836
Financial Exchanges & Data – 0.1%		
Intercontinental Exchange, Inc.,		
2.500%, 10–15–18	1,200	1,215
Investment Banking & Brokerage – 1.1%		
BGC Partners, Inc.,		
5.375%, 12–9–19	3,000	3,126
Charles Schwab Corp. (The),		
2.200%, 7–25–18	700	705
Credit Suisse Group Funding (Guernsey) Ltd.,		
2.750%, 3–26–20	2,500	2,477
Goldman Sachs Group, Inc. (The):		
2.900%, 7–19–18	1,200	1,216
2.625%, 1–31–19	2,000	2,021
2.600%, 4–23–20	1,800	1,801
Morgan Stanley:		
2.125%, 4–25–18	2,000	2,008
2.650%, 1–27–20	3,250	3,263
		16,617
Life & Health Insurance – 0.6%		
AIA Group Ltd.,		
2.250%, 3–11–19 (B)	1,600	1,605
Citizens Financial Group, Inc.,		
3.750%, 7–1–24	6,000	5,801
Prudential Financial, Inc.,		
8.875%, 6–15–38	1,000	1,080
		8,486
Multi–Line Insurance – 0.6%		
American International Group, Inc.,		
2.300%, 7–16–19	1,950	1,958
Aon plc (GTD by Aon Corp.),		
2.800%, 3–15–21	3,500	3,496
Loews Corp.,		
3.750%, 4–1–26	3,126	3,173
		8,627

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Diversified Financial Services – 2.2%		
Citigroup, Inc.:		
5.800%, 11–29–49	$ 5,310	$ 5,356
5.950%, 12–29–49	5,350	5,308
Fidelity National Financial, Inc.,		
6.600%, 5–15–17	1,300	1,322
Fidelity National Information Services, Inc.:		
2.000%, 4–15–18	500	501
2.850%, 10–15–18	2,300	2,339
Fifth Street Finance Corp.,		
4.875%, 3–1–19	5,000	5,045
JPMorgan Chase & Co.:		
7.900%, 4–29–49	3,200	3,314
5.000%, 12–29–49	3,200	3,192
PennantPark Investment Corp.,		
4.500%, 10–1–19	5,250	5,268
Total Capital,		
2.125%, 8–10–18	1,200	1,209
		32,854
Property & Casualty Insurance – 0.2%		
Berkshire Hathaway Finance Corp.,		
2.200%, 3–15–21	1,500	1,496
Hanover Insurance Group, Inc. (The),		
4.500%, 4–15–26	2,100	2,107
		3,603
Regional Banks – 0.7%		
PNC Bank N.A.:		
2.200%, 1–28–19	2,250	2,261
3.250%, 6–1–25	2,500	2,492
SunTrust Banks, Inc.:		
2.350%, 11–1–18	2,800	2,824
5.625%, 12–29–49	2,800	2,867
		10,444
Specialized Finance – 0.3%		
Diamond 1 Finance Corp. and Diamond 2 Finance Corp.,		
5.450%, 6–15–23 (B)	4,320	4,578
Total Financials – 13.0%		195,275
Health Care		
Biotechnology – 0.4%		
Amgen, Inc.:		
2.200%, 5–22–19	2,200	2,217
2.125%, 5–1–20	3,000	2,970
		5,187
Health Care Equipment – 0.1%		
Zimmer Holdings, Inc.,		
2.700%, 4–1–20	1,650	1,649
Health Care Facilities – 0.3%		
Surgery Center Holdings, Inc.,		
8.875%, 4–15–21 (B)	4,800	5,112

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Health Care Services – 0.3%		
Quest Diagnostics, Inc.:		
2.500%, 3–30–20	$ 1,750	$ 1,748
3.450%, 6–1–26	3,230	3,181
		4,929
Health Care Supplies – 0.6%		
Cardinal Health, Inc.,		
2.400%, 11–15–19	2,400	2,416
Shire Acquisitions Investments Ireland Designated Activity Co.,		
2.875%, 9–23–23	6,600	6,266
		8,682
Managed Health Care – 0.5%		
Aetna, Inc.,		
2.200%, 3–15–19	1,600	1,604
UnitedHealth Group, Inc.,		
2.700%, 7–15–20	1,000	1,014
WellPoint, Inc.,		
1.875%, 1–15–18	4,400	4,402
		7,020
Pharmaceuticals – 0.5%		
AbbVie, Inc.,		
3.200%, 5–14–26	2,240	2,128
Forest Laboratories, Inc.,		
5.000%, 12–15–21 (B)	5,000	5,401
		7,529
Total Health Care – 2.7%		40,108
Industrials		
Aerospace & Defense – 0.7%		
BAE Systems Holdings, Inc.,		
2.850%, 12–15–20 (B)	2,400	2,402
Huntington Ingalls Industries, Inc.,		
5.000%, 11–15–25 (B)	6,000	6,232
TransDigm, Inc. (GTD by TransDigm Group, Inc.),		
6.000%, 7–15–22	2,000	2,080
		10,714
Airlines – 0.2%		
Southwest Airlines Co.,		
2.650%, 11–5–20	2,625	2,630
Railroads – 0.0%		
Kansas City Southern de Mexico S.A. de C.V.,		
2.350%, 5–15–20	776	766
Total Industrials – 0.9%		14,110
Information Technology		
Data Processing & Outsourced Services – 0.1%		
Fiserv, Inc.,		
2.700%, 6–1–20	1,800	1,808

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Electronic Equipment & Instruments – 0.1%		
FLIR Systems, Inc.,		
3.125%, 6–15–21	$ 2,000	$ 2,003
Semiconductors – 1.6%		
Micron Technology, Inc.,		
5.500%, 2–1–25	5,293	5,266
Micron Technology, Inc., Convertible,		
3.000%, 11–15–43	19,250	19,118
		24,384
Systems Software – 0.3%		
Oracle Corp.,		
2.250%, 10–8–19	3,500	3,541
Total Information Technology – 2.1%		31,736
Materials		
Construction Materials – 0.6%		
Hillman Group, Inc. (The),		
6.375%, 7–15–22 (B)	9,110	8,563
Diversified Metals & Mining – 0.1%		
Anglo American plc,		
4.125%, 4–15–21 (B)	1,300	1,323
Specialty Chemicals – 0.0%		
RPM International, Inc.,		
3.450%, 11–15–22	750	743
Total Materials – 0.7%		10,629
Real Estate		
Specialized REITs – 0.2%		
Crown Castle International Corp.:		
5.250%, 1–15–23	1,171	1,261
3.700%, 6–15–26	1,600	1,568
		2,829
Total Real Estate – 0.2%		2,829
Telecommunication Services		
Integrated Telecommunication Services – 0.7%		
AT&T, Inc.:		
2.300%, 3–11–19	5,000	5,017
4.125%, 2–17–26	4,480	4,530
Verizon Communications, Inc.,		
2.625%, 2–21–20	1,617	1,632
		11,179
Wireless Telecommunication Service – 0.6%		
American Tower Corp.:		
2.250%, 1–15–22	5,025	4,808
4.700%, 3–15–22	1,140	1,216
3.375%, 10–15–26	2,080	1,966

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Wireless Telecommunication Service (Continued)		
Virgin Media Finance plc,		
4.875%, 2–15–22	$ 298	$ 268
		8,258
Total Telecommunication Services – 1.3%		19,437
Utilities		
Electric Utilities – 0.7%		
Electricite de France S.A.,		
2.150%, 1–22–19 (B)	2,475	2,480
Entergy Texas, Inc.,		
2.550%, 6–1–21	1,950	1,942
Exelon Corp.,		
2.450%, 4–15–21	1,800	1,777
PPL Energy Supply LLC,		
4.600%, 12–15–21	2,100	1,664
Southern Co. (The),		
2.950%, 7–1–23	3,200	3,154
		11,017
Independent Power Producers & Energy Traders – 0.4%		
Canadian Solar, Inc., Convertible,		
4.250%, 2–15–19	5,755	5,338
Multi-Utilities – 0.2%		
Dominion Resources, Inc.,		
2.500%, 12–1–19	2,475	2,500
Public Service Electric and Gas Co.,		
2.250%, 9–15–26	1,085	1,005
		3,505
Total Utilities – 1.3%		19,860
TOTAL CORPORATE DEBT SECURITIES – 27.8%		$417,894
(Cost: $416,890)		
LOANS (C)		
Industrials		
Industrial Machinery – 0.2%		
Dynacast International LLC,		
9.500%, 1–30–23	3,010	2,935
Total Industrials – 0.2%		2,935
TOTAL LOANS – 0.2%		$ 2,935
(Cost: $2,946)		
UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Agency Obligations – 0.1%		
National Archives Facility Trust,		
8.500%, 9–1–19	1,123	1,231

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations – 1.3%		
Federal Home Loan Mortgage Corp.		
Fixed Rate Participation Certificates:		
6.500%, 12–1–31	$ 34	$ 38
6.500%, 1–1–32	39	44
4.500%, 6–1–44	4,267	4,611
3.000%, 6–15–45	4,418	4,545
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.500%, 7–1–18	113	116
4.500%, 9–1–19	280	288
3.500%, 6–25–29	2,458	2,572
4.500%, 11–1–43	3,473	3,773
3.000%, 10–25–46	4,323	4,406
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.000%, 9–15–18	95	95
6.500%, 8–15–28	30	34
		20,522
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 1.4%		$ 21,753

(Cost: $22,067)

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Inflation Protected Obligations – 3.0%		
U.S. Treasury Notes:		
0.125%, 7–15–26	16,640	16,088
2.125%, 2–15–40	14,763	18,278
1.000%, 2–15–46	10,100	10,139
		44,505

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)	Principal	Value
Treasury Obligations – 1.0%		
U.S. Treasury Notes,		
1.500%, 8–15–26	$16,700	$ 15,335
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 4.0%		$59,840

(Cost: $62,886)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (D) – 4.1%		
Becton Dickinson & Co.,		
0.870%, 1–12–17	5,000	4,999
Caterpillar Financial Services Corp. (GTD by Caterpillar, Inc.),		
0.550%, 1–26–17	10,000	9,996
Danaher Corp.,		
0.700%, 1–4–17	9,000	8,999
Kroger Co. (The),		
0.880%, 1–3–17	6,000	5,999
Medtronic Global Holdings SCA,		
0.811%, 1–9–17	5,000	4,999
NBCUniversal Enterprise, Inc.:		
0.861%, 1–5–17	10,000	9,999
0.901%, 1–9–17	13,000	12,997
Northern Illinois Gas Co.,		
0.900%, 1–3–17	2,489	2,489
Prudential Funding LLC (GTD by Prudential Financial, Inc.),		
0.500%, 1–3–17	2,207	2,207
		62,684
Master Note – 0.1%		
Toyota Motor Credit Corp.,		
0.860%, 1–4–17 (E)	1,731	1,731

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – 1.3%		
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.),		
0.680%, 1–1–17 (E)	$19,000	$ 19,000
Notes – 0.5%		
Overseas Private Investment Corp. (GTD by U.S. Government),		
0.700%, 1–4–17 (E)	7,000	7,000
TOTAL SHORT-TERM SECURITIES – 6.0%		$ 90,415

(Cost: $90,413)

	Value
TOTAL INVESTMENT SECURITIES – 100.0%	$1,502,952

(Cost: $1,399,604)

	Value
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%	325
NET ASSETS – 100.0%	$1,503,277

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2016 the total value of these securities amounted to $89,404 or 5.9% of net assets.

(C) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2016.

(D) Rate shown is the yield to maturity at December 31, 2016.

(E) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2016. Date shown represents the date that the variable rate resets.

SCHEDULE OF INVESTMENTS CONTINENTAL INCOME FUND *(in thousands)*

DECEMBER 31, 2016 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 816,086	$ —	$ —
Preferred Stocks	84,586	9,443	—
Corporate Debt Securities	—	417,894	—
Loans	—	—	2,935
United States Government Agency Obligations	—	21,753	—
United States Government Obligations	—	59,840	—
Short-Term Securities	—	90,415	—
Total	$900,672	$599,345	$2,935

During the period ended December 31, 2016, there were no transfers between any levels.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF DECEMBER 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	97.7%
Information Technology	20.8%
Financials	17.7%
Consumer Discretionary	13.9%
Energy	13.5%
Industrials	10.9%
Health Care	9.9%
Consumer Staples	8.8%
Real Estate	1.2%
Materials	1.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.3%

Lipper Rankings

Category: Lipper Large-Cap Core Funds	Rank	Percentile
1 Year	838/874	96
3 Year	720/796	91
5 Year	532/707	76
10 Year	84/558	16

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Halliburton Co.	Energy	Oil & Gas Equipment & Services
Shire Pharmaceuticals Group plc ADR	Health Care	Biotechnology
Wells Fargo & Co.	Financials	Diversified Banks
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Union Pacific Corp.	Industrials	Railroads
Alphabet, Inc., Class A	Information Technology	Internet Software & Services
Morgan Stanley	Financials	Investment Banking & Brokerage
Cimarex Energy Co.	Energy	Oil & Gas Exploration & Production
Kraft Foods Group, Inc.	Consumer Staples	Packaged Foods & Meats
Microsoft Corp.	Information Technology	Systems Software

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS

CORE INVESTMENT FUND *(in thousands)*

DECEMBER 31, 2016 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Auto Parts & Equipment – 4.9%		
Johnson Controls, Inc.	2,235	$ 92,053
Magna International, Inc.	2,207	95,792
		187,845
Broadcasting – 1.5%		
CBS Corp., Class B	892	56,762
Cable & Satellite – 2.3%		
Comcast Corp., Class A	1,302	89,903
Home Improvement Retail – 1.5%		
Home Depot, Inc. (The)	415	55,702
Housewares & Specialties – 2.0%		
Newell Rubbermaid, Inc.	1,736	77,526
Movies & Entertainment – 1.7%		
Twenty-First Century Fox, Inc., Class A	2,302	64,540
Total Consumer Discretionary – 13.9%		532,278
Consumer Staples		
Brewers – 2.6%		
Molson Coors Brewing Co., Class B	1,011	98,332
Hypermarkets & Super Centers – 1.2%		
Costco Wholesale Corp.	290	46,416
Packaged Foods & Meats – 3.1%		
Kraft Foods Group, Inc.	1,365	119,209
Tobacco – 1.9%		
Philip Morris International, Inc.	771	70,498
Total Consumer Staples – 8.8%		334,455
Energy		
Oil & Gas Drilling – 1.3%		
Helmerich & Payne, Inc.	641	49,598
Oil & Gas Equipment & Services – 3.8%		
Halliburton Co.	2,651	143,403
Oil & Gas Exploration & Production – 8.4%		
Anadarko Petroleum Corp.	434	30,263
Cabot Oil & Gas Corp.	3,297	77,006
Cimarex Energy Co.	891	121,073
EOG Resources, Inc.	931	94,114
		322,456
Total Energy – 13.5%		515,457
Financials		
Asset Management & Custody Banks – 0.9%		
Blackstone Group L.P. (The)	1,321	35,706

COMMON STOCKS (Continued)	Shares	Value
Diversified Banks – 4.4%		
Bank of America Corp.	1,633	$ 36,087
Wells Fargo & Co.	2,366	130,394
		166,481
Financial Exchanges & Data – 2.5%		
CME Group, Inc.	832	95,960
Investment Banking & Brokerage – 3.2%		
Morgan Stanley	2,870	121,266
Life & Health Insurance – 1.0%		
MetLife, Inc.	713	38,429
Multi-Line Insurance – 2.3%		
American International Group, Inc.	1,343	87,705
Other Diversified Financial Services – 3.4%		
JPMorgan Chase & Co.	1,493	128,788
Total Financials – 17.7%		674,335
Health Care		
Biotechnology – 5.9%		
Alexion Pharmaceuticals, Inc. (A)	767	93,832
Shire Pharmaceuticals Group plc ADR	768	130,869
		224,701
Health Care Equipment – 1.2%		
Medtronic plc	660	47,012
Health Care Facilities – 1.6%		
HCA Holdings, Inc. (A)	828	61,266
Pharmaceuticals – 1.2%		
Bristol-Myers Squibb Co.	760	44,437
Total Health Care – 9.9%		377,416
Industrials		
Aerospace & Defense – 1.3%		
Lockheed Martin Corp.	196	49,038
Construction Machinery & Heavy Trucks – 1.9%		
Caterpillar, Inc.	303	28,100
PACCAR, Inc.	742	47,401
		75,501
Railroads – 6.5%		
Canadian Pacific Railway Ltd.	384	54,781
Kansas City Southern	796	67,583
Union Pacific Corp.	1,208	125,243
		247,607
Trucking – 1.2%		
J.B. Hunt Transport Services, Inc.	465	45,157
Total Industrials – 10.9%		417,303

COMMON STOCKS (Continued)	Shares	Value
Information Technology		
Application Software – 2.5%		
Adobe Systems, Inc. (A)	917	$ 94,426
Data Processing & Outsourced Services – 3.9%		
MasterCard, Inc., Class A	741	76,532
Visa, Inc., Class A	932	72,722
		149,254
Internet Software & Services – 6.5%		
Alibaba Group Holding Ltd. ADR (A)	621	54,565
Alphabet, Inc., Class A (A)	153	121,562
Facebook, Inc., Class A (A)	634	72,935
		249,062
Semiconductor Equipment – 2.7%		
Applied Materials, Inc.	3,184	102,751
Semiconductors – 2.1%		
Analog Devices, Inc.	1,122	81,494
Systems Software – 3.1%		
Microsoft Corp.	1,905	118,377
Total Information Technology – 20.8%		795,364
Materials		
Specialty Chemicals – 1.0%		
LyondellBasell Industries N.V., Class A	437	37,503
Total Materials – 1.0%		37,503
Real Estate		
Specialized REITs – 1.2%		
American Tower Corp., Class A	450	47,588
Total Real Estate – 1.2%		47,588
TOTAL COMMON STOCKS – 97.7%		$3,731,699
(Cost: $3,125,877)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 1.7%		
Becton Dickinson & Co., 0.890%, 1–17–17	$ 3,800	3,798
Campbell Soup Co., 0.890%, 1–17–17	5,000	4,998
Caterpillar Financial Services Corp. (GTD by Caterpillar, Inc.), 0.550%, 1–26–17	10,000	9,996
CVS Health Corp., 0.890%, 1–17–17	9,000	8,996
Federal Home Loan Bank, 0.300%, 1–3–17	3,118	3,118
General Mills, Inc., 0.960%, 1–5–17	4,500	4,499

28 SEMIANNUAL REPORT 2016

SCHEDULE OF INVESTMENTS CORE INVESTMENT FUND *(in thousands)*

DECEMBER 31, 2016 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (B) (Continued)		
J.M. Smucker Co. (The), 0.850%, 1–3–17	$10,000	$ 9,999
John Deere Financial Ltd. (GTD by John Deere Capital Corp.), 0.620%, 1–5–17	4,857	4,857
Kroger Co. (The), 0.880%, 1–3–17	6,000	6,000
Northern Illinois Gas Co., 0.880%, 1–11–17	8,000	7,998
		64,259
Master Note – 0.1%		
Toyota Motor Credit Corp., 0.860%, 1–4–17 (C)	4,852	4,852
Municipal Obligations – 0.5%		
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by FNMA), 0.580%, 1–7–17 (C)	6,350	6,350
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2005 (GTD by U.S. Bank N.A.), 0.720%, 1–7–17 (C)	$ 1,400	$ 1,400
MN Office of Higher Edu, Adj Rate Supplemental Student Loan Prog Rev Bonds, Ser 2008B (Tax-Exempt), (GTD by U.S. Bank N.A.), 0.730%, 1–7–17 (C)	1,300	1,300
NY Hsng Fin Agy, Hsng Rev Bonds, Ser 2016A (GTD by JPMorgan Chase Bank N.A.), 0.800%, 1–7–17 (C)	4,600	4,600
NY Metro Trans Auth, Trans Rev Var Rate Bonds, Ser 2005E-3 (GTD by Bank of Montreal), 0.720%, 1–7–17 (C)	5,000	5,000
		18,650
Notes – 0.1%		
Overseas Private Investment Corp. (GTD by U.S. Government), 0.690%, 1–7–17 (C)	$5,000	$ 5,000
TOTAL SHORT-TERM SECURITIES – 2.4%		$ 92,761
(Cost: $92,760)		
TOTAL INVESTMENT SECURITIES – 100.1%		$3,824,460
(Cost: $3,218,637)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		(4,283)
NET ASSETS – 100.0%		$ 3,820,177

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at December 31, 2016.

(C)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$3,731,699	$ —	$—
Short-Term Securities	—	92,761	—
Total	$3,731,699	$92,761	$—

During the period ended December 31, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF DECEMBER 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	93.2%
Financials	18.1%
Information Technology	15.0%
Consumer Discretionary	12.0%
Energy	10.8%
Industrials	9.6%
Health Care	6.3%
Consumer Staples	6.3%
Materials	6.1%
Real Estate	5.7%
Utilities	3.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	6.8%

Lipper Rankings

Category: Lipper Equity Income Funds	Rank	Percentile
1 Year	483/518	94
3 Year	347/441	79
5 Year	226/317	72
10 Year	169/215	79

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Microsoft Corp.	Information Technology	Systems Software
Pfizer, Inc.	Health Care	Pharmaceuticals
Chevron Corp.	Energy	Integrated Oil & Gas
Exelon Corp.	Utilities	Electric Utilities
MetLife, Inc.	Financials	Life & Health Insurance
Wells Fargo & Co.	Financials	Diversified Banks
Philip Morris International, Inc.	Consumer Staples	Tobacco
Suncor Energy, Inc.	Energy	Integrated Oil & Gas
Enterprise Products Partners L.P.	Energy	Oil & Gas Storage & Transportation

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS DIVIDEND OPPORTUNITIES FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Advertising – 1.5%		
Omnicom Group, Inc.	105	$ 8,911
Apparel Retail – 0.6%		
Limited Brands, Inc.	58	3,799
Auto Parts & Equipment – 2.3%		
Johnson Controls, Inc.	326	13,426
Cable & Satellite – 2.5%		
Comcast Corp., Class A	214	14,746
Casinos & Gaming – 0.7%		
International Game Technology plc	156	3,992
Home Improvement Retail – 2.3%		
Home Depot, Inc. (The)	101	13,542
Housewares & Specialties – 1.0%		
Newell Rubbermaid, Inc.	126	5,637
Restaurants – 1.1%		
McDonalds Corp.	51	6,202
Total Consumer Discretionary – 12.0%		70,255
Consumer Staples		
Brewers – 1.3%		
Anheuser-Busch InBev S.A. ADR	72	7,597
Drug Retail – 0.9%		
CVS Caremark Corp.	65	5,102
Packaged Foods & Meats – 1.1%		
Unilever plc (A)	163	6,604
Tobacco – 3.0%		
Philip Morris International, Inc.	191	17,447
Total Consumer Staples – 6.3%		36,750
Energy		
Integrated Oil & Gas – 6.7%		
Chevron Corp.	193	22,687
Suncor Energy, Inc.	505	16,505
		39,192
Oil & Gas Storage & Transportation – 4.1%		
Energy Transfer Partners L.P.	207	7,429
Enterprise Products Partners L.P.	608	16,438
Noble Midstream Partners L.P. (B)	15	555
		24,422
Total Energy – 10.8%		63,614
Financials		
Diversified Banks – 3.0%		
Wells Fargo & Co.	321	17,682

COMMON STOCKS (Continued)	Shares	Value
Investment Banking & Brokerage – 1.2%		
Morgan Stanley	158	$ 6,694
Life & Health Insurance – 3.2%		
MetLife, Inc.	347	18,702
Multi-Line Insurance – 2.6%		
American International Group, Inc.	235	15,335
Other Diversified Financial Services – 4.9%		
JPMorgan Chase & Co.	335	28,880
Property & Casualty Insurance – 1.3%		
ACE Ltd.	56	7,425
Regional Banks – 1.9%		
KeyCorp	611	11,166
Total Financials – 18.1%		105,884
Health Care		
Health Care Equipment – 1.2%		
Medtronic plc	101	7,164
Pharmaceuticals – 5.1%		
Bristol-Myers Squibb Co.	90	5,233
Pfizer, Inc.	761	24,703
		29,936
Total Health Care – 6.3%		37,100
Industrials		
Aerospace & Defense – 1.3%		
BAE Systems plc (A)	1,059	7,719
Construction Machinery & Heavy Trucks – 2.6%		
PACCAR, Inc.	242	15,477
Heavy Electrical Equipment – 1.0%		
Honeywell International, Inc.	50	5,775
Industrial Conglomerates – 1.3%		
General Electric Co.	244	7,720
Industrial Machinery – 1.1%		
Eaton Corp.	92	6,199
Railroads – 2.3%		
Union Pacific Corp.	131	13,618
Total Industrials – 9.6%		56,508
Information Technology		
Communications Equipment – 4.7%		
Harris Corp.	132	13,480
Nokia Corp., Series A ADR	2,915	14,021
		27,501
Data Processing & Outsourced Services – 1.2%		
Paychex, Inc.	118	7,199

COMMON STOCKS (Continued)	Shares	Value
Semiconductors – 4.6%		
Analog Devices, Inc.	216	$ 15,668
Cypress Semiconductor Corp.	970	11,094
		26,762
Systems Software – 4.5%		
Microsoft Corp.	426	26,487
Total Information Technology – 15.0%		87,949
Materials		
Diversified Chemicals – 2.2%		
Dow Chemical Co. (The)	232	13,264
Industrial Gases – 1.6%		
Air Products and Chemicals, Inc.	66	9,473
Paper Packaging – 2.3%		
International Paper Co.	250	13,286
Total Materials – 6.1%		36,023
Real Estate		
Industrial REITs – 0.8%		
ProLogis	83	4,405
Specialized REITs – 4.9%		
Communications Sales & Leasing, Inc.	203	5,150
Crown Castle International Corp.	97	8,382
Life Storage, Inc.	180	15,385
		28,917
Total Real Estate – 5.7%		33,322
Utilities		
Electric Utilities – 3.3%		
Exelon Corp.	538	19,104
Total Utilities – 3.3%		19,104
TOTAL COMMON STOCKS – 93.2%		$546,509
(Cost: $432,211)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 2.9%		
Clorox Co. (The), 0.530%, 1–3–17	$ 1,645	1,645
McDonalds Corp., 0.900%, 1–10–17	6,000	5,998
NBCUniversal Enterprise, Inc., 0.901%, 1–9–17	5,000	4,999
Wisconsin Electric Power Co., 0.870%, 1–5–17	4,000	4,000
		16,642

DECEMBER 31, 2016 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.6%		
Toyota Motor Credit Corp.,		
0.860%, 1–4–17 (D)	$3,524	$3,524
Municipal Obligations – 2.9%		
City of Whittier, Hlth Fac Rev Bonds		
(Presbyterian Intercmnty Hosp),		
Ser 2009 (GTD by U.S. Bank N.A.),		
0.710%, 1–7–17 (D)	11,400	11,400
NYC GO Bonds, Fiscal 2006 Ser E		
(GTD by Bank of America N.A.),		
0.750%, 1–7–17 (D)	5,744	5,744
		17,144

SHORT-TERM SECURITIES (Continued)	Principal	Value
United States Government Agency Obligations – 0.3%		
Overseas Private Investment Corp.		
(GTD by U.S. Government),		
0.720%, 1–4–17 (D)	$2,000	$ 2,000
TOTAL SHORT-TERM SECURITIES – 6.7%		$ 39,310
(Cost: $39,310)		
TOTAL INVESTMENT SECURITIES – 99.9%		$585,819
(Cost: $471,521)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		393
NET ASSETS – 100.0%		$586,212

Notes to Schedule of Investments

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Rate shown is the yield to maturity at December 31, 2016.

(D) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$546,509	$ —	$—
Short-Term Securities	—	39,310	—
Total	$546,509	$39,310	$—

During the period ended December 31, 2016, securities totaling $17,809 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on June 30, 2016. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF DECEMBER 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	97.2%
Energy	94.6%
Information Technology	1.5%
Materials	1.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.8%

Country Weightings

North America	92.0%
United States	90.2%
Other North America	1.8%
Europe	3.2%
Bahamas/Caribbean	2.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.8%

Lipper Rankings

Category: Lipper Natural Resources Funds	Rank	Percentile
1 Year	18/93	20
3 Year	21/81	26
5 Year	17/66	26
10 Year	6/53	12

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
U.S. Silica Holdings, Inc.	United States	Energy	Oil & Gas Equipment & Services
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
Schlumberger Ltd.	United States	Energy	Oil & Gas Equipment & Services
Continental Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Parsley Energy, Inc., Class A	United States	Energy	Oil & Gas Exploration & Production
Anadarko Petroleum Corp.	United States	Energy	Oil & Gas Exploration & Production
Baker Hughes, Inc.	United States	Energy	Oil & Gas Equipment & Services
Pioneer Natural Resources Co.	United States	Energy	Oil & Gas Exploration & Production
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Cimarex Energy Co.	United States	Energy	Oil & Gas Exploration & Production

See your advisor or www.waddell.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

DECEMBER 31, 2016 (UNAUDITED)

COMMON STOCKS	Shares	Value
Energy		
Integrated Oil & Gas – 4.0%		
Chevron Corp.	37	$ 4,332
Royal Dutch Shell plc, Class A (A)	151	4,117
Suncor Energy, Inc.	81	2,661
		11,110
Oil & Gas Drilling – 4.5%		
Nabors Industries Ltd.	339	5,556
Patterson-UTI Energy, Inc.	262	7,056
		12,612
Oil & Gas Equipment & Services – 27.6%		
Baker Hughes, Inc.	160	10,421
Core Laboratories N.V.	40	4,838
FMC Technologies, Inc. (B)	40	1,421
Forum Energy Technologies, Inc. (B)	370	8,136
Halliburton Co.	233	12,600
RPC, Inc.	331	6,553
Schlumberger Ltd.	142	11,903
Superior Energy Services, Inc.	487	8,228
U.S. Silica Holdings, Inc.	235	13,347
		77,447
Oil & Gas Exploration & Production – 49.9%		
Anadarko Petroleum Corp.	152	10,564
Cimarex Energy Co.	74	10,016
Concho Resources, Inc. (B)	65	8,559
Continental Resources, Inc. (B)	228	11,728
Devon Energy Corp.	148	6,766
Diamondback Energy, Inc. (B)	67	6,730
EOG Resources, Inc.	101	10,166
Extraction Oil & Gas, Inc. (B)	136	2,725
Exxon Mobil Corp.	16	1,403
Gulfport Energy Corp. (B)	21	444

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production (Continued)		
Laredo Petroleum Holdings, Inc. (B)	334	$ 4,721
Marathon Oil Corp.	330	5,717
Newfield Exploration Co. (B)	202	8,175
Oasis Petroleum LLC (B)	611	9,244
Parsley Energy, Inc., Class A (B)	324	11,432
Pioneer Natural Resources Co.	57	10,291
RSP Permian, Inc. (B)	196	8,741
Whiting Petroleum Corp. (B)	547	6,569
WPX Energy, Inc. (B)	399	5,809
		139,800
Oil & Gas Refining & Marketing – 2.5%		
Marathon Petroleum Corp.	57	2,845
MPLX L.P.	37	1,279
Phillips 66	32	2,786
		6,910
Oil & Gas Storage & Transportation – 6.1%		
Enbridge, Inc.	55	2,297
Energy Transfer Partners L.P.	49	1,753
Enterprise Products Partners L.P.	144	3,886
Phillips 66 Partners L.P.	25	1,204
Plains GP Holdings L.P., Class A	90	3,106
Tallgrass Energy GP L.P., Class A	184	4,929
		17,175
Total Energy – 94.6%		**265,054**
Information Technology		
Data Processing & Outsourced Services – 1.5%		
Wright Express Corp. (B)	39	4,380
Total Information Technology – 1.5%		**4,380**

COMMON STOCKS (Continued)	Shares	Value
Materials		
Specialty Chemicals – 1.1%		
Flotek Industries, Inc. (B)(C)	69	$ 652
Flotek Industries, Inc. (B)	249	2,336
		2,988
Total Materials – 1.1%		**2,988**
TOTAL COMMON STOCKS – 97.2%		**$272,422**
(Cost: $190,349)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (D) – 2.0%		
Northern Illinois Gas Co., 0.900%, 1–3–17	$2,703	2,703
PacifiCorp, 0.880%, 1–11–17	3,000	2,999
		5,702
Master Note – 0.6%		
Toyota Motor Credit Corp., 0.860%, 1–4–17 (E)	1,569	1,569
TOTAL SHORT-TERM SECURITIES – 2.6%		**$ 7,271**
(Cost: $7,271)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$279,693**
(Cost: $197,620)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		494
NET ASSETS – 100.0%		**$ 280,187**

Notes to Schedule of Investments

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2016 the total value of these securities amounted to $652 or 0.2% of net assets.

(D) Rate shown is the yield to maturity at December 31, 2016.

(E) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$272,422	$ —	$—
Short-Term Securities	—	7,271	—
Total	$272,422	$7,271	$—

SCHEDULE OF INVESTMENTS

DECEMBER 31, 2016 (UNAUDITED)

During the period ended December 31, 2016, securities totaling $2,681 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on June 30, 2016. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

Country Diversification

(as a % of net assets)

United States	90.2%
Bermuda	2.0%
Canada	1.8%

Country Diversification (Continued)

Netherlands	1.7%
United Kingdom	1.5%
Other+	2.8%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	95.7%
Information Technology	22.4%
Consumer Discretionary	18.9%
Health Care	13.9%
Financials	12.1%
Industrials	11.0%
Energy	9.4%
Consumer Staples	8.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	4.3%

Country Weightings

North America	55.5%
United States	54.4%
Other North America	1.1%
Europe	24.2%
United Kingdom	7.2%
France	7.1%
Germany	5.7%
Other Europe	4.2%
Pacific Basin	12.5%
China	5.5%
Japan	5.2%
Other Pacific Basin	1.8%
Other	1.8%
South America	1.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	4.3%

Lipper Rankings

Category: Lipper Global Large-Cap Growth Funds	Rank	Percentile
1 Year	113/123	92
3 Year	94/105	89
5 Year	61/70	86
10 Year	38/56	67

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
MasterCard, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
Alibaba Group Holding Ltd. ADR	China	Information Technology	Internet Software & Services
Facebook, Inc., Class A	United States	Information Technology	Internet Software & Services
J.B. Hunt Transport Services, Inc.	United States	Industrials	Trucking
Amazon.com, Inc.	United States	Consumer Discretionary	Internet & Direct Marketing Retail
Prudential plc	United Kingdom	Financials	Life & Health Insurance
Visa, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
Tencent Holdings Ltd.	China	Information Technology	Internet Software & Services
European Aeronautic Defence and Space Co.	France	Industrials	Aerospace & Defense

See your advisor or www.waddell.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS GLOBAL GROWTH FUND *(in thousands)*

DECEMBER 31, 2016 (UNAUDITED)

COMMON STOCKS	Shares	Value
Brazil		
Information Technology – 1.7%		
MercadoLibre, Inc.	63	$ 9,890
Total Brazil – 1.7%		$ 9,890
Canada		
Industrials – 0.4%		
Canadian Pacific Railway Ltd.	16	2,354
Total Canada – 0.4%		$ 2,354
China		
Information Technology – 5.5%		
Alibaba Group Holding Ltd. ADR (A)	212	18,583
Tencent Holdings Ltd.	580	14,191
		32,774
Total China – 5.5%		$ 32,774
France		
Consumer Staples – 1.2%		
Pernod Ricard	65	7,047
Energy – 1.5%		
Total S.A. ADR	173	8,821
Financials – 1.0%		
Axa S.A.	243	6,126
Industrials – 3.4%		
European Aeronautic Defence and Space Co.	201	13,289
Safran	102	7,317
		20,606
Total France – 7.1%		$42,600
Germany		
Consumer Discretionary – 2.4%		
Continental AG	27	5,154
ProSiebenSat. 1 Media SE	248	9,568
		14,722
Health Care – 1.7%		
Fresenius SE & Co. KGaA	132	10,288
Industrials – 1.6%		
Siemens AG	76	9,333
Total Germany – 5.7%		$ 34,343
Israel		
Health Care – 1.8%		
Teva Pharmaceutical Industries Ltd. ADR	290	10,508
Total Israel – 1.8%		$ 10,508

COMMON STOCKS (Continued)	Shares	Value
Japan		
Consumer Discretionary – 1.7%		
Isuzu Motors Ltd.	774	$ 9,803
Financials – 1.3%		
Dai-ichi Mutual Life Insurance Co. (The)	473	7,877
Industrials – 1.2%		
Dakin Industries Ltd.	79	7,219
Information Technology – 1.0%		
Yahoo Japan Corp.	1,611	6,191
Total Japan – 5.2%		$31,090
Mexico		
Consumer Staples – 0.7%		
Wal-Mart de Mexico S.A.B. de C.V.	2,463	4,407
Total Mexico – 0.7%		$ 4,407
Netherlands		
Consumer Discretionary – 1.1%		
Koninklijke Philips Electronics N.V., Ordinary Shares	221	6,755
Information Technology – 1.6%		
ASML Holding N.V., NY Registry Shares	84	9,429
Total Netherlands – 2.7%		$ 16,184
South Korea		
Information Technology – 1.8%		
Samsung Electronics Co. Ltd.	7	11,011
Total South Korea – 1.8%		$ 11,011
Switzerland		
Industrials – 1.5%		
Adecco S.A.	141	9,212
Total Switzerland – 1.5%		$ 9,212
United Kingdom		
Consumer Discretionary – 1.1%		
Compass Group plc	360	6,656
Consumer Staples – 1.9%		
British American Tobacco plc	108	6,160
Coca–Cola European Partners plc	173	5,417
		11,577
Financials – 2.6%		
Prudential plc	769	15,426

COMMON STOCKS (Continued)	Shares	Value
Health Care – 1.6%		
Smith & Nephew plc	638	$ 9,597
Total United Kingdom – 7.2%		$ 43,256
United States		
Consumer Discretionary – 12.6%		
Amazon.com, Inc. (A)	21	15,460
Dollar General Corp.	174	12,861
Home Depot, Inc. (The)	91	12,188
Johnson Controls, Inc.	310	12,781
Marriott International, Inc., Class A	137	11,357
Newell Rubbermaid, Inc.	65	2,920
O'Reilly Automotive, Inc. (A)	28	7,765
		75,332
Consumer Staples – 4.2%		
Coca–Cola Co. (The)	196	8,110
Kraft Foods Group, Inc.	110	9,604
Philip Morris International, Inc.	83	7,593
		25,307
Energy – 7.9%		
EOG Resources, Inc.	124	12,508
Halliburton Co.	444	24,040
Schlumberger Ltd.	129	10,848
		47,396
Financials – 7.2%		
CME Group, Inc.	51	5,832
Discover Financial Services	172	12,376
Goldman Sachs Group, Inc. (The)	26	6,195
MetLife, Inc.	160	8,617
Wells Fargo & Co.	187	10,287
		43,307
Health Care – 8.8%		
Allergan plc (A)	48	10,011
Celgene Corp. (A)	89	10,304
Gilead Sciences, Inc.	62	4,461
HCA Holdings, Inc. (A)	171	12,652
Incyte Corp. (A)	57	5,688
Thermo Fisher Scientific, Inc.	68	9,575
		52,691
Industrials – 2.9%		
J.B. Hunt Transport Services, Inc.	175	16,977
Information Technology – 10.8%		
Alphabet, Inc., Class C (A)	16	12,483
Facebook, Inc., Class A (A)	149	17,089
MasterCard, Inc., Class A	196	20,288
Visa, Inc., Class A	188	14,679
		64,539
Total United States – 54.4%		$325,549
TOTAL COMMON STOCKS – 95.7%		$ 573,178
(Cost: $517,992)		

SCHEDULE OF INVESTMENTS GLOBAL GROWTH FUND *(in thousands)*

DECEMBER 31, 2016 (UNAUDITED)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 3.9%		
DTE Energy Co. (GTD by Detroit Edison Co.) 0.880%, 1–10–17	$5,000	$ 4,999
Federal Home Loan Bank 0.300%, 1–3–17	5,173	5,173
J.M. Smucker Co. (The) 0.850%, 1–3–17	5,000	4,999
Kroger Co. (The) 0.880%, 1–3–17	5,000	5,000
McDonalds Corp. 0.900%, 1–10–17	3,000	2,999
		23,170
Master Note – 0.2%		
Toyota Motor Credit Corp. 0.860%, 1–4–17 (C)	1,320	1,320
Municipal Obligations – 0.2%		
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006 (GTD by U.S. Bank N.A.) 0.720%, 1-7-17 (C)	$1,400	$ 1,400
TOTAL SHORT-TERM SECURITIES – 4.3%		$ 25,890
(Cost: $25,891)		
TOTAL INVESTMENT SECURITIES – 100.0%		$599,068
(Cost: $543,883)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		(100)
NET ASSETS – 100.0%		$598,968

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at December 31, 2016.

(C)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$573,178	$ —	$—
Short-Term Securities	—	25,890	—
Total	$573,178	$25,890	$—

During the period ended December 31, 2016, securities totaling $83,864 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on June 30, 2016. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification

(as a % of net assets)	
Information Technology	22.4%
Consumer Discretionary	18.9%
Health Care	13.9%
Financials	12.1%
Industrials	11.0%
Energy	9.4%
Consumer Staples	8.0%
Other+	4.3%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	98.2%
Information Technology	24.2%
Consumer Discretionary	19.5%
Health Care	16.8%
Industrials	16.1%
Financials	10.0%
Consumer Staples	5.9%
Energy	4.6%
Materials	1.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.8%

Lipper Rankings

Category: Lipper Mid-Cap Growth Funds	Rank	Percentile
1 Year	168/389	44
3 Year	291/361	81
5 Year	282/317	89
10 Year	48/230	21

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Fastenal Co.	Industrials	Trading Companies & Distributors
Zoetis, Inc.	Health Care	Pharmaceuticals
Microchip Technology, Inc.	Information Technology	Semiconductors
Intuitive Surgical, Inc.	Health Care	Health Care Equipment
CME Group, Inc.	Financials	Financial Exchanges & Data
Electronic Arts, Inc.	Information Technology	Home Entertainment Software
CoStar Group, Inc.	Industrials	Research & Consulting Services
Northern Trust Corp.	Financials	Asset Management & Custody Banks
Trimble Navigation Ltd.	Information Technology	Electronic Manufacturing Services
Dunkin' Brands Group, Inc.	Consumer Discretionary	Restaurants

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

DECEMBER 31, 2016 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 1.6%		
DSW, Inc., Class A	813	$ 18,422
Duluth Holdings, Inc., Class B (A)	279	7,079
		25,501
Apparel, Accessories & Luxury Goods – 3.9%		
Burberry Group plc (B)	1,016	18,750
Kate Spade & Co. (A)	963	17,986
lululemon athletica, Inc. (A)	391	25,391
		62,127
Auto Parts & Equipment – 1.8%		
BorgWarner, Inc.	724	28,547
Homefurnishing Retail – 2.5%		
Bed Bath & Beyond, Inc.	541	22,002
Williams-Sonoma, Inc.	377	18,250
		40,252
Leisure Products – 3.3%		
Mattel, Inc.	755	20,805
Polaris Industries, Inc.	382	31,447
		52,252
Restaurants – 2.2%		
Dunkin' Brands Group, Inc.	654	34,291
Specialty Stores – 4.2%		
Tiffany & Co.	426	32,965
Tractor Supply Co.	442	33,489
		66,454
Total Consumer Discretionary – 19.5%		**309,424**
Consumer Staples		
Food Retail – 2.1%		
Whole Foods Market, Inc.	1,075	33,072
Packaged Foods & Meats – 3.8%		
Blue Buffalo Pet Products, Inc. (A)	748	17,976
Hain Celestial Group, Inc. (The) (A)	647	25,247
Lance, Inc.	461	17,684
		60,907
Total Consumer Staples – 5.9%		**93,979**
Energy		
Oil & Gas Exploration & Production – 4.6%		
Cabot Oil & Gas Corp.	693	16,186
Cimarex Energy Co.	115	15,651
Continental Resources, Inc. (A)	413	21,292
Noble Energy, Inc.	498	18,935
		72,064
Total Energy – 4.6%		**72,064**
Financials		
Asset Management & Custody Banks – 3.0%		
Northern Trust Corp.	411	36,586

COMMON STOCKS (Continued)	Shares	Value
Asset Management & Custody Banks (Continued)		
Oaktree Capital Group LLC	317	$ 11,874
		48,460
Financial Exchanges & Data – 3.2%		
CME Group, Inc.	368	42,447
MarketAxess Holdings, Inc.	56	8,281
		50,728
Regional Banks – 3.8%		
First Republic Bank	344	31,741
Signature Bank (A)	189	28,460
		60,201
Total Financials – 10.0%		**159,389**
Health Care		
Biotechnology – 4.7%		
ACADIA Pharmaceuticals, Inc. (A)	723	20,854
Alkermes plc (A)	553	30,730
BioMarin Pharmaceutical, Inc. (A)	276	22,865
		74,449
Health Care Equipment – 4.7%		
Edwards Lifesciences Corp. (A)	336	31,439
Intuitive Surgical, Inc. (A)	68	42,906
		74,345
Health Care Facilities – 0.5%		
Acadia Healthcare Co., Inc. (A)	257	8,513
Health Care Services – 1.9%		
Diplomat Pharmacy, Inc. (A)	431	5,428
Laboratory Corp. of America Holdings (A)	193	24,714
		30,142
Health Care Supplies – 1.5%		
Align Technology, Inc. (A)	248	23,871
Pharmaceuticals – 3.5%		
Pacira Pharmaceuticals, Inc. (A)	123	3,966
Zoetis, Inc.	966	51,734
		55,700
Total Health Care – 16.8%		**267,020**
Industrials		
Air Freight & Logistics – 2.1%		
Expeditors International of Washington, Inc.	624	33,056
Building Products – 2.5%		
A. O. Smith Corp.	360	17,034
Fortune Brands Home & Security, Inc.	426	22,764
		39,798

COMMON STOCKS (Continued)	Shares	Value
Construction Machinery & Heavy Trucks – 1.1%		
Westinghouse Air Brake Technologies Corp.	220	$ 18,235
Electrical Components & Equipment – 1.0%		
Generac Holdings, Inc. (A)	396	16,127
Industrial Machinery – 1.8%		
IDEX Corp.	265	23,888
Woodward, Inc.	64	4,435
		28,323
Research & Consulting Services – 4.1%		
CoStar Group, Inc. (A)	206	38,742
Verisk Analytics, Inc., Class A (A)	315	25,584
		64,326
Trading Companies & Distributors – 3.5%		
Fastenal Co.	1,183	55,584
Total Industrials – 16.1%		**255,449**
Information Technology		
Application Software – 5.0%		
ANSYS, Inc. (A)	248	22,924
Ellie Mae, Inc. (A)	157	13,174
Guidewire Software, Inc. (A)	295	14,566
Mobileye N.V. (A)	569	21,688
Tyler Technologies, Inc. (A)	56	7,972
		80,324
Communications Equipment – 1.5%		
Harris Corp.	228	23,363
Electronic Manufacturing Services – 2.3%		
Trimble Navigation Ltd. (A)	1,190	35,888
Home Entertainment Software – 2.4%		
Electronic Arts, Inc. (A)	495	38,985
Internet Software & Services – 5.4%		
GrubHub, Inc. (A)	866	32,577
MercadoLibre, Inc.	149	23,211
Pandora Media, Inc. (A)	2,298	29,966
		85,754
Semiconductors – 4.0%		
Maxim Integrated Products, Inc.	510	19,663
Microchip Technology, Inc.	676	43,352
		63,015
Systems Software – 3.6%		
Red Hat, Inc. (A)	364	25,376
ServiceNow, Inc. (A)	434	32,268
		57,644
Total Information Technology – 24.2%		**384,973**

SCHEDULE OF INVESTMENTS NEW CONCEPTS FUND *(in thousands)*

DECEMBER 31, 2016 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Materials		
Fertilizers & Agricultural Chemicals – 1.1%		
Scotts Miracle-Gro Co. (The)	180	$ 17,212
Total Materials – 1.1%		17,212
TOTAL COMMON STOCKS – 98.2%		$1,559,510
(Cost: $1,327,126)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 1.5%		
Kroger Co. (The), 0.880%, 1–3–17	$4,000	4,000
Northern Illinois Gas Co., 0.900%, 1–3–17	4,751	4,751
Sysco Corp., 1.100%, 1–4–17	7,000	6,999
Wisconsin Electric Power Co.:		
0.850%, 1–9–17	3,000	2,999
0.850%, 1–10–17	5,000	4,999
		23,748
Master Note – 0.2%		
Toyota Motor Credit Corp., 0.860%, 1–4–17 (D)	$3,628	$ 3,628
Municipal Obligations – 0.2%		
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.), 0.740%, 1–7–17 (D)	3,155	3,155
TOTAL SHORT-TERM SECURITIES – 1.9%		$ 30,531
(Cost: $30,531)		
TOTAL INVESTMENT SECURITIES – 100.1%		$1,590,041
(Cost: $1,357,657)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		(872)
NET ASSETS – 100.0%		$1,589,169

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Rate shown is the yield to maturity at December 31, 2016.

(D)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund’s investments by the fair value hierarchy levels as of December 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,559,510	$ —	$—
Short-Term Securities	—	30,531	—
Total	$1,559,510	$30,531	$—

During the period ended December 31, 2016, securities totaling $15,436 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on June 30, 2016. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF DECEMBER 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	91.3%
Information Technology	69.1%
Health Care	15.0%
Telecommunication Services	2.1%
Consumer Discretionary	1.7%
Real Estate	1.6%
Utilities	1.0%
Materials	0.7%
Industrials	0.1%
Consumer Staples	0.0%
Warrants	0.0%
Bonds	0.4%
Corporate Debt Securities	0.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	8.3%

Country Weightings

North America	77.9%
United States	77.9%
Pacific Basin	5.7%
Other	3.6%
Israel	3.6%
Europe	3.0%
Bahamas/Caribbean	1.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ and Purchased Options	8.3%

Lipper Rankings

Category: Lipper Science & Technology Funds	Rank	Percentile
1 Year	145/160	91
3 Year	146/149	98
5 Year	70/141	50
10 Year	35/118	30

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Micron Technology, Inc.	United States	Information Technology	Semiconductors
Microsemi Corp.	United States	Information Technology	Semiconductors
Alliance Data Systems Corp.	United States	Information Technology	Data Processing & Outsourced Services
Microsoft Corp.	United States	Information Technology	Systems Software
Aspen Technology, Inc.	United States	Information Technology	Application Software
Euronet Worldwide, Inc.	United States	Information Technology	Data Processing & Outsourced Services
Facebook, Inc., Class A	United States	Information Technology	Internet Software & Services
WNS (Holdings) Ltd. ADR	India	Information Technology	Data Processing & Outsourced Services
Ionis Pharmaceuticals, Inc.	United States	Health Care	Biotechnology
Vertex Pharmaceuticals, Inc.	United States	Health Care	Biotechnology

See your advisor or www.waddell.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS SCIENCE AND TECHNOLOGY FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Consumer Electronics – 1.7%		
Garmin Ltd.	1,124	$ 54,513
Total Consumer Discretionary – 1.7%		54,513
Consumer Staples		
Agricultural Products – 0.0%		
Arcadia Biosciences, Inc. (A)	1,688	1,553
Total Consumer Staples – 0.0%		1,553
Health Care		
Biotechnology – 7.4%		
Alexion Pharmaceuticals, Inc. (A)	133	16,309
Evogene Ltd. (A)	1,155	5,879
Ionis Pharmaceuticals, Inc. (A)	2,143	102,500
Kite Pharma, Inc. (A)	287	12,856
Vertex Pharmaceuticals, Inc. (A)	1,343	98,946
		236,490
Health Care Equipment – 0.3%		
Avinger, Inc. (A)(B)	2,655	9,822
Health Care Facilities – 1.5%		
Hologic, Inc. (A)	402	16,140
Tenet Healthcare Corp. (A)	1,999	29,659
		45,799
Health Care Technology – 2.8%		
Cerner Corp. (A)	1,883	89,207
Managed Health Care – 1.0%		
Cigna Corp.	242	32,227
Pharmaceuticals – 2.0%		
Teva Pharmaceutical Industries Ltd. ADR	1,764	63,945
Total Health Care – 15.0%		477,490
Industrials		
Building Products – 0.1%		
Advanced Drainage Systems, Inc.	123	2,528
Total Industrials – 0.1%		2,528
Information Technology		
Application Software – 10.2%		
ACI Worldwide, Inc. (A)	5,419	98,353
Aspen Technology, Inc. (A)	2,225	121,651
Globant S.A. (A)	426	14,206
Mobileye N.V. (A)	1,162	44,292
Silver Spring Networks, Inc. (A)(B)	3,501	46,599
		325,101
Data Processing & Outsourced Services – 12.6%		
Alliance Data Systems Corp.	700	159,984
Euronet Worldwide, Inc. (A)	1,676	121,383
QIWI plc ADR	992	12,672

COMMON STOCKS (Continued)	Shares	Value
Data Processing & Outsourced Services (Continued)		
WNS (Holdings) Ltd. ADR (A)(B)	3,921	$ 108,030
		402,069
Electronic Components – 1.9%		
Universal Display Corp. (A)	1,088	61,252
Internet Software & Services – 11.2%		
Alibaba Group Holding Ltd. ADR (A)	817	71,697
Alphabet, Inc., Class A (A)	86	67,913
Alphabet, Inc., Class C (A)	112	86,072
Facebook, Inc., Class A (A)	950	109,343
Pandora Media, Inc. (A)	1,665	21,709
		356,734
IT Consulting & Other Services – 3.9%		
Acxiom Corp. (A)	3,093	82,889
CSRA, Inc.	1,313	41,806
		124,695
Semiconductor Equipment – 1.4%		
Nanometrics, Inc. (A)	483	12,096
Photronics, Inc. (A)	2,671	30,186
		42,282
Semiconductors – 21.8%		
Cypress Semiconductor Corp.	5,625	64,352
Dialog Semiconductor plc (A)(C)	884	37,375
Intel Corp.	1,309	47,492
Marvell Technology Group Ltd.	3,339	46,312
Micron Technology, Inc. (A)	8,749	191,785
Microsemi Corp. (A)	3,197	172,547
Rambus, Inc. (A)	4,663	64,208
Semtech Corp. (A)	2,258	71,253
		695,324
Systems Software – 4.6%		
Microsoft Corp.	2,356	146,402
Technology Hardware, Storage & Peripherals – 1.5%		
Hewlett-Packard Co.	3,184	47,256
Total Information Technology – 69.1%		2,201,115
Materials		
Commodity Chemicals – 0.6%		
BioAmber, Inc. (A)(B)	3,130	17,214
Fertilizers & Agricultural Chemicals – 0.1%		
Marrone Bio Innovations, Inc. (A)(B)	1,828	3,911
Total Materials – 0.7%		21,125
Real Estate		
Specialized REITs – 1.6%		
QTS Realty Trust, Inc., Class A	1,042	51,725
Total Real Estate – 1.6%		51,725

COMMON STOCKS (Continued)	Shares	Value
Telecommunication Services		
Alternative Carriers – 2.1%		
Zayo Group Holdings, Inc. (A)	2,039	$ 66,992
Total Telecommunication Services – 2.1%		66,992
Utilities		
Independent Power Producers & Energy Traders – 1.0%		
Atlantica Yield plc	1,610	31,159
Total Utilities – 1.0%		31,159
TOTAL COMMON STOCKS – 91.3%		$2,908,200
(Cost: $1,770,794)		

WARRANTS		
Commodity Chemicals – 0.0%		
BioAmber, Inc., expires 5–9–17 (B)(D)	1,423	868
Fertilizers & Agricultural Chemicals – 0.0%		
Marrone Bio Innovations, Inc., expires 8–20–23 (B)(D)(E)	1,380	317
TOTAL WARRANTS – 0.0%		$ 1,185
(Cost: $167)		

CORPORATE DEBT SECURITIES	Principal	
Materials		
Fertilizers & Agricultural Chemicals – 0.4%		
Marrone Bio Innovations, Inc., 8.000%, 8–20–20 (B)(E)	$ 13,800	13,830
Total Materials – 0.4%		13,830
TOTAL CORPORATE DEBT SECURITIES – 0.4%		$ 13,830
(Cost: $13,800)		

SHORT-TERM SECURITIES		
Commercial Paper (F) – 6.3%		
American Honda Finance Corp. (GTD by Honda Motor Co.), 0.520%, 1–11–17	1,800	1,800
Campbell Soup Co., 0.930%, 1–5–17	10,000	9,999
Caterpillar Financial Services Corp. (GTD by Caterpillar, Inc.), 0.550%, 1–26–17	10,000	9,996
CVS Health Corp.:		
0.890%, 1–17–17	25,000	24,989
1.010%, 2–9–17	4,185	4,180
Danaher Corp., 0.700%, 1–4–17	10,000	9,999
Federal Home Loan Bank, 0.300%, 1–3–17	2,810	2,810

SCHEDULE OF INVESTMENTS SCIENCE AND TECHNOLOGY FUND *(in thousands)*

DECEMBER 31, 2016 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (F) (Continued)		
Kroger Co. (The):		
0.880%, 1–3–17	$ 7,000	$ 6,999
0.940%, 1–5–17	10,000	9,999
L Air Liquide S.A.,		
0.570%, 1–13–17	7,000	6,999
McDonalds Corp.,		
0.900%, 1–10–17	15,000	14,996
Mondelez International, Inc.,		
0.870%, 1–13–17	3,000	2,999
NBCUniversal Enterprise, Inc.:		
0.861%, 1–5–17	15,000	14,998
0.901%, 1–9–17	5,000	4,999
Northern Illinois Gas Co.:		
0.900%, 1–3–17	3,672	3,672
0.801%, 1–4–17	5,000	4,999
0.880%, 1–10–17	5,000	4,999
0.880%, 1–13–17	10,000	9,997
0.900%, 1–18–17	5,000	4,998
River Fuel Co. #2, Inc. (GTD by Bank of Nova Scotia),		
0.610%, 1–13–17	3,795	3,794
Rockwell Automation, Inc.,		
0.690%, 1–10–17	5,000	4,999
Sysco Corp.:		
0.950%, 1–3–17	8,000	7,999
1.100%, 1–4–17	10,000	9,999
Wisconsin Electric Power Co.:		
0.870%, 1–5–17	5,000	4,999
0.850%, 1–9–17	10,000	9,998
0.850%, 1–10–17	5,000	4,999
		201,214
Master Note – 0.2%		
Toyota Motor Credit Corp.,		
0.860%, 1–4–17 (G)	$ 6,654	$ 6,654
Municipal Obligations – 1.8%		
CA GO Bonds, Ser 2004B6 (GTD by U.S. Bank N.A.),		
0.670%, 1–7–17 (G)	11,400	11,400
CA Infra and Econ Dev Bank, Var Rate Demand Rfdg Rev Bonds (LA Cnty Mus of Nat Hist Fndtn), Ser 2008A (GTD by Wells Fargo Bank N.A.),		
0.650%, 1–1–17 (G)	4,900	4,900
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.),		
0.740%, 1–7–17 (G)	7,500	7,500
IL Fin Auth, Var Rate Demand Rev Bonds (The Univ of Chicago Med Ctr), Ser D (GTD by JPMorgan Chase & Co.),		
0.660%, 1–1–17 (G)	10,000	10,000
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser B (Taxable), (GTD by TD Bank N.A.),		
0.740%, 1–19–17	12,007	12,007
NY Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2015A-1 (GTD by Bank of America N.A.),		
0.780%, 1–7–17 (G)	3,000	3,000
NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013A-2 (GTD by Bank of America N.A.),		
0.780%, 1–7–17 (G)	$6,000	$ 6,000
		54,807
TOTAL SHORT-TERM SECURITIES – 8.3%		$ 262,675
(Cost: $262,675)		
TOTAL INVESTMENT SECURITIES – 100.0%		$3,185,890
(Cost: $2,047,436)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		152
NET ASSETS – 100.0%		$3,186,042

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(C)Listed on an exchange outside the United States.

(D)Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(E)Restricted securities. At December 31, 2016, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Principal	Cost	Market Value
Marrone Bio Innovations, Inc., 8.000%, 08–20–20	8–20–15	$13,800	$13,800	$13,830
		Shares		
Marrone Bio Innovations, Inc., expires 8–20–23	8–20–15	1,380	—	317
			$13,800	$ 14,147

The total value of these securities represented 0.4% of net assets at December 31, 2016.

(F)Rate shown is the yield to maturity at December 31, 2016.

(G)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2016. Date shown represents the date that the variable rate resets.

DECEMBER 31, 2016 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$2,908,200	$ —	$—
Warrants	868	317	—
Corporate Debt Securities	—	13,830	—
Short-Term Securities	—	262,675	—
Total	$2,909,068	$276,822	$—

During the period ended December 31, 2016, securities totaling $27,028 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on June 30, 2016. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trust

Country Diversification

(as a % of net assets)

United States	77.9%
Israel	3.6%
India	3.4%
China	2.3%

Country Diversification (Continued)

Bermuda	1.5%
Germany	1.2%
Spain	1.0%
Other Countries	0.8%
Other+	8.3%

+Includes options, cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF DECEMBER 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	95.9%
Information Technology	33.4%
Consumer Discretionary	17.5%
Health Care	15.4%
Industrials	10.5%
Financials	8.2%
Energy	4.5%
Materials	2.5%
Real Estate	2.3%
Consumer Staples	1.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	4.1%

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	122/556	22
3 Year	178/504	36
5 Year	129/442	30
10 Year	33/321	11

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
SVB Financial Group	Financials	Regional Banks
AMN Healthcare Services, Inc.	Health Care	Health Care Services
Ultimate Software Group, Inc. (The)	Information Technology	Application Software
Watsco, Inc.	Industrials	Trading Companies & Distributors
Booz Allen Hamilton Holding Corp.	Information Technology	IT Consulting & Other Services
Dave & Buster's Entertainment, Inc.	Consumer Discretionary	Restaurants
Pool Corp.	Consumer Discretionary	Distributors
RE/MAX Holdings, Inc., Class A	Real Estate	Real Estate Services
Science Applications International Corp.	Information Technology	IT Consulting & Other Services
Home BancShares, Inc.	Financials	Regional Banks

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS SMALL CAP FUND *(in thousands)*

DECEMBER 31, 2016 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 1.6%		
Burlington Stores, Inc. (A)	158	$ 13,382
Apparel, Accessories & Luxury Goods – 0.5%		
Oxford Industries, Inc.	69	4,137
Automotive Retail – 1.2%		
Monro Muffler Brake, Inc.	180	10,290
Distributors – 4.0%		
Core-Mark Holding Co., Inc.	293	12,637
Pool Corp. (B)	198	20,638
		33,275
General Merchandise Stores – 0.9%		
Ollie's Bargain Outlet Holdings, Inc. (A)	268	7,619
Homebuilding – 1.1%		
Installed Building Products, Inc. (A)	234	9,660
Leisure Facilities – 1.5%		
Vail Resorts, Inc.	78	12,631
Leisure Products – 0.6%		
Nautilus Group, Inc. (The) (A)	258	4,773
Restaurants – 5.3%		
Dave & Buster's Entertainment, Inc. (A)	368	20,694
Texas Roadhouse, Inc., Class A	312	15,046
Wingstop, Inc.	300	8,883
		44,623
Specialty Stores – 0.8%		
Party City Holdco, Inc. (A)	469	6,660
Total Consumer Discretionary – 17.5%		147,050
Consumer Staples		
Packaged Foods & Meats – 1.6%		
Lance, Inc. (B)	356	13,659
Total Consumer Staples – 1.6%		13,659
Energy		
Oil & Gas Equipment & Services – 2.1%		
Forum Energy Technologies, Inc. (A)	185	4,075
RPC, Inc.	325	6,434
Superior Energy Services, Inc.	325	5,479
U.S. Silica Holdings, Inc.	22	1,270
		17,258
Oil & Gas Exploration & Production – 2.4%		
Parsley Energy, Inc., Class A (A)	195	6,854
Petroleum Development Corp. (A)	87	6,322
RSP Permian, Inc. (A)	164	7,304
		20,480
Total Energy – 4.5%		37,738

COMMON STOCKS (Continued)	Shares	Value
Financials		
Regional Banks – 7.1%		
Ameris Bancorp	116	$ 5,036
Cathay General Bancorp	133	5,043
Home BancShares, Inc.	624	17,320
SVB Financial Group (A)	179	30,744
Western Alliance Bancorp. (A)	34	1,656
		59,799
Thrifts & Mortgage Finance – 1.1%		
LendingTree, Inc. (A)	90	9,152
Total Financials – 8.2%		68,951
Health Care		
Health Care Equipment – 7.1%		
Inogen, Inc. (A)	207	13,884
iRhythm Technologies, Inc. (A)	134	4,024
K2M Group Holdings, Inc. (A)	427	8,565
Nevro Corp. (A)	156	11,313
NuVasive, Inc. (A)	120	8,083
NxStage Medical, Inc. (A)	340	8,904
Penumbra, Inc. (A)	76	4,823
		59,596
Health Care Facilities – 1.2%		
Surgical Care Affiliates, Inc. (A)	217	10,045
Health Care Services – 4.6%		
AMN Healthcare Services, Inc. (A)	688	26,434
Envision Healthcare Holdings, Inc. (A)	191	12,070
		38,504
Life Sciences Tools & Services – 1.2%		
Cambrex Corp. (A)	189	10,186
Managed Health Care – 1.3%		
HealthEquity, Inc. (A)	282	11,430
Total Health Care – 15.4%		129,761
Industrials		
Aerospace & Defense – 0.8%		
HEICO Corp.	91	7,005
Air Freight & Logistics – 1.0%		
XPO Logistics, Inc. (A)	191	8,257
Diversified Support Services – 0.8%		
Ritchie Bros. Auctioneers, Inc.	197	6,708
Industrial Machinery – 2.5%		
John Bean Technologies Corp.	111	9,575
Woodward, Inc.	164	11,310
		20,885
Trading Companies & Distributors – 4.2%		
Beacon Roofing Supply, Inc. (A)	216	9,942
Watsco, Inc. (B)	171	25,299
		35,241

COMMON STOCKS (Continued)	Shares	Value
Trucking – 1.2%		
Knight Transportation, Inc.	300	$ 9,908
Total Industrials – 10.5%		88,004
Information Technology		
Application Software – 11.3%		
BroadSoft, Inc. (A)	304	12,544
Descartes Systems Group, Inc. (The) (A)(C)	66	1,416
Ellie Mae, Inc. (A)	75	6,234
HubSpot, Inc. (A)	195	9,146
Manhattan Associates, Inc. (A)	269	14,270
Paycom Software, Inc. (A)	337	15,330
Tyler Technologies, Inc. (A)	75	10,708
Ultimate Software Group, Inc. (The) (A)(B)	140	25,490
		95,138
Communications Equipment – 2.6%		
Dycom Industries, Inc. (A)	167	13,368
Lumentum Holdings, Inc. (A)	218	8,422
		21,790
Data Processing & Outsourced Services – 1.6%		
Jack Henry & Associates, Inc. (B)	155	13,752
Electronic Manufacturing Services – 4.5%		
Fabrinet (A)	292	11,759
MACOM Technology Solutions Holdings, Inc. (A)	232	10,742
Mercury Computer Systems, Inc. (A)	518	15,657
		38,158
Internet Software & Services – 1.3%		
Five9, Inc. (A)	283	4,022
Shopify, Inc., Class A (A)	161	6,906
		10,928
IT Consulting & Other Services – 6.2%		
Booz Allen Hamilton Holding Corp.	580	20,910
CACI International, Inc., Class A (A)	62	7,705
InterXion Holding N.V. (A)	128	4,493
Science Applications International Corp.	221	18,758
		51,866
Semiconductor Equipment – 0.4%		
MaxLinear, Inc., Class A (A)	160	3,479
Semiconductors – 3.8%		
Mellanox Technologies Ltd. (A)	202	8,258
Monolithic Power Systems, Inc.	133	10,913
Power Integrations, Inc. (B)	186	12,640
		31,811

SCHEDULE OF INVESTMENTS

SMALL CAP FUND *(in thousands)*

DECEMBER 31, 2016 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Systems Software – 1.7%		
Proofpoint, Inc. (A)	199	$ 14,067
Total Information Technology – 33.4%		280,989
Materials		
Construction Materials – 2.5%		
Eagle Materials, Inc.	86	8,484
Summit Materials, Inc., Class A (A) . .	370	8,797
U.S. Concrete, Inc. (A)	51	3,327
		20,608
Total Materials – 2.5%		20,608
Real Estate		
Real Estate Services – 2.3%		
RE/MAX Holdings, Inc., Class A	347	19,443
Total Real Estate – 2.3%		19,443
TOTAL COMMON STOCKS – 95.9%		$806,203
(Cost: $570,795)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (D) – 2.6%		
Clorox Co. (The),		
0.530%, 1–3–17	$ 1,742	$ 1,742
CVS Health Corp.,		
0.890%, 1–17–17	5,000	4,998
Northern Illinois Gas Co.:		
0.880%, 1–11–17	5,000	4,999
0.870%, 1–12–17	5,000	4,998
Wisconsin Gas LLC,		
0.640%, 1–5–17	5,000	4,999
		21,736
Municipal Obligations – 1.8%		
NY Hsng Fin Agy, Hsng Rev Bonds, Ser 2016A (GTD by JPMorgan Chase Bank N.A.),		
0.800%, 1–7–17 (E)	3,000	3,000
NY State Hsng Fin Agy, Maestro West Chelsea Hsng Rev Bonds, Ser 2013A (GTD by Wells Fargo Bank N.A.),		
0.780%, 1–7–17 (E)	3,000	3,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
The Regents of the Univ of CA, Gen Rev Bonds, Ser AL,		
0.700%, 1–7–17 (E)	$9,000	$ 9,000
		15,000
TOTAL SHORT-TERM SECURITIES – 4.4%		$ 36,736
(Cost: $36,737)		
TOTAL INVESTMENT SECURITIES – 100.3%		$842,939
(Cost: $607,532)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3)%		(2,830)
NET ASSETS – 100.0%		$840,109

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $2,000 are held in collateralized accounts for OTC derivatives collateral and is governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(C) Listed on an exchange outside the United States.

(D) Rate shown is the yield to maturity at December 31, 2016.

(E) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2016. Date shown represents the date that the variable rate resets.

The following total return swap agreements were outstanding at December 31, 2016:

Counterparty	Number of Shares	Underlying Security	Termination Date	Notional Amount	Financing Fee[1][2]	Unrealized Depreciation
JPMorgan Chase Bank N.A.	169,339	Biotech Custom Index	09/06/2017	$16,432	1M LIBOR less 50 bps	$(1,820)

(1) The Fund pays the financing fee multiplied by the notional amount each month.

(2) At the termination date, a net cash flow is exchanged where the market-linked total return is equivalent to the return of the underlying security less a financing rate, if any. The Fund would receive payments on any net positive total return, and would owe payments in the event of a negative total return.

48 SEMIANNUAL REPORT 2016

SCHEDULE OF INVESTMENTS

SMALL CAP FUND *(in thousands)*

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$806,203	$ —	$—
Short-Term Securities	—	36,736	—
Total	$806,203	$36,736	$—
Liabilities			
Total Return Swaps	$ —	$ 1,820	$—

During the period ended December 31, 2016, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

GTD = Guaranteed
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF DECEMBER 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	99.7%
Information Technology	36.4%
Consumer Discretionary	17.9%
Industrials	15.4%
Health Care	13.8%
Consumer Staples	6.2%
Energy	5.1%
Financials	3.5%
Real Estate	1.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.3%

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	551/665	83
3 Year	347/596	59
5 Year	287/531	54
10 Year	77/383	21

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Microsoft Corp.	Information Technology	Systems Software
Alphabet, Inc., Class A	Information Technology	Internet Software & Services
Amazon.com, Inc.	Consumer Discretionary	Internet & Direct Marketing Retail
salesforce.com, Inc.	Information Technology	Application Software
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Halliburton Co.	Energy	Oil & Gas Equipment & Services
Facebook, Inc., Class A	Information Technology	Internet Software & Services
Adobe Systems, Inc.	Information Technology	Application Software
Shire Pharmaceuticals Group plc ADR	Health Care	Biotechnology
Visa, Inc., Class A	Information Technology	Data Processing & Outsourced Services

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(UNAUDITED)

Before- and After-Tax Returns[1]	1-year period ended 12-31-16	5-year period ended 12-31-16	10-year period ended 12-31-16	Since inception of Class through 12-31-16[2]
Class A[3]				
Before Taxes	-7.74%	11.45%	7.49%	—
After Taxes on Distributions	-8.28%	9.98%	6.77%	—
After Taxes on Distributions and Sale of Fund Shares	-3.93%[4]	9.05%	6.05%	—
Class B[5]				
Before Taxes	-6.88%	11.52%	7.29%	—
After Taxes on Distributions	-7.55%	9.95%	6.56%	—
After Taxes on Distributions and Sale of Fund Shares	-3.33%[4]	9.13%	5.88%	—
Class C				
Before Taxes	-2.92%	11.78%	7.17%	—
After Taxes on Distributions	-3.59%	10.21%	6.41%	—
After Taxes on Distributions and Sale of Fund Shares	-1.09%[4]	9.34%	5.79%	—
Class Y				
Before Taxes	—	—	—	0.34%
After Taxes on Distributions	—	—	—	-0.24%
After Taxes on Distributions and Sale of Fund Shares	—	—	—	0.69%
Russell 1000 Growth Index[6]	7.08%	14.50%	8.33%	4.31%

(1)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(2)6-10-16 for Class Y shares (the date on which shares were first acquired by shareholders).

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)After-tax returns may be better than before-tax returns due to an assumed tax benefit from losses on a sale of the Fund's shares at the end of the period.

(5)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(6)Reflects no deduction for fees, expenses or taxes.

The table above shows average annual returns on a before-tax and after-tax basis. Returns Before Taxes shows the actual change in the value of the Fund shares over the periods shown, but does not reflect the impact of taxes on Fund distributions or the sale of Fund shares. The two after-tax returns take into account taxes that may be associated with owning Fund shares. Returns After Taxes on Distributions is the Fund's actual performance, adjusted by the effect of taxes on distributions made by the Fund during the period shown. Returns After Taxes on Distributions and Sale of Fund Shares is further adjusted to reflect the tax impact on any change in the value of Fund shares as if they had been sold on the last day of the period.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts, or to shares held by non-taxable entities.

SCHEDULE OF INVESTMENTS

TAX-MANAGED EQUITY FUND *(in thousands)*

DECEMBER 31, 2016 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 1.4%		
Limited Brands, Inc.	77	$ 5,096
Apparel, Accessories & Luxury Goods – 0.5%		
lululemon athletica, Inc. (A)	27	1,775
Automotive Retail – 1.2%		
O'Reilly Automotive, Inc. (A)	16	4,427
Cable & Satellite – 4.9%		
Charter Communications, Inc., Class A (A)	26	7,522
Comcast Corp., Class A	145	10,019
		17,541
Footwear – 1.0%		
NIKE, Inc., Class B	72	3,653
Internet & Direct Marketing Retail – 6.7%		
Amazon.com, Inc. (A)	20	15,057
priceline.com, Inc. (A)	6	9,090
		24,147
Restaurants – 2.2%		
Panera Bread Co., Class A (A)	39	7,998
Total Consumer Discretionary – 17.9%		64,637
Consumer Staples		
Brewers – 1.0%		
Anheuser-Busch InBev S.A. ADR	34	3,585
Food Retail – 1.0%		
Casey's General Stores, Inc.	30	3,614
Hypermarkets & Super Centers – 1.2%		
Costco Wholesale Corp.	28	4,491
Packaged Foods & Meats – 1.2%		
Blue Buffalo Pet Products, Inc. (A)	182	4,375
Personal Products – 1.0%		
Estee Lauder Co., Inc. (The), Class A	47	3,580
Tobacco – 0.8%		
Philip Morris International, Inc.	31	2,809
Total Consumer Staples – 6.2%		22,454
Energy		
Oil & Gas Equipment & Services – 5.1%		
Halliburton Co.	237	12,836
Schlumberger Ltd.	67	5,650
		18,486
Total Energy – 5.1%		18,486
Financials		
Financial Exchanges & Data – 2.3%		
CME Group, Inc.	72	$ 8,340
Investment Banking & Brokerage – 1.2%		
Goldman Sachs Group, Inc. (The)	17	4,166
Total Financials – 3.5%		12,506
Health Care		
Biotechnology – 9.1%		
ACADIA Pharmaceuticals, Inc. (A)	128	3,680
Alexion Pharmaceuticals, Inc. (A)	70	8,599
Biogen, Inc. (A)	13	3,630
Incyte Corp. (A)	51	5,134
Shire Pharmaceuticals Group plc ADR	70	11,968
		33,011
Health Care Equipment – 1.1%		
DexCom, Inc. (A)	65	3,904
Pharmaceuticals – 3.6%		
Allergan plc (A)	39	8,152
Bristol-Myers Squibb Co.	84	4,921
		13,073
Total Health Care – 13.8%		49,988
Industrials		
Aerospace & Defense – 3.3%		
Boeing Co. (The)	43	6,694
Raytheon Co.	37	5,226
		11,920
Industrial Conglomerates – 2.9%		
Danaher Corp.	133	10,329
Railroads – 4.1%		
Kansas City Southern	60	5,116
Union Pacific Corp.	95	9,829
		14,945
Research & Consulting Services – 2.4%		
Verisk Analytics, Inc., Class A (A)	107	8,645
Trucking – 2.7%		
J.B. Hunt Transport Services, Inc.	100	9,678
Total Industrials – 15.4%		55,517
Information Technology		
Application Software – 7.5%		
Adobe Systems, Inc. (A)	122	12,601
salesforce.com, Inc. (A)	210	14,370
		26,971
Data Processing & Outsourced Services – 7.7%		
FleetCor Technologies, Inc. (A)	61	$ 8,590
MasterCard, Inc., Class A	81	8,393
Visa, Inc., Class A	139	10,859
		27,842
Home Entertainment Software – 1.4%		
Electronic Arts, Inc. (A)	66	5,167
Internet Software & Services – 8.9%		
Alphabet, Inc., Class A (A)	19	15,401
Alphabet, Inc., Class C (A)	5	4,034
Facebook, Inc., Class A (A)	111	12,794
		32,229
Semiconductor Equipment – 2.5%		
Lam Research Corp.	86	9,104
Systems Software – 4.7%		
Microsoft Corp.	271	16,846
Technology Hardware, Storage & Peripherals – 3.7%		
Apple, Inc.	115	13,267
Total Information Technology – 36.4%		131,426
Real Estate		
Specialized REITs – 1.4%		
American Tower Corp., Class A	49	5,136
Total Real Estate – 1.4%		5,136
TOTAL COMMON STOCKS – 99.7%		$360,150
(Cost: $264,052)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.3%		
Toyota Motor Credit Corp., 0.860%, 1–4–17 (B)	$927	927
TOTAL SHORT-TERM SECURITIES – 0.3%		$ 927
(Cost: $927)		
TOTAL INVESTMENT SECURITIES – 100.0%		$ 361,077
(Cost: $264,979)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		(27)
NET ASSETS – 100.0%		$361,050

SCHEDULE OF INVESTMENTS TAX-MANAGED EQUITY FUND *(in thousands)*

DECEMBER 31, 2016 (UNAUDITED)

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$360,150	$ —	$—
Short-Term Securities	—	927	—
Total	$360,150	$927	$—

During the period ended December 31, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

ALL DATA IS AS OF DECEMBER 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	95.8%
Financials	28.8%
Energy	14.4%
Health Care	14.3%
Information Technology	11.2%
Consumer Discretionary	8.0%
Consumer Staples	7.1%
Industrials	3.6%
Materials	3.1%
Utilities	2.9%
Real Estate	2.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	4.2%

Lipper Rankings

Category: Lipper Large-Cap Value Funds	Rank	Percentile
1 Year	403/479	84
3 Year	350/413	85
5 Year	194/369	53
10 Year	97/255	38

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Citigroup, Inc.	Financials	Other Diversified Financial Services
Synchrony Financial	Financials	Consumer Finance
American International Group, Inc.	Financials	Multi-Line Insurance
Capital One Financial Corp.	Financials	Consumer Finance
Dow Chemical Co. (The)	Materials	Diversified Chemicals
Energy Transfer Partners L.P.	Energy	Oil & Gas Storage & Transportation
MetLife, Inc.	Financials	Life & Health Insurance
Micron Technology, Inc.	Information Technology	Semiconductors
Hess Corp.	Energy	Integrated Oil & Gas

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Cable & Satellite – 2.6%		
Comcast Corp., Class A	301	$ 20,756
Casinos & Gaming – 0.5%		
Las Vegas Sands, Inc.	72	3,846
General Merchandise Stores – 2.7%		
Target Corp.	309	22,283
Housewares & Specialties – 2.2%		
Newell Rubbermaid, Inc. (A)	410	18,293
Total Consumer Discretionary – 8.0%		65,178
Consumer Staples		
Agricultural Products – 2.4%		
Ingredion, Inc.	152	19,014
Drug Retail – 2.0%		
CVS Caremark Corp.	209	16,524
Tobacco – 2.7%		
Philip Morris International, Inc.	242	22,122
Total Consumer Staples – 7.1%		57,660
Energy		
Integrated Oil & Gas – 4.0%		
Chevron Corp.	74	8,710
Hess Corp.	387	24,081
		32,791
Oil & Gas Refining & Marketing – 2.8%		
Marathon Petroleum Corp. (A)	449	22,602
Oil & Gas Storage & Transportation – 7.6%		
Energy Transfer Partners L.P.	680	24,344
Enterprise Products Partners L.P.	759	20,521
VTTI Energy Partners L.P.	1,066	17,222
		62,087
Total Energy – 14.4%		117,480
Financials		
Consumer Finance – 7.0%		
Capital One Financial Corp.	289	25,230
Synchrony Financial	877	31,794
		57,024
Life & Health Insurance – 3.0%		
MetLife, Inc.	450	24,240
Mortgage REITs – 2.4%		
American Capital Agency Corp.	1,054	19,107
Multi-Line Insurance – 3.1%		
American International Group, Inc.	389	25,386

COMMON STOCKS (Continued)	Shares	Value
Other Diversified Financial Services – 9.9%		
Citigroup, Inc. (A)	592	$ 35,194
JPMorgan Chase & Co. (A)	523	45,104
		80,298
Property & Casualty Insurance – 2.0%		
Allstate Corp. (The)	224	16,610
Reinsurance – 1.4%		
Reinsurance Group of America, Inc.	89	11,235
Total Financials – 28.8%		233,900
Health Care		
Biotechnology – 2.5%		
Amgen, Inc.	139	20,265
Health Care Facilities – 2.5%		
HCA Holdings, Inc. (B)	275	20,370
Managed Health Care – 5.2%		
Aetna, Inc.	177	21,950
Cigna Corp.	99	13,245
Humana, Inc.	34	6,978
		42,173
Pharmaceuticals – 2.1%		
Teva Pharmaceutical Industries Ltd. ADR	471	17,085
Total Health Care – 12.3%		99,893
Industrials		
Airlines – 1.4%		
Delta Air Lines, Inc. (A)	221	10,861
Industrial Machinery – 2.2%		
Eaton Corp.	270	18,141
Total Industrials – 3.6%		29,002
Information Technology		
IT Consulting & Other Services – 0.8%		
Computer Sciences Corp.	108	6,423
Semiconductor Equipment – 0.6%		
Lam Research Corp.	44	4,663
Semiconductors – 4.4%		
Micron Technology, Inc. (A)(B)	1,103	24,186
NXP Semiconductors N.V. (B)	38	3,764
QUALCOMM, Inc.	126	8,183
		36,133
Systems Software – 2.5%		
Microsoft Corp.	322	19,990

COMMON STOCKS (Continued)	Shares	Value
Technology Hardware, Storage & Peripherals – 2.9%		
Western Digital Corp.	350	$ 23,796
Total Information Technology – 11.2%		91,005
Materials		
Diversified Chemicals – 3.1%		
Dow Chemical Co. (The)	434	24,851
Total Materials – 3.1%		24,851
Real Estate		
Specialized REITs – 2.4%		
Communications Sales & Leasing, Inc.	786	19,960
Total Real Estate – 2.4%		19,960
Utilities		
Electric Utilities – 2.9%		
Duke Energy Corp.	303	23,503
Total Utilities – 2.9%		23,503
TOTAL COMMON STOCKS – 93.8%		$762,432
(Cost: $623,144)		

PREFERRED STOCKS	Shares	Value
Health Care		
Pharmaceuticals – 2.0%		
Teva Pharmaceutical Industries Ltd., Convertible, 7.000%	25	16,383
Total Health Care – 2.0%		16,383
TOTAL PREFERRED STOCKS – 2.0%		$ 16,383
(Cost: $16,430)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 3.1%		
BMW U.S. Capital LLC (GTD by BMW AG), 0.570%, 1–12–17	$5,000	4,999
CVS Health Corp., 0.890%, 1–17–17	5,000	4,998
DTE Energy Co. (GTD by Detroit Edison Co.), 0.940%, 1–3–17	4,000	3,999
Kroger Co. (The), 0.880%, 1–3–17	4,000	4,000
Pricoa Short Term Funding LLC, 0.590%, 1–17–17	4,000	3,999
Sysco Corp., 1.100%, 1–4–17	3,000	3,000
		24,995

DECEMBER 31, 2016 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.6%		
Toyota Motor Credit Corp.,		
0.860%, 1–4–17 (D)	$4,496	$ 4,496
United States Government Agency Obligations – 0.3%		
Overseas Private Investment Corp.		
(GTD by U.S. Government),		
0.720%, 1–4–17 (D)	2,620	2,620
TOTAL SHORT-TERM SECURITIES – 4.0%		$ 32,111
(Cost: $32,111)		
TOTAL INVESTMENT SECURITIES – 99.8%		$810,926
(Cost: $671,685)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		1,929
NET ASSETS – 100.0%		$812,855

Notes to Schedule of Investments

(A) All or a portion of securities with an aggregate value of $44,146 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(B) No dividends were paid during the preceding 12 months.

(C) Rate shown is the yield to maturity at December 31, 2016.

(D) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2016. Date shown represents the date that the variable rate resets.

The following written options were outstanding at December 31, 2016 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Delta Air Lines, Inc.	N/A	Call	2,208	January 2017	$55.00	$ 117	$ (23)
JPMorgan Chase & Co.	N/A	Call	284	February 2017	92.50	20	(18)
Micron Technology, Inc.	N/A	Call	1,963	January 2017	24.00	41	(35)
Newell Rubbermaid, Inc.	N/A	Put	789	March 2017	38.00	47	(36)
	N/A	Call	789	June 2017	60.00	43	(20)
						$268	$(132)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$762,432	$ —	$—
Preferred Stocks	16,383	—	—
Short-Term Securities	—	32,111	—
Total	$ 778,815	$32,111	$—
Liabilities			
Written Options	$ 96	$ 36	$—

During the period ended December 31, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter
REIT = Real Estate Investment Trusts

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF DECEMBER 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	99.4%
Information Technology	39.3%
Consumer Discretionary	17.3%
Health Care	12.2%
Financials	10.9%
Industrials	9.8%
Energy	6.4%
Consumer Staples	2.8%
Materials	0.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.6%

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	412/665	62
3 Year	261/596	44
5 Year	324/531	61
10 Year	178/383	47

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Goldman Sachs Group, Inc. (The)	Financials	Investment Banking & Brokerage
Microsoft Corp.	Information Technology	Systems Software
Lam Research Corp.	Information Technology	Semiconductor Equipment
MasterCard, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Home Depot, Inc. (The)	Consumer Discretionary	Home Improvement Retail
Celgene Corp.	Health Care	Biotechnology
Microchip Technology, Inc.	Information Technology	Semiconductors
Facebook, Inc., Class A	Information Technology	Internet Software & Services
Alphabet, Inc., Class A	Information Technology	Internet Software & Services
EOG Resources, Inc.	Energy	Oil & Gas Exploration & Production

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS

VANGUARD FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 0.5%		
Limited Brands, Inc.	111	$ 7,328
Automotive Retail – 3.2%		
AutoZone, Inc. (A)	28	22,193
O'Reilly Automotive, Inc. (A)	98	27,229
		49,422
Cable & Satellite – 2.1%		
Comcast Corp., Class A	460	31,756
Casinos & Gaming – 1.2%		
MGM Resorts International (A)	644	18,572
Footwear – 0.4%		
NIKE, Inc., Class B	121	6,150
Home Improvement Retail – 4.0%		
Home Depot, Inc. (The)	449	60,189
Internet & Direct Marketing Retail – 4.5%		
Amazon.com, Inc. (A)	62	46,173
priceline.com, Inc. (A)	15	22,138
		68,311
Restaurants – 0.6%		
Starbucks Corp.	155	8,583
Specialty Stores – 0.8%		
Ulta Salon, Cosmetics & Fragrance, Inc. (A)	47	11,906
Total Consumer Discretionary – 17.3%		262,217
Consumer Staples		
Tobacco – 2.8%		
Philip Morris International, Inc.	471	43,055
Total Consumer Staples – 2.8%		43,055
Energy		
Oil & Gas Equipment & Services – 3.1%		
Halliburton Co.	704	38,085
Schlumberger Ltd.	95	7,958
		46,043
Oil & Gas Exploration & Production – 3.3%		
EOG Resources, Inc.	498	50,297
Total Energy – 6.4%		96,340
Financials		
Financial Exchanges & Data – 4.0%		
CME Group, Inc.	408	47,028
S&P Global, Inc.	134	14,431
		61,459
Investment Banking & Brokerage – 6.9%		
Charles Schwab Corp. (The)	935	36,896

COMMON STOCKS (Continued)	Shares	Value
Investment Banking & Brokerage (Continued)		
Goldman Sachs Group, Inc. (The)	282	$ 67,592
		104,488
Total Financials – 10.9%		165,947
Health Care		
Biotechnology – 7.8%		
Alexion Pharmaceuticals, Inc. (A)	64	7,818
Biogen, Inc. (A)	40	11,428
Celgene Corp. (A)	518	59,912
Shire Pharmaceuticals Group plc ADR	196	33,310
Vertex Pharmaceuticals, Inc. (A)	85	6,277
		118,745
Health Care Equipment – 2.3%		
DexCom, Inc. (A)	194	11,570
Edwards Lifesciences Corp. (A)	245	22,949
		34,519
Pharmaceuticals – 2.1%		
Allergan plc (A)	73	15,296
Bristol-Myers Squibb Co.	271	15,843
		31,139
Total Health Care – 12.2%		184,403
Industrials		
Aerospace & Defense – 3.4%		
Lockheed Martin Corp.	176	43,864
Northrop Grumman Corp.	31	7,210
		51,074
Industrial Conglomerates – 1.6%		
Danaher Corp.	305	23,726
Railroads – 4.8%		
Canadian Pacific Railway Ltd.	251	35,850
Union Pacific Corp.	363	37,625
		73,475
Total Industrials – 9.8%		148,275
Information Technology		
Application Software – 3.9%		
Adobe Systems, Inc. (A)	356	36,681
salesforce.com, Inc. (A)	321	21,955
		58,636
Data Processing & Outsourced Services – 8.8%		
FleetCor Technologies, Inc. (A)	79	11,194
MasterCard, Inc., Class A	636	65,636
Visa, Inc., Class A	590	46,048
Wright Express Corp. (A)	101	11,283
		134,161
Home Entertainment Software – 2.0%		
Electronic Arts, Inc. (A)	377	29,653

COMMON STOCKS (Continued)	Shares	Value
Internet Software & Services – 8.9%		
Alphabet, Inc., Class A (A)	64	$ 50,479
Alphabet, Inc., Class C (A)	43	33,371
Facebook, Inc., Class A (A)	445	51,244
		135,094
Semiconductor Equipment – 5.5%		
Applied Materials, Inc.	529	17,084
Lam Research Corp.	626	66,229
		83,313
Semiconductors – 3.4%		
Microchip Technology, Inc.	799	51,249
Systems Software – 4.4%		
Microsoft Corp.	1,078	66,968
Technology Hardware, Storage & Peripherals – 2.4%		
Apple, Inc.	315	36,426
Total Information Technology – 39.3%		595,500
Materials		
Diversified Chemicals – 0.7%		
PPG Industries, Inc.	117	11,106
Total Materials – 0.7%		11,106
TOTAL COMMON STOCKS – 99.4%		$1,506,843
(Cost: $1,083,109)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 0.6%		
Northern Illinois Gas Co., 0.900%, 1–3–17	$3,380	3,380
Rockwell Automation, Inc., 0.690%, 1–10–17	5,000	4,999
		8,379
Master Note – 0.0%		
Toyota Motor Credit Corp., 0.860%, 1–4–17 (C)	446	446
TOTAL SHORT-TERM SECURITIES – 0.6%		$ 8,825
(Cost: $8,825)		
TOTAL INVESTMENT SECURITIES – 100.0%		$1,515,668
(Cost: $1,091,934)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		283
NET ASSETS – 100.0%		$ 1,515,951

SCHEDULE OF INVESTMENTS VANGUARD FUND *(in thousands)*

DECEMBER 31, 2016 (UNAUDITED)

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at December 31, 2016.

(C)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,506,843	$ —	$—
Short-Term Securities	—	8,825	—
Total	$1,506,843	$8,825	$—

During the period ended December 31, 2016, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipt

See Accompanying Notes to Financial Statements.

AS OF DECEMBER 31, 2016 (UNAUDITED)

(In thousands, except per share amounts)	Accumulative Fund	Asset Strategy Fund[1]	Continental Income Fund	Core Investment Fund	Dividend Opportunities Fund	Energy Fund	Global Growth Fund
ASSETS							
Investments in unaffiliated securities at value+	$1,360,320	$ 1,745,114	$1,502,952	$3,824,460	$585,819	$279,693	$599,068
Investments in affiliated securities at value+	—	12,795	—	—	—	—	—
Bullion at value+	—	114,313	—	—	—	—	—
Investments at Value	1,360,320	1,872,222	1,502,952	3,824,460	585,819	279,693	599,068
Cash	371	795	6	3	1	1	—*
Cash denominated in foreign currencies at value+	—	1,396	—	—	—	—	—
Investment securities sold receivable	52,098	—	—	—	—	—	—
Dividends and interest receivable	1,521	9,905	5,063	6,097	1,088	110	846
Capital shares sold receivable	691	1,043	1,494	1,636	575	924	426
Receivable from affiliates	33	11	97	3	—	—	25
Unrealized appreciation on forward foreign currency contracts	—	333	—	—	—	—	—
Unrealized appreciation on swap agreements	—	159	—	—	—	—	—
Variation margin receivable	107	—	—	—	—	—	—
Prepaid and other assets	76	69	83	119	35	43	54
Total Assets	1,415,217	1,885,933	1,509,695	3,832,318	587,518	280,771	600,419
LIABILITIES							
Investment securities purchased payable	12,005	9	1,150	—	—	—	—
Capital shares redeemed payable	3,410	7,003	4,624	10,151	1,046	441	1,060
Independent Trustees and Chief Compliance Officer fees payable	428	369	248	1,098	77	21	187
Distribution and service fees payable	15	18	13	39	5	3	5
Shareholder servicing payable	225	514	276	633	130	86	141
Investment management fee payable	52	70	56	132	22	13	28
Accounting services fee payable	22	22	22	22	14	8	13
Written options at value+	1,519	—	—	—	—	—	—
Other liabilities	25	78	29	66	12	12	17
Total Liabilities	17,701	8,083	6,418	12,141	1,306	584	1,451
Total Net Assets	$ 1,397,516	$1,877,850	$1,503,277	$ 3,820,177	$586,212	$ 280,187	$598,968
NET ASSETS							
Capital paid in (shares authorized − unlimited)	$ 1,228,154	$1,988,873	$ 1,388,339	$3,256,227	$ 467,471	$230,076	$543,520
Undistributed (distributions in excess of) net investment income	(309)	42,975	(61)	2,273	158	(1,204)	(1,361)
Accumulated net realized gain (loss)	2,759	(112,254)	11,651	(44,146)	4,285	(30,758)	1,648
Net unrealized appreciation (depreciation)	166,912	(41,744)	103,348	605,823	114,298	82,073	55,161
Total Net Assets	$ 1,397,516	$1,877,850	$1,503,277	$ 3,820,177	$586,212	$ 280,187	$598,968
CAPITAL SHARES OUTSTANDING:							
Class A	119,957	144,139	92,599	453,757	22,139	12,509	30,228
Class B	341	1,755	377	1,510	145	51	57
Class C	684	3,816	1,607	3,896	460	214	120
Class Y	29,972	86,420	68,362	175,491	16,818	6,166	23,104
NET ASSET VALUE PER SHARE:							
Class A	$ 9.26	$ 7.93	$ 9.22	$ 6.02	$ 14.82	$ 14.57	$ 11.16
Class B	$ 7.83	$ 7.49	$ 9.09	$ 4.95	$ 14.37	$ 12.81	$ 9.78
Class C	$ 8.02	$ 7.56	$ 9.17	$ 5.08	$ 14.54	$ 13.36	$ 10.29
Class Y	$ 9.31	$ 8.02	$ 9.23	$ 6.05	$ 14.83	$ 15.32	$ 11.25
+COST							
Investments in unaffiliated securities at cost	$ 1,193,680	$ 1,702,772	$ 1,399,604	$ 3,218,637	$ 471,521	$ 197,620	$ 543,883
Investments in affiliated securities at cost	—	90,097	—	—	—	—	—
Bullion at cost	—	121,524	—	—	—	—	—
Cash denominated in foreign currencies at cost	—	1,396	—	—	—	—	—
Written options premiums received at cost	1,633	—	—	—	—	—	—

* Not shown due to rounding.

[1] Consolidated Statement of Assets and Liabilities (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

AS OF DECEMBER 31, 2016 (UNAUDITED)

(In thousands, except per share amounts)	New Concepts Fund	Science and Technology Fund	Small Cap Fund	Tax-Managed Equity Fund	Value Fund	Vanguard Fund
ASSETS						
Investments in unaffiliated securities at value+	$1,590,041	$2,985,299	$842,939	$ 361,077	$810,926	$1,515,668
Investments in affiliated securities at value+	—	200,591	—	—	—	—
Investments at Value	1,590,041	3,185,890	842,939	361,077	810,926	1,515,668
Cash	1	1	1	1	1	1
Investment securities sold receivable	55	5,732	247	—	1,100	—
Dividends and interest receivable	1,782	2,154	128	485	1,559	2,412
Capital shares sold receivable	1,093	1,705	919	250	1,368	1,563
Receivable from affiliates	110	2	46	—	30	38
Prepaid and other assets	62	87	47	30	49	88
Total Assets	1,593,144	3,195,571	844,327	361,843	815,033	1,519,770
LIABILITIES						
Investment securities purchased payable	981	2,957	573	—	—	—
Capital shares redeemed payable	2,191	5,140	1,353	683	1,704	3,031
Independent Trustees and Chief Compliance Officer fees payable	299	571	172	26	107	385
Distribution and service fees payable	15	35	9	3	5	15
Shareholder servicing payable	357	606	211	49	167	280
Investment management fee payable	73	144	39	13	31	57
Accounting services fee payable	22	21	18	10	18	22
Unrealized depreciation on swap agreements	—	—	1,820	—	—	—
Written options at value+	—	—	—	—	132	—
Other liabilities	37	55	23	9	14	29
Total Liabilities	3,975	9,529	4,218	793	2,178	3,819
Total Net Assets	$1,589,169	$3,186,042	$840,109	$361,050	$812,855	$1,515,951
NET ASSETS						
Capital paid in (shares authorized – unlimited)	$1,340,339	$ 1,940,528	$593,845	$264,502	$676,929	$ 1,077,473
Undistributed (distributions in excess of) net investment income	(6,763)	(20,027)	(10,224)	(548)	(11)	1,071
Accumulated net realized gain (loss)	23,209	127,093	22,899	998	(3,440)	13,673
Net unrealized appreciation	232,384	1,138,448	233,589	96,098	139,377	423,734
Total Net Assets	$1,589,169	$3,186,042	$840,109	$361,050	$812,855	$1,515,951
CAPITAL SHARES OUTSTANDING:						
Class A	106,722	179,162	37,863	12,194	23,097	112,684
Class B	721	1,135	366	19	111	489
Class C	1,236	1,805	637	380	336	995
Class Y	54,145	46,521	14,205	9,284	31,871	48,959
NET ASSET VALUE PER SHARE:						
Class A	$ 9.40	$ 13.64	$ 15.32	$ 16.54	$ 14.64	$ 9.12
Class B	$ 6.39	$ 9.45	$ 10.98	$ 13.94	$ 13.64	$ 6.42
Class C	$ 6.70	$ 9.64	$ 11.87	$ 13.97	$ 13.91	$ 6.63
Class Y	$ 10.58	$ 15.37	$ 17.49	$ 16.56	$ 14.70	$ 9.77
+COST						
Investments in unaffiliated securities at cost	$1,357,657	$ 1,848,325	$607,532	$264,979	$ 671,685	$1,091,934
Investments in affiliated securities at cost	—	199,111	—	—	—	—
Written options premiums received at cost	—	—	—	—	268	—

See Accompanying Notes to Financial Statements.

FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 (UNAUDITED)

(In thousands)	Accumulative Fund	Asset Strategy Fund[1]	Continental Income Fund	Core Investment Fund	Dividend Opportunities Fund	Energy Fund	Global Growth Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 11,198	$ 9,832	$ 11,011	$ 28,924	$ 6,960	$ 1,046	$ 2,859
Foreign dividend withholding tax	(95)	(97)	(223)	(264)	(71)	(21)	(113)
Interest and amortization from unaffiliated securities	91	8,271	9,495	184	189	11	108
Total Investment Income	11,194	18,006	20,283	28,844	7,078	1,036	2,854
EXPENSES							
Investment management fee	4,914	7,059	5,296	12,322	2,046	1,097	2,657
Distribution and service fees:							
Class A	1,423	1,607	1,104	3,518	415	210	440
Class B	15	76	18	41	11	3	3
Class C	29	161	77	101	33	13	7
Shareholder servicing:							
Class A	708	1,575	708	1,917	375	280	394
Class B	10	49	11	25	8	4	3
Class C	10	54	22	36	10	6	4
Class Y	243	635	544	892	200	80	227
Registration fees	48	49	62	58	37	40	42
Custodian fees	14	99	14	27	9	7	36
Independent Trustees and Chief Compliance Officer fees	70	84	56	191	20	8	31
Accounting services fee	130	130	130	130	81	47	83
Professional fees	58	401	59	118	34	26	59
Other	38	237	45	104	16	20	29
Total Expenses	7,710	12,216	8,146	19,480	3,295	1,841	4,015
Less:							
Expenses in excess of limit	(235)	(36)	(147)	(168)	—	—	(72)
Total Net Expenses	7,475	12,180	7,999	19,312	3,295	1,841	3,943
Net Investment Income (Loss)	3,719	5,826	12,284	9,532	3,783	(805)	(1,089)
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	30,214	33,484	40,715	103,531	21,560	(595)	13,778
Futures contracts	(1,184)	217	—	—	—	—	—
Written options	3,733	715	1,439	—	—	—	—
Swap agreements	—	—*	—	—	—	—	—
Forward foreign currency contracts	—	2,586	—	—	—	—	1,794
Foreign currency exchange transactions	—	(262)	—	—	2	(1)	(98)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	26,104	(30,692)	(19,019)	49,597	(500)	39,627	4,396
Investments in affiliated securities	—	(10,737)	—	—	—	—	—
Futures contracts	364	—	—	—	—	—	—
Written options	678	(11)	(433)	—	—	—	—
Swap agreements	—	159	—	—	—	—	—
Forward foreign currency contracts	—	223	—	—	—	—	(54)
Foreign currency exchange transactions	(3)	(31)	—	—	—	—	21
Net Realized and Unrealized Gain (Loss)	59,906	(4,349)	22,702	153,128	21,062	39,031	19,837
Net Increase in Net Assets Resulting from Operations	$63,625	$ 1,477	$34,986	$162,660	$24,845	$38,226	$18,748

*Not shown due to rounding.
(1)Consolidated Statement of Operations (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2016 (UNAUDITED)

(In thousands)	New Concepts Fund	Science and Technology Fund	Small Cap Fund	Tax-Managed Equity Fund	Value Fund	Vanguard Fund
INVESTMENT INCOME						
Dividends from unaffiliated securities	$ 9,328	$ 9,725	$ 2,183	$ 1,816	$ 10,073	$ 9,598
Foreign dividend withholding tax	—	(300)	(10)	(18)	(42)	(28)
Interest and amortization from unaffiliated securities	110	572	165	33	104	77
Interest and amortization from affiliated securities	—	557	—	—	—	—
Total Investment Income	9,438	10,554	2,338	1,831	10,135	9,647
EXPENSES						
Investment management fee	6,905	13,187	3,519	1,254	2,716	5,332
Distribution and service fees:						
Class A	1,290	3,060	709	269	397	1,331
Class B	25	57	22	2	8	18
Class C	43	87	36	28	22	34
Shareholder servicing:						
Class A	1,061	1,864	677	92	368	825
Class B	17	33	15	1	7	11
Class C	19	38	14	6	8	13
Class Y	510	620	221	134	369	402
Registration fees	47	58	41	44	36	54
Custodian fees	15	30	12	6	9	13
Independent Trustees and Chief Compliance Officer fees	64	124	33	11	27	68
Accounting services fee	130	130	107	64	102	130
Professional fees	58	97	43	30	42	56
Other	54	90	31	13	23	45
Total Expenses	10,238	19,475	5,480	1,954	4,134	8,332
Less:						
Expenses in excess of limit	(160)	(52)	(87)	(15)	(49)	(113)
Total Net Expenses	10,078	19,423	5,393	1,939	4,085	8,219
Net Investment Income (Loss)	(640)	(8,869)	(3,055)	(108)	6,050	1,428
REALIZED AND UNREALIZED GAIN (LOSS)						
Net realized gain (loss) on:						
Investments in unaffiliated securities	53,119	61,498	38,161	3,085	7,329	53,981
Investments in affiliated securities	—	93,290	—	—	—	—
Written options	611	4,071	—	—	756	—
Swap agreements	—	—	85	—	—	—
Foreign currency exchange transactions	6	—*	(3)	—	—	—
Net change in unrealized appreciation (depreciation) on:						
Investments in unaffiliated securities	8,396	372,079	41,800	3,948	80,377	29,677
Investments in affiliated securities	—	(175,346)	—	—	—	—
Written options	1,990	(702)	—	—	694	—
Swap agreements	—	—	(625)	—	—	—
Foreign currency exchange transactions	—*	(2)	1	—	—	—
Net Realized and Unrealized Gain	64,122	354,888	79,419	7,033	89,156	83,658
Net Increase in Net Assets Resulting from Operations	$63,482	$346,019	$76,364	$6,925	$95,206	$85,086

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Accumulative Fund		Asset Strategy Fund[1]		Continental Income Fund	
	Six months ended 12-31-16 (Unaudited)	Year ended 6-30-16	Six months ended 12-31-16 (Unaudited)	Year ended 6-30-16	Six months ended 12-31-16 (Unaudited)	Year ended 6-30-16
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 3,719	$ 8,270	$ 5,826	$ 6,309	$ 12,284	$ 19,464
Net realized gain (loss) on investments	32,763	92,615	36,740	(144,374)	42,154	34,486
Net change in unrealized appreciation (depreciation)	27,143	(160,128)	(41,089)	(187,220)	(19,452)	(89,914)
Net Increase (Decrease) in Net Assets Resulting from Operations	63,625	(59,243)	1,477	(325,285)	34,986	(35,964)
Distributions to Shareholders From:						
Net investment income:						
Class A	(3,941)	(9,937)	—	—	(8,075)	(15,966)
Class B	—	—	—	—	(9)	(8)
Class C	—	—	—	—	(57)	(47)
Class Y	(1,278)	(56)	—	—	(6,729)	(60)
Net realized gains:						
Class A	(46,954)	(189,974)	—	—	(20,394)	(112,896)
Class B	(130)	(578)	—	—	(86)	(323)
Class C	(258)	(880)	—	—	(358)	(1,205)
Class Y	(11,773)	(686)	—	—	(15,155)	(315)
Total Distributions to Shareholders	(64,334)	(202,111)	—	—	(50,863)	(130,820)
Capital Share Transactions	(15,892)	213,677	(349,734)	(617,385)	(15,080)	172,705
Net Increase (Decrease) in Net Assets	(16,601)	(47,677)	(348,257)	(942,670)	(30,957)	5,921
Net Assets, Beginning of Period	1,414,117	1,461,794	2,226,107	3,168,777	1,534,234	1,528,313
Net Assets, End of Period	$1,397,516	$ 1,414,117	$1,877,850	$2,226,107	$1,503,277	$1,534,234
Undistributed (distributions in excess of) net investment income	$ (309)	$ 1,191	$ 42,975	$ 37,422	$ (61)	$ 2,525

(1)Consolidated Statements of Changes in Net Assets (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Core Investment Fund		Dividend Opportunities Fund		Energy Fund	
	Six months ended 12-31-16 (Unaudited)	Year ended 6-30-16	Six months ended 12-31-16 (Unaudited)	Year ended 6-30-16	Six months ended 12-31-16 (Unaudited)	Year ended 6-30-16
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 9,532	$ 10,630	$ 3,783	$ 5,660	$ (805)	$ (914)
Net realized gain (loss) on investments	103,531	165,989	21,562	18,012	(596)	(23,206)
Net change in unrealized appreciation (depreciation)	49,597	(273,702)	(500)	(18,887)	39,627	(3,638)
Net Increase (Decrease) in Net Assets Resulting from Operations	162,660	(97,083)	24,845	4,785	38,226	(27,758)
Distributions to Shareholders From:						
Net investment income:						
Class A	(10,967)	(7,883)	(2,939)	(5,289)	—	—
Class B	—	—	(1)	—	—	—
Class C	—	—	(30)	—	—	—
Class Y	(6,758)	(322)	(2,559)	(58)	—	—
Net realized gains:						
Class A	(131,860)	(510,845)	(15,105)	(68,088)	—	—
Class B	(443)	(1,447)	(104)	(395)	—	—
Class C	(1,107)	(2,903)	(314)	(864)	—	—
Class Y	(51,015)	(12,170)	(11,470)	(579)	—	—
Total Distributions to Shareholders	(202,150)	(535,570)	(32,522)	(75,273)	—	—
Capital Share Transactions	(14,223)	61,432	20,257	(3,406)	(6,403)	4,517
Net Increase (Decrease) in Net Assets	(53,713)	(571,221)	12,580	(73,894)	31,823	(23,241)
Net Assets, Beginning of Period	3,873,890	4,445,111	573,632	647,526	248,364	271,605
Net Assets, End of Period	$ 3,820,177	$3,873,890	$586,212	$573,632	$ 280,187	$248,364
Undistributed (distributions in excess of) net investment income	$ 2,273	$ 10,466	$ 158	$ 1,902	$ (1,204)	$ (398)

See Accompanying Notes to Financial Statements.

(In thousands)	Global Growth Fund		New Concepts Fund		Science and Technology Fund	
	Six months ended 12-31-16 (Unaudited)	Year ended 6-30-16	Six months ended 12-31-16 (Unaudited)	Year ended 6-30-16	Six months ended 12-31-16 (Unaudited)	Year ended 6-30-16
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment loss	$ (1,089)	$ (1,001)	$ (640)	$ (4,383)	$ (8,869)	$ (25,881)
Net realized gain (loss) on investments	15,474	(13,918)	53,736	65,956	158,859	(24,616)
Net change in unrealized appreciation (depreciation)	4,363	(32,631)	10,386	(204,153)	196,029	(555,343)
Net Increase (Decrease) in Net Assets Resulting from Operations	18,748	(47,550)	63,482	(142,580)	346,019	(605,840)
Distributions to Shareholders From:						
Net investment income:						
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class Y	—	—	—	—	—	—
Net realized gains:						
Class A	—	(30,429)	(34,630)	(165,760)	—	(243,084)
Class B	—	(60)	(239)	(790)	—	(1,569)
Class C	—	(89)	(396)	(1,138)	—	(1,873)
Class Y	—	(3,888)	(17,707)	(7,550)	—	(8,474)
Total Distributions to Shareholders	—	(34,466)	(52,972)	(175,238)	—	(255,000)
Capital Share Transactions	(31,787)	43,962	(41,779)	14,878	(187,013)	74,479
Net Increase (Decrease) in Net Assets	(13,039)	(38,054)	(31,269)	(302,940)	159,006	(786,361)
Net Assets, Beginning of Period	612,007	650,061	1,620,438	1,923,378	3,027,036	3,813,397
Net Assets, End of Period	$598,968	$612,007	$1,589,169	$1,620,438	$3,186,042	$3,027,036
Distributions in excess of net investment income	$ (1,361)	$ (174)	$ (6,763)	$ (6,129)	$ (20,027)	$ (11,158)

See Accompanying Notes to Financial Statements.

(In thousands)	Small Cap Fund		Tax-Managed Equity Fund	
	Six months ended 12-31-16 (Unaudited)	Year ended 6-30-16	Six months ended 12-31-16 (Unaudited)	Year ended 6-30-16
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment loss	$ (3,055)	$ (6,224)	$ (108)	$ (964)
Net realized gain on investments	38,243	46,071	3,085	10,867
Net change in unrealized appreciation (depreciation)	41,176	(84,402)	3,948	(20,968)
Net Increase (Decrease) in Net Assets Resulting from Operations	76,364	(44,555)	6,925	(11,065)
Distributions to Shareholders From:				
Net investment income:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	—	—	—	—
Net realized gains:				
Class A	(29,060)	(104,487)	(5,067)	(29,002)
Class B	(289)	(937)	(9)	(40)
Class C	(470)	(1,312)	(160)	(474)
Class Y	(11,020)	(2,612)	(3,908)	—
Total Distributions to Shareholders	(40,839)	(109,348)	(9,144)	(29,516)
Capital Share Transactions	2,189	56,992	(16,971)	55,524
Net Increase (Decrease) in Net Assets	37,714	(96,911)	(19,190)	14,943
Net Assets, Beginning of Period	802,395	899,306	380,240	365,297
Net Assets, End of Period	$ 840,109	$ 802,395	$ 361,050	$ 380,240
Distributions in excess of net investment income	$ (10,224)	$ (7,166)	$ (548)	$ (440)

See Accompanying Notes to Financial Statements.

(In thousands)	Value Fund		Vanguard Fund	
	Six months ended 12-31-16 (Unaudited)	Year ended 6-30-16	Six months ended 12-31-16 (Unaudited)	Year ended 6-30-16
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ 6,050	$ 7,223	$ 1,428	$ (548)
Net realized gain on investments	8,085	35,626	53,981	106,928
Net change in unrealized appreciation (depreciation)	81,071	(92,207)	29,677	(151,511)
Net Increase (Decrease) in Net Assets Resulting from Operations	95,206	(49,358)	85,086	(45,131)
Distributions to Shareholders From:				
Net investment income:				
Class A	(8,350)	(2,432)	—	—
Class B	(25)	—	—	—
Class C	(85)	—	—	—
Class Y	(13,046)	(72)	—	—
Net realized gains:				
Class A	—	(108,591)	(66,769)	(138,289)
Class B	—	(328)	(282)	(551)
Class C	—	(718)	(552)	(798)
Class Y	—	(2,183)	(29,354)	(8,305)
Total Distributions to Shareholders	(21,506)	(114,324)	(96,957)	(147,943)
Capital Share Transactions	(6,348)	(6,342)	16,954	168,445
Net Increase (Decrease) in Net Assets	67,352	(170,024)	5,083	(24,629)
Net Assets, Beginning of Period	745,503	915,527	1,510,868	1,535,497
Net Assets, End of Period	$812,855	$745,503	$1,515,951	$1,510,868
Undistributed (distributions in excess of) net investment income	$ (11)	$ 15,445	$ 1,071	$ (357)

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

ACCUMULATIVE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2016 (unaudited)	$ 9.27	$ 0.02	$ 0.41	$ 0.43	$(0.03)	$ (0.41)	$(0.44)
Year ended 6-30-2016	11.19	0.06	(0.48)	(0.42)	(0.07)	(1.43)	(1.50)
Year ended 6-30-2015	11.74	0.04	1.24	1.28	(0.02)	(1.81)	(1.83)
Year ended 6-30-2014	9.18	0.02	2.57	2.59	(0.03)	—*	(0.03)
Year ended 6-30-2013	7.87	0.07	1.29	1.36	(0.05)	—	(0.05)
Year ended 6-30-2012	7.90	(0.01)	(0.02)	(0.03)	—*	—	—*
Class B Shares[5]							
Six-month period ended							
12-31-2016 (unaudited)	7.91	(0.03)	0.34	0.31	—	(0.39)	(0.39)
Year ended 6-30-2016	9.75	(0.05)	(0.42)	(0.47)	—	(1.37)	(1.37)
Year ended 6-30-2015	10.41	(0.09)	1.09	1.00	—	(1.66)	(1.66)
Year ended 6-30-2014	8.22	(0.10)	2.29	2.19	—	—*	—*
Year ended 6-30-2013	7.10	(0.04)	1.16	1.12	—*	—	—*
Year ended 6-30-2012	7.22	(0.10)	(0.02)	(0.12)	—	—	—
Class C Shares							
Six-month period ended							
12-31-2016 (unaudited)	8.08	(0.02)	0.35	0.33	—	(0.39)	(0.39)
Year ended 6-30-2016	9.93	(0.03)	(0.43)	(0.46)	—	(1.39)	(1.39)
Year ended 6-30-2015	10.59	(0.06)	1.10	1.04	—	(1.70)	(1.70)
Year ended 6-30-2014	8.34	(0.08)	2.33	2.25	—	—*	—*
Year ended 6-30-2013	7.19	(0.02)	1.18	1.16	(0.01)	—	(0.01)
Year ended 6-30-2012	7.29	(0.08)	(0.02)	(0.10)	—	—	—
Class Y Shares							
Six-month period ended							
12-31-2016 (unaudited)	9.32	0.03	0.41	0.44	(0.04)	(0.41)	(0.45)
Year ended 6-30-2016	11.26	0.06	(0.46)	(0.40)	(0.11)	(1.43)	(1.54)
Year ended 6-30-2015	11.80	0.06	1.26	1.32	(0.05)	(1.81)	(1.86)
Year ended 6-30-2014	9.23	0.05	2.57	2.62	(0.05)	—*	(0.05)
Year ended 6-30-2013	7.90	0.09	1.30	1.39	(0.06)	—	(0.06)
Year ended 6-30-2012	7.92	0.02	(0.03)	(0.01)	(0.01)	—	(0.01)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2016 (unaudited)	$ 9.26	4.64%	$ 1,111	1.08%[4]	0.48%[4]	1.11%[4]	0.45%[4]	46%
Year ended 6-30-2016	9.27	-3.99	1,125	1.07	0.59	1.12	0.54	102
Year ended 6-30-2015	11.19	12.19	1,447	1.06	0.32	1.11	0.27	113
Year ended 6-30-2014	11.74	28.26	1,329	1.10	0.19	1.15	0.14	104
Year ended 6-30-2013	9.18	17.31	1,125	1.15	0.79	1.20	0.74	87
Year ended 6-30-2012	7.87	-0.35	1,080	1.17	-0.09	1.22	-0.14	58
Class B Shares[5]								
Six-month period ended								
12-31-2016 (unaudited)	7.83	3.86	3	2.29[4]	-0.73[4]	2.38[4]	-0.82[4]	46
Year ended 6-30-2016	7.91	-5.17	3	2.28	-0.62	2.31	-0.65	102
Year ended 6-30-2015	9.75	10.88	4	2.26	-0.89	2.29	-0.92	113
Year ended 6-30-2014	10.41	26.71	5	2.35	-1.06	2.38	-1.09	104
Year ended 6-30-2013	8.22	15.79	6	2.47	-0.53	2.51	-0.57	87
Year ended 6-30-2012	7.10	-1.66	8	2.46	-1.38	2.49	-1.41	58
Class C Shares								
Six-month period ended								
12-31-2016 (unaudited)	8.02	4.13	5	2.05[4]	-0.49[4]	2.07[4]	-0.51[4]	46
Year ended 6-30-2016	8.08	-4.97	6	2.04	-0.38	2.07	-0.41	102
Year ended 6-30-2015	9.93	11.07	6	2.02	-0.64	2.05	-0.67	113
Year ended 6-30-2014	10.59	27.04	6	2.09	-0.80	2.12	-0.83	104
Year ended 6-30-2013	8.34	16.16	5	2.18	-0.24	2.21	-0.27	87
Year ended 6-30-2012	7.19	-1.37	5	2.22	-1.13	2.26	-1.17	58
Class Y Shares								
Six-month period ended								
12-31-2016 (unaudited)	9.31	4.72	279	0.87[4]	0.69[4]	0.91[4]	0.65[4]	46
Year ended 6-30-2016	9.32	-3.81	280	0.83	0.75	0.86	0.72	102
Year ended 6-30-2015	11.26	12.48	5	0.84	0.56	0.87	0.53	113
Year ended 6-30-2014	11.80	28.52	4	0.86	0.43	0.89	0.40	104
Year ended 6-30-2013	9.23	17.65	3	0.86	1.09	0.90	1.05	87
Year ended 6-30-2012	7.90	-0.05	4	0.86	0.22	0.90	0.18	58

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

ASSET STRATEGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2016 (unaudited)	$ 7.94	$ 0.02	$(0.03)	$ (0.01)	$ —	$ —	$ —
Year ended 6-30-2016	8.88	0.02	(0.96)	(0.94)	—	—	—
Year ended 6-30-2015	11.66	0.08	(0.58)	(0.50)	(0.08)	(2.20)	(2.28)
Year ended 6-30-2014	10.21	0.09	1.91	2.00	(0.05)	(0.50)	(0.55)
Year ended 6-30-2013	8.96	0.13	1.34	1.47	(0.22)	—	(0.22)
Year ended 6-30-2012	9.98	0.10	(1.02)	(0.92)	(0.10)	—	(0.10)
Class B Shares[5]							
Six-month period ended							
12-31-2016 (unaudited)	7.53	(0.02)	(0.02)	(0.04)	—	—	—
Year ended 6-30-2016	8.52	(0.07)	(0.92)	(0.99)	—	—	—
Year ended 6-30-2015	11.30	(0.02)	(0.56)	(0.58)	—*	(2.20)	(2.20)
Year ended 6-30-2014	9.96	(0.02)	1.86	1.84	—	(0.50)	(0.50)
Year ended 6-30-2013	8.72	0.03	1.30	1.33	(0.09)	—	(0.09)
Year ended 6-30-2012	9.71	0.00	(0.97)	(0.97)	(0.02)	—	(0.02)
Class C Shares							
Six-month period ended							
12-31-2016 (unaudited)	7.60	(0.01)	(0.03)	(0.04)	—	—	—
Year ended 6-30-2016	8.57	(0.05)	(0.92)	(0.97)	—	—	—
Year ended 6-30-2015	11.36	0.00	(0.57)	(0.57)	(0.02)	(2.20)	(2.22)
Year ended 6-30-2014	9.99	0.00	1.87	1.87	—	(0.50)	(0.50)
Year ended 6-30-2013	8.75	0.05	1.30	1.35	(0.11)	—	(0.11)
Year ended 6-30-2012	9.74	0.02	(0.98)	(0.96)	(0.03)	—	(0.03)
Class Y Shares							
Six-month period ended							
12-31-2016 (unaudited)	8.01	0.03	(0.02)	0.01	—	—	—
Year ended 6-30-2016	8.94	0.05	(0.98)	(0.93)	—	—	—
Year ended 6-30-2015	11.71	0.11	(0.58)	(0.47)	(0.10)	(2.20)	(2.30)
Year ended 6-30-2014	10.25	0.14	1.90	2.04	(0.08)	(0.50)	(0.58)
Year ended 6-30-2013	9.01	0.15	1.35	1.50	(0.26)	—	(0.26)
Year ended 6-30-2012	10.03	0.12	(1.01)	(0.89)	(0.13)	—	(0.13)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2016 (unaudited)	$ 7.93	-0.13%	$ 1,143	1.26%[4]	0.45%[4]	1.26%[4]	0.45%[4]	37%
Year ended 6-30-2016	7.94	-10.59	1,370	1.16	0.25	1.16	0.25	64
Year ended 6-30-2015	8.88	-4.46	3,023	1.10	0.80	1.10	0.80	69
Year ended 6-30-2014	11.66	19.69	3,461	1.10	0.82	1.10	0.82	83
Year ended 6-30-2013	10.21	16.50	2,933	1.15	1.33	1.16	1.32	50
Year ended 6-30-2012	8.96	-9.16	2,665	1.17	1.06	1.17	1.06	53
Class B Shares[5]								
Six-month period ended								
12-31-2016 (unaudited)	7.49	-0.53	13	2.33[4]	-0.62[4]	2.41[4]	-0.70[4]	37
Year ended 6-30-2016	7.53	-11.62	17	2.25	-0.85	2.25	-0.85	64
Year ended 6-30-2015	8.52	-5.40	30	2.11	-0.21	2.11	-0.21	69
Year ended 6-30-2014	11.30	18.55	46	2.08	-0.19	2.08	-0.19	83
Year ended 6-30-2013	9.96	15.29	52	2.14	0.34	2.15	0.33	50
Year ended 6-30-2012	8.72	-9.98	59	2.13	0.04	2.13	0.04	53
Class C Shares								
Six-month period ended								
12-31-2016 (unaudited)	7.56	-0.53	29	2.06[4]	-0.35[4]	2.10[4]	-0.39[4]	37
Year ended 6-30-2016	7.60	-11.32	34	2.01	-0.61	2.01	-0.61	64
Year ended 6-30-2015	8.57	-5.29	52	1.95	-0.04	1.95	-0.04	69
Year ended 6-30-2014	11.36	18.80	68	1.92	-0.01	1.92	-0.01	83
Year ended 6-30-2013	9.99	15.48	66	1.97	0.51	1.98	0.50	50
Year ended 6-30-2012	8.75	-9.86	67	1.99	0.21	1.99	0.21	53
Class Y Shares								
Six-month period ended								
12-31-2016 (unaudited)	8.02	0.12	693	0.93[4]	0.78[4]	0.93[4]	0.78[4]	37
Year ended 6-30-2016	8.01	-10.40	805	0.83	0.63	0.83	0.63	64
Year ended 6-30-2015	8.94	-4.16	64	0.82	1.10	0.82	1.10	69
Year ended 6-30-2014	11.71	20.04	79	0.82	1.21	0.82	1.21	83
Year ended 6-30-2013	10.25	16.82	60	0.84	1.47	0.85	1.46	50
Year ended 6-30-2012	9.01	-8.82	54	0.85	1.28	0.85	1.28	53

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

CONTINENTAL INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2016 (unaudited)	$ 9.33	$ 0.07	$ 0.14	$ 0.21	$(0.09)	$(0.23)	$(0.32)
Year ended 6-30-2016	10.44	0.13	(0.36)	(0.23)	(0.11)	(0.77)	(0.88)
Year ended 6-30-2015	10.55	0.09	0.28	0.37	(0.07)	(0.41)	(0.48)
Year ended 6-30-2014	9.33	0.08	1.69	1.77	(0.07)	(0.48)	(0.55)
Year ended 6-30-2013	8.70	0.11	1.04	1.15	(0.11)	(0.41)	(0.52)
Year ended 6-30-2012	8.70	0.10	0.18	0.28	(0.11)	(0.17)	(0.28)
Class B Shares[5]							
Six-month period ended							
12-31-2016 (unaudited)	9.19	0.02	0.14	0.16	(0.03)	(0.23)	(0.26)
Year ended 6-30-2016	10.30	0.02	(0.36)	(0.34)	(0.02)	(0.75)	(0.77)
Year ended 6-30-2015	10.46	(0.02)	0.27	0.25	—	(0.41)	(0.41)
Year ended 6-30-2014	9.27	(0.03)	1.69	1.66	—	(0.47)	(0.47)
Year ended 6-30-2013	8.67	0.01	1.02	1.03	(0.03)	(0.40)	(0.43)
Year ended 6-30-2012	8.68	0.01	0.17	0.18	(0.02)	(0.17)	(0.19)
Class C Shares							
Six-month period ended							
12-31-2016 (unaudited)	9.26	0.03	0.15	0.18	(0.04)	(0.23)	(0.27)
Year ended 6-30-2016	10.38	0.04	(0.36)	(0.32)	(0.03)	(0.77)	(0.80)
Year ended 6-30-2015	10.51	0.00	0.28	0.28	—	(0.41)	(0.41)
Year ended 6-30-2014	9.30	(0.01)	1.70	1.69	—	(0.48)	(0.48)
Year ended 6-30-2013	8.68	0.03	1.04	1.07	(0.04)	(0.41)	(0.45)
Year ended 6-30-2012	8.69	0.02	0.17	0.19	(0.03)	(0.17)	(0.20)
Class Y Shares							
Six-month period ended							
12-31-2016 (unaudited)	9.33	0.08	0.15	0.23	(0.10)	(0.23)	(0.33)
Year ended 6-30-2016	10.45	0.06	(0.27)	(0.21)	(0.14)	(0.77)	(0.91)
Year ended 6-30-2015	10.56	0.12	0.28	0.40	(0.10)	(0.41)	(0.51)
Year ended 6-30-2014	9.33	0.10	1.71	1.81	(0.10)	(0.48)	(0.58)
Year ended 6-30-2013	8.70	0.13	1.04	1.17	(0.13)	(0.41)	(0.54)
Year ended 6-30-2012	8.70	0.13	0.17	0.30	(0.13)	(0.17)	(0.30)

(1)Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2016 (unaudited)	$ 9.22	2.18%	$ 854	1.12%[4]	1.49%[4]	1.14%[4]	1.47%[4]	25%
Year ended 6-30-2016	9.33	-2.29	879	1.15	1.30	1.16	1.29	51
Year ended 6-30-2015	10.44	3.62	1,502	1.14	0.87	1.15	0.86	38
Year ended 6-30-2014	10.55	19.49	1,302	1.16	0.75	1.18	0.73	34
Year ended 6-30-2013	9.33	13.72	840	1.18	1.19	1.20	1.17	49
Year ended 6-30-2012	8.70	3.42	636	1.20	1.18	1.22	1.16	37
Class B Shares[5]								
Six-month period ended								
12-31-2016 (unaudited)	9.09	1.63	3	2.28[4]	0.33[4]	2.34[4]	0.27[4]	25
Year ended 6-30-2016	9.19	-3.46	4	2.26	0.19	2.27	0.18	51
Year ended 6-30-2015	10.30	2.49	5	2.21	-0.21	2.22	-0.22	38
Year ended 6-30-2014	10.46	18.24	5	2.27	-0.35	2.29	-0.37	34
Year ended 6-30-2013	9.27	12.50	6	2.34	0.06	2.36	0.04	49
Year ended 6-30-2012	8.67	2.21	6	2.32	0.06	2.34	0.04	37
Class C Shares								
Six-month period ended								
12-31-2016 (unaudited)	9.17	1.84	15	1.99[4]	0.62[4]	2.01[4]	0.60[4]	25
Year ended 6-30-2016	9.26	-3.20	15	2.00	0.45	2.01	0.44	51
Year ended 6-30-2015	10.38	2.77	16	1.98	0.03	1.99	0.02	38
Year ended 6-30-2014	10.51	18.59	16	2.00	-0.08	2.02	-0.10	34
Year ended 6-30-2013	9.30	12.74	10	2.06	0.32	2.08	0.30	49
Year ended 6-30-2012	8.68	2.38	7	2.11	0.28	2.13	0.26	37
Class Y Shares								
Six-month period ended								
12-31-2016 (unaudited)	9.23	2.40	631	0.88[4]	1.74[4]	0.90[4]	1.72[4]	25
Year ended 6-30-2016	9.33	-2.11	636	0.84	0.94	0.85	0.93	51
Year ended 6-30-2015	10.45	3.91	5	0.86	1.13	0.87	1.12	38
Year ended 6-30-2014	10.56	19.92	7	0.88	1.04	0.90	1.02	34
Year ended 6-30-2013	9.33	14.04	6	0.89	1.49	0.91	1.47	49
Year ended 6-30-2012	8.70	3.74	4	0.89	1.57	0.91	1.55	37

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

CORE INVESTMENT FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2016 (unaudited)	$6.09	$ 0.01	$0.25	$0.26	$(0.03)	$(0.30)	$(0.33)
Year ended 6-30-2016	7.13	0.02	(0.16)	(0.14)	(0.01)	(0.89)	(0.90)
Year ended 6-30-2015	7.72	0.02	0.26	0.28	(0.02)	(0.85)	(0.87)
Year ended 6-30-2014	7.02	0.03	1.77	1.80	(0.03)	(1.07)	(1.10)
Year ended 6-30-2013	6.30	0.04	1.12	1.16	(0.03)	(0.41)	(0.44)
Year ended 6-30-2012	6.49	0.02	0.11	0.13	(0.02)	(0.30)	(0.32)
Class B Shares[5]							
Six-month period ended							
12-31-2016 (unaudited)	5.06	(0.02)	0.21	0.19	—	(0.30)	(0.30)
Year ended 6-30-2016	6.08	(0.05)	(0.14)	(0.19)	—	(0.83)	(0.83)
Year ended 6-30-2015	6.71	(0.06)	0.22	0.16	—	(0.79)	(0.79)
Year ended 6-30-2014	6.23	(0.05)	1.55	1.50	—	(1.02)	(1.02)
Year ended 6-30-2013	5.66	(0.04)	1.01	0.97	—	(0.40)	(0.40)
Year ended 6-30-2012	5.92	(0.05)	0.09	0.04	—	(0.30)	(0.30)
Class C Shares							
Six-month period ended							
12-31-2016 (unaudited)	5.19	(0.01)	0.20	0.19	—	(0.30)	(0.30)
Year ended 6-30-2016	6.21	(0.04)	(0.14)	(0.18)	—	(0.84)	(0.84)
Year ended 6-30-2015	6.83	(0.04)	0.22	0.18	—	(0.80)	(0.80)
Year ended 6-30-2014	6.33	(0.04)	1.58	1.54	—	(1.04)	(1.04)
Year ended 6-30-2013	5.74	(0.03)	1.02	0.99	—	(0.40)	(0.40)
Year ended 6-30-2012	5.98	(0.04)	0.10	0.06	—	(0.30)	(0.30)
Class Y Shares							
Six-month period ended							
12-31-2016 (unaudited)	6.12	0.02	0.25	0.27	(0.04)	(0.30)	(0.34)
Year ended 6-30-2016	7.17	0.04	(0.18)	(0.14)	(0.02)	(0.89)	(0.91)
Year ended 6-30-2015	7.76	0.04	0.26	0.30	(0.04)	(0.85)	(0.89)
Year ended 6-30-2014	7.05	0.05	1.78	1.83	(0.05)	(1.07)	(1.12)
Year ended 6-30-2013	6.32	0.06	1.13	1.19	(0.05)	(0.41)	(0.46)
Year ended 6-30-2012	6.51	0.04	0.10	0.14	(0.03)	(0.30)	(0.33)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2016 (unaudited)	$6.02	4.17%	$ 2,731	1.04%[4]	0.43%[4]	1.05%[4]	0.42%[4]	52%
Year ended 6-30-2016	6.09	-2.06	2,777	1.04	0.26	1.05	0.25	52
Year ended 6-30-2015	7.13	3.89	4,313	1.02	0.28	1.03	0.27	64
Year ended 6-30-2014	7.72	27.42	4,296	1.04	0.39	1.06	0.37	52
Year ended 6-30-2013	7.02	19.22	3,354	1.09	0.56	1.11	0.54	68
Year ended 6-30-2012	6.30	2.68	2,867	1.12	0.32	1.15	0.29	58
Class B Shares[5]								
Six-month period ended								
12-31-2016 (unaudited)	4.95	3.65	7	2.23[4]	-0.78 [4]	2.28[4]	-0.83[4]	52
Year ended 6-30-2016	5.06	-3.32	8	2.21	-0.93	2.22	-0.94	52
Year ended 6-30-2015	6.08	2.64	12	2.17	-0.88	2.18	-0.89	64
Year ended 6-30-2014	6.71	25.88	15	2.21	-0.78	2.22	-0.79	52
Year ended 6-30-2013	6.23	17.90	15	2.34	-0.68	2.36	-0.70	68
Year ended 6-30-2012	5.66	1.26	17	2.38	-0.93	2.40	-0.95	58
Class C Shares								
Six-month period ended								
12-31-2016 (unaudited)	5.08	3.56	20	2.00[4]	-0.53[4]	2.02[4]	-0.55[4]	52
Year ended 6-30-2016	5.19	-3.05	20	2.00	-0.71	2.01	-0.72	52
Year ended 6-30-2015	6.21	2.94	22	1.96	-0.66	1.97	-0.67	64
Year ended 6-30-2014	6.83	26.08	22	1.99	-0.56	2.00	-0.57	52
Year ended 6-30-2013	6.33	18.15	17	2.07	-0.41	2.09	-0.43	68
Year ended 6-30-2012	5.74	1.60	14	2.11	-0.67	2.13	-0.69	58
Class Y Shares								
Six-month period ended								
12-31-2016 (unaudited)	6.05	4.39	1,062	0.82[4]	0.65[4]	0.82[4]	0.65[4]	52
Year ended 6-30-2016	6.12	-1.96	1,069	0.78	0.60	0.79	0.59	52
Year ended 6-30-2015	7.17	4.12	98	0.78	0.53	0.79	0.52	64
Year ended 6-30-2014	7.76	27.80	87	0.79	0.65	0.80	0.64	52
Year ended 6-30-2013	7.05	19.67	83	0.80	0.85	0.82	0.83	68
Year ended 6-30-2012	6.32	2.82	53	0.82	0.62	0.84	0.60	58

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

DIVIDEND OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2016 (unaudited)	$15.03	$ 0.09	$ 0.55	$ 0.64	$ (0.14)	$ (0.71)	$(0.85)
Year ended 6-30-2016	16.99	0.15	0.02	0.17	(0.15)	(1.98)	(2.13)
Year ended 6-30-2015	19.98	0.20	0.04	0.24	(0.21)	(3.02)	(3.23)
Year ended 6-30-2014	17.17	0.20	3.83	4.03	(0.18)	(1.04)	(1.22)
Year ended 6-30-2013	14.85	0.21	2.31	2.52	(0.20)	—	(0.20)
Year ended 6-30-2012	15.44	0.20	(0.65)	(0.45)	(0.14)	—	(0.14)
Class B Shares[4]							
Six-month period ended							
12-31-2016 (unaudited)	14.56	(0.01)	0.54	0.53	(0.01)	(0.71)	(0.72)
Year ended 6-30-2016	16.56	(0.03)	0.01	(0.02)	—	(1.98)	(1.98)
Year ended 6-30-2015	19.56	0.00*	0.04	0.04	(0.02)	(3.02)	(3.04)
Year ended 6-30-2014	16.88	(0.01)	3.75	3.74	(0.02)	(1.04)	(1.06)
Year ended 6-30-2013	14.64	0.03	2.28	2.31	(0.07)	—	(0.07)
Year ended 6-30-2012	15.25	0.03	(0.60)	(0.57)	(0.04)	—	(0.04)
Class C Shares							
Six-month period ended							
12-31-2016 (unaudited)	14.75	0.03	0.54	0.57	(0.07)	(0.71)	(0.78)
Year ended 6-30-2016	16.70	0.02	0.01	0.03	—	(1.98)	(1.98)
Year ended 6-30-2015	19.67	0.04	0.06	0.10	(0.05)	(3.02)	(3.07)
Year ended 6-30-2014	16.95	0.04	3.77	3.81	(0.05)	(1.04)	(1.09)
Year ended 6-30-2013	14.69	0.07	2.29	2.36	(0.10)	—	(0.10)
Year ended 6-30-2012	15.29	0.07	(0.62)	(0.55)	(0.05)	—	(0.05)
Class Y Shares							
Six-month period ended							
12-31-2016 (unaudited)	15.03	0.11	0.56	0.67	(0.16)	(0.71)	(0.87)
Year ended 6-30-2016	17.00	0.47	(0.26)	0.21	(0.20)	(1.98)	(2.18)
Year ended 6-30-2015	19.99	0.26	0.04	0.30	(0.27)	(3.02)	(3.29)
Year ended 6-30-2014	17.18	0.25	3.83	4.08	(0.23)	(1.04)	(1.27)
Year ended 6-30-2013	14.85	0.28	2.31	2.59	(0.26)	—	(0.26)
Year ended 6-30-2012	15.45	0.26	(0.68)	(0.42)	(0.18)	—	(0.18)

* Not shown due to rounding.

(1)Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Annualized.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Class A Shares						
Six-month period ended						
12-31-2016 (unaudited)	$14.82	4.29%	$328	1.25%[3]	1.17%[3]	37%
Year ended 6-30-2016	15.03	1.26	331	1.25	0.95	40
Year ended 6-30-2015	16.99	1.20	631	1.23	1.08	40
Year ended 6-30-2014	19.98	24.30	698	1.26	1.05	47
Year ended 6-30-2013	17.17	17.11	686	1.29	1.33	36
Year ended 6-30-2012	14.85	-2.55	698	1.32	1.43	43
Class B Shares[4]						
Six-month period ended						
12-31-2016 (unaudited)	14.37	3.64	2	2.48[3]	-0.08[3]	37
Year ended 6-30-2016	14.56	0.06	2	2.41	-0.19	40
Year ended 6-30-2015	16.56	0.11	4	2.33	-0.02	40
Year ended 6-30-2014	19.56	22.91	6	2.39	-0.07	47
Year ended 6-30-2013	16.88	15.81	7	2.48	0.17	36
Year ended 6-30-2012	14.64	-3.71	8	2.47	0.24	43
Class C Shares						
Six-month period ended						
12-31-2016 (unaudited)	14.54	3.88	7	2.08[3]	0.35[3]	37
Year ended 6-30-2016	14.75	0.38	7	2.07	0.15	40
Year ended 6-30-2015	16.70	0.43	8	2.06	0.24	40
Year ended 6-30-2014	19.67	23.20	9	2.11	0.20	47
Year ended 6-30-2013	16.95	16.17	9	2.17	0.46	36
Year ended 6-30-2012	14.69	-3.51	10	2.23	0.49	43
Class Y Shares						
Six-month period ended						
12-31-2016 (unaudited)	14.83	4.51	249	0.93[3]	1.50[3]	37
Year ended 6-30-2016	15.03	1.56	234	0.82	3.92	40
Year ended 6-30-2015	17.00	1.53	5	0.90	1.40	40
Year ended 6-30-2014	19.99	24.68	2	0.95	1.32	47
Year ended 6-30-2013	17.18	17.63	2	0.89	1.71	36
Year ended 6-30-2012	14.85	-2.22	1	0.91	1.84	43

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

ENERGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2016 (unaudited)	$12.55	$(0.05)	$ 2.07	$ 2.02	$—	$—	$—
Year ended 6-30-2016	14.13	(0.05)	(1.53)	(1.58)	—	—	—
Year ended 6-30-2015	18.81	(0.06)	(4.62)	(4.68)	—	—	—
Year ended 6-30-2014	13.72	(0.09)	5.18	5.09	—	—	—
Year ended 6-30-2013	11.21	(0.08)	2.59	2.51	—	—	—
Year ended 6-30-2012	14.38	(0.08)	(3.09)	(3.17)	—	—	—
Class B Shares[4]							
Six-month period ended							
12-31-2016 (unaudited)	11.12	(0.13)	1.82	1.69	—	—	—
Year ended 6-30-2016	12.71	(0.20)	(1.39)	(1.59)	—	—	—
Year ended 6-30-2015	17.13	(0.23)	(4.19)	(4.42)	—	—	—
Year ended 6-30-2014	12.65	(0.25)	4.73	4.48	—	—	—
Year ended 6-30-2013	10.47	(0.22)	2.40	2.18	—	—	—
Year ended 6-30-2012	13.59	(0.22)	(2.90)	(3.12)	—	—	—
Class C Shares							
Six-month period ended							
12-31-2016 (unaudited)	11.57	(0.10)	1.89	1.79	—	—	—
Year ended 6-30-2016	13.12	(0.14)	(1.41)	(1.55)	—	—	—
Year ended 6-30-2015	17.61	(0.18)	(4.31)	(4.49)	—	—	—
Year ended 6-30-2014	12.96	(0.21)	4.86	4.65	—	—	—
Year ended 6-30-2013	10.68	(0.18)	2.46	2.28	—	—	—
Year ended 6-30-2012	13.81	(0.18)	(2.95)	(3.13)	—	—	—
Class Y Shares							
Six-month period ended							
12-31-2016 (unaudited)	13.18	(0.02)	2.16	2.14	—	—	—
Year ended 6-30-2016	14.76	(0.02)	(1.56)	(1.58)	—	—	—
Year ended 6-30-2015	19.55	0.01	(4.80)	(4.79)	—	—	—
Year ended 6-30-2014	14.20	(0.01)	5.36	5.35	—	—	—
Year ended 6-30-2013	11.53	(0.01)	2.68	2.67	—	—	—
Year ended 6-30-2012	14.71	(0.01)	(3.17)	(3.18)	—	—	—

(1)Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Annualized.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Class A Shares						
Six-month period ended						
12-31-2016 (unaudited)	$14.57	16.10%	$ 182	1.55%[3]	-0.75%[3]	18%
Year ended 6-30-2016	12.55	-11.18	158	1.64	-0.39	47
Year ended 6-30-2015	14.13	-24.88	265	1.55	-0.38	24
Year ended 6-30-2014	18.81	37.00	299	1.57	-0.54	43
Year ended 6-30-2013	13.72	22.48	208	1.66	-0.62	22
Year ended 6-30-2012	11.21	-22.05	185	1.68	-0.67	22
Class B Shares[4]						
Six-month period ended						
12-31-2016 (unaudited)	12.81	15.20	1	3.10[3]	-2.28[3]	18
Year ended 6-30-2016	11.12	-12.51	1	3.14	-1.88	47
Year ended 6-30-2015	12.71	-25.80	1	2.81	-1.64	24
Year ended 6-30-2014	17.13	35.41	2	2.78	-1.75	43
Year ended 6-30-2013	12.65	20.82	3	2.93	-1.88	22
Year ended 6-30-2012	10.47	-22.96	3	2.89	-1.89	22
Class C Shares						
Six-month period ended						
12-31-2016 (unaudited)	13.36	15.47	3	2.48[3]	-1.67[3]	18
Year ended 6-30-2016	11.57	-11.81	2	2.58	-1.34	47
Year ended 6-30-2015	13.12	-25.50	3	2.43	-1.25	24
Year ended 6-30-2014	17.61	35.77	4	2.42	-1.40	43
Year ended 6-30-2013	12.96	21.44	3	2.52	-1.47	22
Year ended 6-30-2012	10.68	-22.67	3	2.50	-1.50	22
Class Y Shares						
Six-month period ended						
12-31-2016 (unaudited)	15.32	16.24	94	1.15[3]	-0.35[3]	18
Year ended 6-30-2016	13.18	-10.70	87	1.10	-0.19	47
Year ended 6-30-2015	14.76	-24.50	3	1.09	0.08	24
Year ended 6-30-2014	19.55	37.68	4	1.09	-0.06	43
Year ended 6-30-2013	14.20	23.16	2	1.10	-0.06	22
Year ended 6-30-2012	11.53	-21.62	2	1.11	-0.12	22

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

GLOBAL GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2016 (unaudited)	$10.84	$(0.03)	$ 0.35	$ 0.32	$ —	$ —	$ —
Year ended 6-30-2016	12.34	(0.02)	(0.84)	(0.86)	—	(0.64)	(0.64)
Year ended 6-30-2015	12.93	0.03	(0.13)	(0.10)	(0.05)	(0.44)	(0.49)
Year ended 6-30-2014	10.51	0.08	2.52	2.60	(0.18)	—	(0.18)
Year ended 6-30-2013	9.24	0.09	1.20	1.29	(0.02)	—	(0.02)
Year ended 6-30-2012	10.26	0.08	(0.95)	(0.87)	(0.15)	—	(0.15)
Class B Shares[5]							
Six-month period ended							
12-31-2016 (unaudited)	9.57	(0.10)	0.31	0.21	—	—	—
Year ended 6-30-2016	11.13	(0.18)	(0.74)	(0.92)	—	(0.64)	(0.64)
Year ended 6-30-2015	11.83	(0.14)	(0.12)	(0.26)	—	(0.44)	(0.44)
Year ended 6-30-2014	9.60	(0.08)	2.31	2.23	—	—	—
Year ended 6-30-2013	8.54	(0.06)	1.12	1.06	—	—	—
Year ended 6-30-2012	9.51	(0.06)	(0.88)	(0.94)	(0.03)	—	(0.03)
Class C Shares							
Six-month period ended							
12-31-2016 (unaudited)	10.05	(0.09)	0.33	0.24	—	—	—
Year ended 6-30-2016	11.62	(0.14)	(0.79)	(0.93)	—	(0.64)	(0.64)
Year ended 6-30-2015	12.28	(0.09)	(0.13)	(0.22)	—	(0.44)	(0.44)
Year ended 6-30-2014	9.97	(0.05)	2.40	2.35	(0.04)	—	(0.04)
Year ended 6-30-2013	8.84	(0.02)	1.15	1.13	—	—	—
Year ended 6-30-2012	9.82	(0.02)	(0.90)	(0.92)	(0.06)	—	(0.06)
Class Y Shares							
Six-month period ended							
12-31-2016 (unaudited)	10.91	(0.01)	0.35	0.34	—	—	—
Year ended 6-30-2016	12.37	0.02	(0.84)	(0.82)	—	(0.64)	(0.64)
Year ended 6-30-2015	12.95	0.08	(0.14)	(0.06)	(0.08)	(0.44)	(0.52)
Year ended 6-30-2014	10.52	0.12	2.53	2.65	(0.22)	—	(0.22)
Year ended 6-30-2013	9.26	0.13	1.21	1.34	(0.08)	—	(0.08)
Year ended 6-30-2012	10.29	0.13	(0.97)	(0.84)	(0.19)	—	(0.19)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2016 (unaudited)	$ 11.16	2.95%	$ 337	1.40%[4]	-0.49%[4]	1.41%[4]	-0.50%[4]	56%
Year ended 6-30-2016	10.84	-7.24	348	1.39	-0.19	1.42	-0.22	44
Year ended 6-30-2015	12.34	-0.59	571	1.39	0.24	1.42	0.21	72
Year ended 6-30-2014	12.93	24.81	572	1.42	0.65	1.45	0.62	49
Year ended 6-30-2013	10.51	14.04	464	1.46	0.89	1.49	0.86	44
Year ended 6-30-2012	9.24	-8.39	424	1.50	0.83	1.53	0.80	30
Class B Shares[5]								
Six-month period ended								
12-31-2016 (unaudited)	9.78	2.19	1	2.87[4]	-1.98[4]	3.01[4]	-2.12[4]	56
Year ended 6-30-2016	9.57	-8.60	1	2.85	-1.73	2.88	-1.76	44
Year ended 6-30-2015	11.13	-2.06	1	2.83	-1.27	2.86	-1.30	72
Year ended 6-30-2014	11.83	23.24	2	2.76	-0.77	2.79	-0.80	49
Year ended 6-30-2013	9.60	12.41	2	2.91	-0.63	2.94	-0.66	44
Year ended 6-30-2012	8.54	-9.83	2	2.96	-0.75	2.99	-0.78	30
Class C Shares								
Six-month period ended								
12-31-2016 (unaudited)	10.29	2.39	1	2.54[4]	-1.63[4]	2.55[4]	-1.64[4]	56
Year ended 6-30-2016	10.05	-8.32	1	2.49	-1.34	2.52	-1.37	44
Year ended 6-30-2015	11.62	-1.65	2	2.42	-0.80	2.45	-0.83	72
Year ended 6-30-2014	12.28	23.59	2	2.49	-0.47	2.52	-0.50	49
Year ended 6-30-2013	9.97	12.78	2	2.52	-0.24	2.55	-0.27	44
Year ended 6-30-2012	8.84	-9.38	2	2.55	-0.27	2.58	-0.30	30
Class Y Shares								
Six-month period ended								
12-31-2016 (unaudited)	11.25	3.12	260	1.07[4]	-0.16[4]	1.10[4]	-0.19[4]	56
Year ended 6-30-2016	10.91	-6.89	262	1.03	0.15	1.06	0.12	44
Year ended 6-30-2015	12.37	-0.30	76	1.04	0.63	1.07	0.60	72
Year ended 6-30-2014	12.95	25.45	59	1.05	0.97	1.08	0.94	49
Year ended 6-30-2013	10.52	14.46	55	1.05	1.30	1.08	1.27	44
Year ended 6-30-2012	9.26	-8.06	50	1.06	1.38	1.09	1.35	30

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

NEW CONCEPTS FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2016 (unaudited)	$ 9.36	$ (0.01)	$ 0.38	$ 0.37	$—	$(0.33)	$(0.33)
Year ended 6-30-2016	11.25	(0.03)	(0.81)	(0.84)	—	(1.05)	(1.05)
Year ended 6-30-2015	12.06	(0.06)	0.88	0.82	—	(1.63)	(1.63)
Year ended 6-30-2014	10.93	(0.08)	2.43	2.35	—	(1.22)	(1.22)
Year ended 6-30-2013	9.53	(0.06)	1.87	1.81	—	(0.41)	(0.41)
Year ended 6-30-2012	12.27	(0.08)	(0.67)	(0.75)	—	(1.99)	(1.99)
Class B Shares[5]							
Six-month period ended							
12-31-2016 (unaudited)	6.51	(0.05)	0.26	0.21	—	(0.33)	(0.33)
Year ended 6-30-2016	8.15	(0.10)	(0.58)	(0.68)	—	(0.96)	(0.96)
Year ended 6-30-2015	9.22	(0.14)	0.64	0.50	—	(1.57)	(1.57)
Year ended 6-30-2014	8.65	(0.17)	1.91	1.74	—	(1.17)	(1.17)
Year ended 6-30-2013	7.71	(0.15)	1.50	1.35	—	(0.41)	(0.41)
Year ended 6-30-2012	10.37	(0.16)	(0.59)	(0.75)	—	(1.91)	(1.91)
Class C Shares							
Six-month period ended							
12-31-2016 (unaudited)	6.80	(0.04)	0.27	0.23	—	(0.33)	(0.33)
Year ended 6-30-2016	8.47	(0.09)	(0.61)	(0.70)	—	(0.97)	(0.97)
Year ended 6-30-2015	9.51	(0.13)	0.67	0.54	—	(1.58)	(1.58)
Year ended 6-30-2014	8.89	(0.15)	1.95	1.80	—	(1.18)	(1.18)
Year ended 6-30-2013	7.89	(0.13)	1.54	1.41	—	(0.41)	(0.41)
Year ended 6-30-2012	10.55	(0.15)	(0.59)	(0.74)	—	(1.92)	(1.92)
Class Y Shares							
Six-month period ended							
12-31-2016 (unaudited)	10.48	0.01	0.42	0.43	—	(0.33)	(0.33)
Year ended 6-30-2016	12.46	0.01	(0.90)	(0.89)	—	(1.09)	(1.09)
Year ended 6-30-2015	13.17	(0.03)	0.97	0.94	—	(1.65)	(1.65)
Year ended 6-30-2014	11.82	(0.04)	2.63	2.59	—	(1.24)	(1.24)
Year ended 6-30-2013	10.23	(0.02)	2.02	2.00	—	(0.41)	(0.41)
Year ended 6-30-2012	13.01	(0.05)	(0.70)	(0.75)	—	(2.03)	(2.03)

(1)Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended 12-31-2016 (unaudited)	$ 9.40	3.89%	$1,003	1.32%[4]	-0.17%[4]	1.34%[4]	-0.19%[4]	13%
Year ended 6-30-2016	9.36	-7.25	1,015	1.37	-0.27	1.38	-0.28	40
Year ended 6-30-2015	11.25	7.51	1,816	1.34	-0.53	1.35	-0.54	33
Year ended 6-30-2014	12.06	22.44	1,764	1.36	-0.67	1.37	-0.68	51
Year ended 6-30-2013	10.93	19.55	1,476	1.41	-0.61	1.42	-0.62	38
Year ended 6-30-2012	9.53	-5.52	1,308	1.43	-0.76	1.45	-0.78	48
Class B Shares[5]								
Six-month period ended 12-31-2016 (unaudited)	6.39	3.13	5	2.53[4]	-1.39[4]	2.56[4]	-1.42[4]	13
Year ended 6-30-2016	6.51	-8.22	5	2.53	-1.43	2.54	-1.44	40
Year ended 6-30-2015	8.15	6.28	7	2.47	-1.66	2.48	-1.67	33
Year ended 6-30-2014	9.22	21.04	9	2.50	-1.80	2.51	-1.81	51
Year ended 6-30-2013	8.65	18.30	11	2.62	-1.81	2.63	-1.82	38
Year ended 6-30-2012	7.71	-6.64	13	2.58	-1.91	2.60	-1.93	48
Class C Shares								
Six-month period ended 12-31-2016 (unaudited)	6.70	3.29	8	2.31[4]	-1.16[4]	2.32[4]	-1.17[4]	13
Year ended 6-30-2016	6.80	-8.07	8	2.32	-1.23	2.33	-1.24	40
Year ended 6-30-2015	8.47	6.50	11	2.25	-1.44	2.26	-1.45	33
Year ended 6-30-2014	9.51	21.31	12	2.27	-1.58	2.28	-1.59	51
Year ended 6-30-2013	8.89	18.52	11	2.35	-1.54	2.37	-1.56	38
Year ended 6-30-2012	7.89	-6.44	11	2.38	-1.71	2.40	-1.73	48
Class Y Shares								
Six-month period ended 12-31-2016 (unaudited)	10.58	4.05	573	1.04[4]	0.11[4]	1.06[4]	0.09[4]	13
Year ended 6-30-2016	10.48	-6.91	592	1.02	0.14	1.03	0.13	40
Year ended 6-30-2015	12.46	7.86	89	1.01	-0.21	1.02	-0.22	33
Year ended 6-30-2014	13.17	22.82	83	1.02	-0.32	1.03	-0.33	51
Year ended 6-30-2013	11.82	20.08	80	1.02	-0.22	1.03	-0.23	38
Year ended 6-30-2012	10.23	-5.11	56	1.03	-0.45	1.05	-0.47	48

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

SCIENCE AND TECHNOLOGY FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2016 (unaudited)	$12.22	$(0.04)	$ 1.46	$ 1.42	$—	$ —	$ —
Year ended 6-30-2016	15.70	(0.11)	(2.30)	(2.41)	—	(1.07)	(1.07)
Year ended 6-30-2015	16.85	(0.11)	0.42	0.31	—	(1.46)	(1.46)
Year ended 6-30-2014	13.55	(0.09)	4.75	4.66	—	(1.36)	(1.36)
Year ended 6-30-2013	10.45	(0.08)	3.41	3.33	—	(0.23)	(0.23)
Year ended 6-30-2012	11.06	(0.10)	0.32	0.22	—	(0.83)	(0.83)
Class B Shares[5]							
Six-month period ended							
12-31-2016 (unaudited)	8.52	(0.08)	1.01	0.93	—	—	—
Year ended 6-30-2016	11.42	(0.18)	(1.65)	(1.83)	—	(1.07)	(1.07)
Year ended 6-30-2015	12.78	(0.20)	0.30	0.10	—	(1.46)	(1.46)
Year ended 6-30-2014	10.65	(0.20)	3.69	3.49	—	(1.36)	(1.36)
Year ended 6-30-2013	8.36	(0.17)	2.69	2.52	—	(0.23)	(0.23)
Year ended 6-30-2012	9.03	(0.18)	0.25	0.07	—	(0.74)	(0.74)
Class C Shares							
Six-month period ended							
12-31-2016 (unaudited)	8.68	(0.08)	1.04	0.96	—	—	—
Year ended 6-30-2016	11.60	(0.17)	(1.68)	(1.85)	—	(1.07)	(1.07)
Year ended 6-30-2015	12.95	(0.19)	0.30	0.11	—	(1.46)	(1.46)
Year ended 6-30-2014	10.77	(0.19)	3.73	3.54	—	(1.36)	(1.36)
Year ended 6-30-2013	8.43	(0.16)	2.73	2.57	—	(0.23)	(0.23)
Year ended 6-30-2012	9.10	(0.16)	0.24	0.08	—	(0.75)	(0.75)
Class Y Shares							
Six-month period ended							
12-31-2016 (unaudited)	13.75	(0.03)	1.65	1.62	—	—	—
Year ended 6-30-2016	17.48	(0.06)	(2.60)	(2.66)	—	(1.07)	(1.07)
Year ended 6-30-2015	18.55	(0.07)	0.46	0.39	—	(1.46)	(1.46)
Year ended 6-30-2014	14.76	(0.05)	5.20	5.15	—	(1.36)	(1.36)
Year ended 6-30-2013	11.33	(0.04)	3.70	3.66	—	(0.23)	(0.23)
Year ended 6-30-2012	11.92	(0.07)	0.35	0.28	—	(0.87)	(0.87)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2016 (unaudited)	$13.64	11.62%	$2,443	1.26%[4]	-0.60%[4]	1.26%[4]	-0.60%[4]	11%
Year ended 6-30-2016	12.22	-16.09	2,302	1.27	-0.78	1.28	-0.79	9
Year ended 6-30-2015	15.70	2.28	3,638	1.24	-0.67	1.24	-0.67	29
Year ended 6-30-2014	16.85	35.51	3,736	1.26	-0.58	1.26	-0.58	41
Year ended 6-30-2013	13.55	32.42	2,763	1.32	-0.67	1.33	-0.68	50
Year ended 6-30-2012	10.45	3.40	2,169	1.37	-0.99	1.38	-1.00	42
Class B Shares[5]								
Six-month period ended								
12-31-2016 (unaudited)	9.45	10.92	11	2.40[4]	-1.75[4]	2.43[4]	-1.78[4]	11
Year ended 6-30-2016	8.52	-17.08	11	2.37	-1.89	2.38	-1.90	9
Year ended 6-30-2015	11.42	1.30	18	2.30	-1.73	2.30	-1.73	29
Year ended 6-30-2014	12.78	34.10	23	2.32	-1.66	2.32	-1.66	41
Year ended 6-30-2013	10.65	30.81	23	2.49	-1.84	2.50	-1.85	50
Year ended 6-30-2012	8.36	2.19	23	2.56	-2.17	2.57	-2.18	42
Class C Shares								
Six-month period ended								
12-31-2016 (unaudited)	9.64	11.06	17	2.29[4]	-1.63[4]	2.29[4]	-1.63[4]	11
Year ended 6-30-2016	8.68	-16.99	16	2.28	-1.78	2.29	-1.79	9
Year ended 6-30-2015	11.60	1.36	21	2.20	-1.62	2.20	-1.62	29
Year ended 6-30-2014	12.95	34.20	22	2.19	-1.52	2.19	-1.52	41
Year ended 6-30-2013	10.77	31.15	16	2.31	-1.66	2.32	-1.67	50
Year ended 6-30-2012	8.43	2.31	13	2.38	-1.99	2.39	-2.00	42
Class Y Shares								
Six-month period ended								
12-31-2016 (unaudited)	15.37	11.78	715	1.02[4]	-0.36[4]	1.03[4]	-0.37[4]	11
Year ended 6-30-2016	13.75	-15.87	698	0.99	-0.43	1.00	-0.44	9
Year ended 6-30-2015	17.48	2.51	136	0.99	-0.41	0.99	-0.41	29
Year ended 6-30-2014	18.55	35.93	136	0.99	-0.32	0.99	-0.32	41
Year ended 6-30-2013	14.76	32.81	99	1.01	-0.35	1.02	-0.36	50
Year ended 6-30-2012	11.33	3.71	78	1.03	-0.64	1.04	-0.65	42

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

SMALL CAP FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2016 (unaudited)	$14.68	$(0.06)	$ 1.51	$ 1.45	$—	$ (0.81)	$ (0.81)
Year ended 6-30-2016	17.73	(0.12)	(0.75)	(0.87)	—	(2.18)	(2.18)
Year ended 6-30-2015	17.91	(0.13)	1.41	1.28	—	(1.46)	(1.46)
Year ended 6-30-2014	16.87	(0.19)	3.85	3.66	—	(2.62)	(2.62)
Year ended 6-30-2013	14.70	(0.15)	3.08	2.93	—	(0.76)	(0.76)
Year ended 6-30-2012	17.19	(0.18)	(0.88)	(1.06)	—	(1.43)	(1.43)
Class B Shares[5]							
Six-month period ended							
12-31-2016 (unaudited)	10.78	(0.11)	1.12	1.01	—	(0.81)	(0.81)
Year ended 6-30-2016	13.78	(0.22)	(0.60)	(0.82)	—	(2.18)	(2.18)
Year ended 6-30-2015	14.39	(0.25)	1.10	0.85	—	(1.46)	(1.46)
Year ended 6-30-2014	14.09	(0.31)	3.16	2.85	—	(2.55)	(2.55)
Year ended 6-30-2013	12.54	(0.28)	2.59	2.31	—	(0.76)	(0.76)
Year ended 6-30-2012	15.08	(0.30)	(0.81)	(1.11)	—	(1.43)	(1.43)
Class C Shares							
Six-month period ended							
12-31-2016 (unaudited)	11.58	(0.10)	1.20	1.10	—	(0.81)	(0.81)
Year ended 6-30-2016	14.59	(0.19)	(0.64)	(0.83)	—	(2.18)	(2.18)
Year ended 6-30-2015	15.11	(0.23)	1.17	0.94	—	(1.46)	(1.46)
Year ended 6-30-2014	14.66	(0.28)	3.29	3.01	—	(2.56)	(2.56)
Year ended 6-30-2013	12.97	(0.24)	2.69	2.45	—	(0.76)	(0.76)
Year ended 6-30-2012	15.49	(0.27)	(0.82)	(1.09)	—	(1.43)	(1.43)
Class Y Shares							
Six-month period ended							
12-31-2016 (unaudited)	16.63	(0.05)	1.72	1.67	—	(0.81)	(0.81)
Year ended 6-30-2016	19.71	(0.06)	(0.84)	(0.90)	—	(2.18)	(2.18)
Year ended 6-30-2015	19.71	(0.07)	1.57	1.50	—	(1.50)	(1.50)
Year ended 6-30-2014	18.30	(0.13)	4.20	4.07	—	(2.66)	(2.66)
Year ended 6-30-2013	15.81	(0.09)	3.34	3.25	—	(0.76)	(0.76)
Year ended 6-30-2012	18.28	(0.12)	(0.92)	(1.04)	—	(1.43)	(1.43)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2016 (unaudited)	$15.32	9.71%	$580	1.38%[4]	-0.81%[4]	1.40%[4]	-0.83%[4]	31%
Year ended 6-30-2016	14.68	-4.76	546	1.43	-0.76	1.45	-0.78	42
Year ended 6-30-2015	17.73	7.94	859	1.41	-0.75	1.43	-0.77	42
Year ended 6-30-2014	17.91	22.91	870	1.43	-1.04	1.45	-1.06	47
Year ended 6-30-2013	16.87	21.06	742	1.52	-0.98	1.54	-1.00	40
Year ended 6-30-2012	14.70	-5.14	655	1.54	-1.27	1.56	-1.29	51
Class B Shares[5]								
Six-month period ended								
12-31-2016 (unaudited)	10.98	9.14	4	2.53[4]	-1.97[4]	2.60[4]	-2.04[4]	31
Year ended 6-30-2016	10.78	-5.88	4	2.56	-1.89	2.58	-1.91	42
Year ended 6-30-2015	13.78	6.80	7	2.53	-1.87	2.55	-1.89	42
Year ended 6-30-2014	14.39	21.47	9	2.53	-2.14	2.55	-2.16	47
Year ended 6-30-2013	14.09	19.70	10	2.70	-2.15	2.72	-2.17	40
Year ended 6-30-2012	12.54	-6.26	12	2.70	-2.42	2.72	-2.44	51
Class C Shares								
Six-month period ended								
12-31-2016 (unaudited)	11.87	9.29	8	2.27[4]	-1.70[4]	2.29[4]	-1.72[4]	31
Year ended 6-30-2016	11.58	-5.60	7	2.26	-1.59	2.28	-1.61	42
Year ended 6-30-2015	14.59	7.09	9	2.24	-1.58	2.26	-1.60	42
Year ended 6-30-2014	15.11	21.82	10	2.25	-1.86	2.27	-1.88	47
Year ended 6-30-2013	14.66	20.14	10	2.34	-1.80	2.36	-1.82	40
Year ended 6-30-2012	12.97	-5.95	10	2.37	-2.09	2.39	-2.11	51
Class Y Shares								
Six-month period ended								
12-31-2016 (unaudited)	17.49	9.90	248	1.08[4]	-0.52[4]	1.09[4]	-0.53[4]	31
Year ended 6-30-2016	16.63	-4.42	245	1.03	-0.37	1.05	-0.39	42
Year ended 6-30-2015	19.71	8.37	24	1.03	-0.36	1.05	-0.38	42
Year ended 6-30-2014	19.71	23.39	19	1.04	-0.66	1.06	-0.68	47
Year ended 6-30-2013	18.30	21.62	34	1.05	-0.52	1.07	-0.54	40
Year ended 6-30-2012	15.81	-4.70	26	1.05	-0.77	1.07	-0.79	51

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

TAX-MANAGED EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2016 (unaudited)	$16.67	$ (0.01)	$ 0.30	$ 0.29	$ —	$(0.42)	$(0.42)
Year ended 6-30-2016	18.61	(0.04)	(0.45)	(0.49)	—	(1.45)	(1.45)
Year ended 6-30-2015	17.66	0.00	2.21	2.21	—*	(1.26)	(1.26)
Year ended 6-30-2014	14.70	0.01	4.43	4.44	(0.01)	(1.47)	(1.48)
Year ended 6-30-2013	13.14	0.06	1.90	1.96	(0.05)	(0.35)	(0.40)
Year ended 6-30-2012	13.10	(0.01)	0.05	0.04	—	—	—
Class B Shares[5]							
Six-month period ended							
12-31-2016 (unaudited)	14.20	(0.09)	0.25	0.16	—	(0.42)	(0.42)
Year ended 6-30-2016	16.06	(0.19)	(0.38)	(0.57)	—	(1.29)	(1.29)
Year ended 6-30-2015	15.55	(0.15)	1.92	1.77	—	(1.26)	(1.26)
Year ended 6-30-2014	13.09	(0.13)	3.92	3.79	—	(1.33)	(1.33)
Year ended 6-30-2013	11.82	(0.07)	1.69	1.62	—	(0.35)	(0.35)
Year ended 6-30-2012	11.90	(0.12)	0.04	(0.08)	—	—	—
Class C Shares							
Six-month period ended							
12-31-2016 (unaudited)	14.20	(0.07)	0.26	0.19	—	(0.42)	(0.42)
Year ended 6-30-2016	16.06	(0.16)	(0.39)	(0.55)	—	(1.31)	(1.31)
Year ended 6-30-2015	15.54	(0.13)	1.91	1.78	—	(1.26)	(1.26)
Year ended 6-30-2014	13.08	(0.12)	3.94	3.82	—	(1.36)	(1.36)
Year ended 6-30-2013	11.80	(0.06)	1.69	1.63	—	(0.35)	(0.35)
Year ended 6-30-2012	11.87	(0.11)	0.04	(0.07)	—	—	—
Class Y Shares							
Six-month period ended							
12-31-2016 (unaudited)	16.68	0.00*	0.30	0.30	—	(0.42)	(0.42)
Year ended 6-30-2016[6]	16.92	0.00*	(0.24)	(0.24)	—	—	—

* Not shown due to rounding.

(1)Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(6) For the period from June 10, 2016 (commencement of operations of the class) through June 30, 2016.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended June 30, 2016.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2016 (unaudited)	$16.54	1.73%	$202	1.06%[4]	-0.11%[4]	1.07%[4]	-0.12%[4]	23%
Year ended 6-30-2016	16.67	-2.94	212	1.07	-0.25	1.08	-0.26	39
Year ended 6-30-2015	18.61	13.14	360	1.06	0.02	1.08	0.00	43
Year ended 6-30-2014	17.66	31.22	305	1.08	0.06	1.09	0.05	30
Year ended 6-30-2013	14.70	15.26	233	1.12	0.42	1.14	0.40	42
Year ended 6-30-2012	13.14	0.31	203	1.14	-0.06	1.15	-0.07	37
Class B Shares[5]								
Six-month period ended								
12-31-2016 (unaudited)	13.94	1.18	—*	2.19[4]	-1.27[4]	—	—	23
Year ended 6-30-2016	14.20	-3.89	—*	2.11	-1.29	—	—	39
Year ended 6-30-2015	16.06	12.02	—*	2.05	-0.97	—	—	43
Year ended 6-30-2014	15.55	29.98	1	2.06	-0.92	—	—	30
Year ended 6-30-2013	13.09	14.02	1	2.16	-0.60	—	—	42
Year ended 6-30-2012	11.82	-0.67	1	2.14	-1.06	—	—	37
Class C Shares								
Six-month period ended								
12-31-2016 (unaudited)	13.97	1.32	5	1.95[4]	-1.00[4]	—	—	23
Year ended 6-30-2016	14.20	-3.76	6	1.94	-1.11	—	—	39
Year ended 6-30-2015	16.06	12.10	5	1.93	-0.85	—	—	43
Year ended 6-30-2014	15.54	30.09	4	1.95	-0.81	—	—	30
Year ended 6-30-2013	13.08	14.21	3	2.03	-0.49	—	—	42
Year ended 6-30-2012	11.80	-0.59	3	2.06	-0.98	—	—	37
Class Y Shares								
Six-month period ended								
12-31-2016 (unaudited)	16.56	1.79	154	0.90[4]	0.05[4]	—	—	23
Year ended 6-30-2016 [6]	16.68	-1.42	162	0.74[4]	0.21[4]	—	—	39[7]

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2016 (unaudited)	$13.28	$ 0.10	$ 1.64	$ 1.74	$(0.38)	$ —	$(0.38)
Year ended 6-30-2016	16.32	0.12	(0.97)	(0.85)	(0.05)	(2.14)	(2.19)
Year ended 6-30-2015	17.45	0.09	0.54	0.63	(0.05)	(1.71)	(1.76)
Year ended 6-30-2014	15.14	0.07	3.13	3.20	(0.04)	(0.85)	(0.89)
Year ended 6-30-2013	11.91	0.11	3.27	3.38	(0.15)	—	(0.15)
Year ended 6-30-2012	12.55	0.11	(0.64)	(0.53)	(0.11)	—	(0.11)
Class B Shares[5]							
Six-month period ended							
12-31-2016 (unaudited)	12.34	0.01	1.51	1.52	(0.22)	—	(0.22)
Year ended 6-30-2016	15.31	(0.05)	(0.91)	(0.96)	—	(2.01)	(2.01)
Year ended 6-30-2015	16.48	(0.11)	0.52	0.41	—	(1.58)	(1.58)
Year ended 6-30-2014	14.40	(0.12)	2.98	2.86	—	(0.78)	(0.78)
Year ended 6-30-2013	11.35	(0.05)	3.11	3.06	(0.01)	—	(0.01)
Year ended 6-30-2012	12.01	(0.02)	(0.62)	(0.64)	(0.02)	—	(0.02)
Class C Shares							
Six-month period ended							
12-31-2016 (unaudited)	12.59	0.03	1.55	1.58	(0.26)	—	(0.26)
Year ended 6-30-2016	15.57	0.00*	(0.93)	(0.93)	—	(2.05)	(2.05)
Year ended 6-30-2015	16.73	(0.06)	0.52	0.46	—	(1.62)	(1.62)
Year ended 6-30-2014	14.59	(0.08)	3.02	2.94	—	(0.80)	(0.80)
Year ended 6-30-2013	11.48	(0.01)	3.16	3.15	(0.04)	—	(0.04)
Year ended 6-30-2012	12.13	0.01	(0.63)	(0.62)	(0.03)	—	(0.03)
Class Y Shares							
Six-month period ended							
12-31-2016 (unaudited)	13.35	0.12	1.65	1.77	(0.42)	—	(0.42)
Year ended 6-30-2016	16.40	0.46	(1.27)	(0.81)	(0.07)	(2.17)	(2.24)
Year ended 6-30-2015	17.53	0.15	0.54	0.69	(0.11)	(1.71)	(1.82)
Year ended 6-30-2014	15.21	0.12	3.14	3.26	(0.10)	(0.84)	(0.94)
Year ended 6-30-2013	11.96	0.17	3.28	3.45	(0.20)	—	(0.20)
Year ended 6-30-2012	12.64	0.17	(0.66)	(0.49)	(0.19)	—	(0.19)

* Not shown due to rounding.

(1)Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2016 (unaudited)	$14.64	13.06%	$337	1.22%[4]	1.39%[4]	1.25%[4]	1.36%[4]	24%
Year ended 6-30-2016	13.28	-5.49	304	1.24	0.83	1.25	0.82	50
Year ended 6-30-2015	16.32	3.75	891	1.22	0.52	1.23	0.51	80
Year ended 6-30-2014	17.45	21.77	867	1.25	0.41	1.26	0.40	72
Year ended 6-30-2013	15.14	28.58	646	1.32	0.80	1.33	0.79	62
Year ended 6-30-2012	11.91	-4.12	473	1.39	0.98	1.40	0.97	70
Class B Shares[5]								
Six-month period ended								
12-31-2016 (unaudited)	13.64	12.33	2	2.49[4]	0.11[4]	2.57[4]	0.03[4]	24
Year ended 6-30-2016	12.34	-6.65	2	2.46	-0.37	2.47	-0.38	50
Year ended 6-30-2015	15.31	2.53	3	2.38	-0.66	2.39	-0.67	80
Year ended 6-30-2014	16.48	20.37	4	2.40	-0.75	2.41	-0.76	72
Year ended 6-30-2013	14.40	27.12	5	2.54	-0.38	2.55	-0.39	62
Year ended 6-30-2012	11.35	-5.34	6	2.60	-0.23	2.61	-0.24	70
Class C Shares								
Six-month period ended								
12-31-2016 (unaudited)	13.91	12.56	5	2.12[4]	0.49[4]	2.12[4]	0.49[4]	24
Year ended 6-30-2016	12.59	-6.28	4	2.11	0.01	2.12	0.00	50
Year ended 6-30-2015	15.57	2.81	6	2.09	-0.36	2.10	-0.37	80
Year ended 6-30-2014	16.73	20.76	7	2.13	-0.48	2.14	-0.49	72
Year ended 6-30-2013	14.59	27.46	6	2.23	-0.10	2.24	-0.11	62
Year ended 6-30-2012	11.48	-5.09	6	2.32	0.06	2.33	0.05	70
Class Y Shares								
Six-month period ended								
12-31-2016 (unaudited)	14.70	13.26	469	0.92[4]	1.69[4]	0.92[4]	1.69[4]	24
Year ended 6-30-2016	13.35	-5.19	436	0.88	3.83	0.89	3.82	50
Year ended 6-30-2015	16.40	4.07	16	0.89	0.86	0.90	0.85	80
Year ended 6-30-2014	17.53	22.17	11	0.90	0.75	0.91	0.74	72
Year ended 6-30-2013	15.21	29.19	9	0.91	1.26	0.92	1.25	62
Year ended 6-30-2012	11.96	-3.75	3	0.93	1.44	0.94	1.43	70

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

VANGUARD FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2016 (unaudited)	$ 9.23	$ 0.01	$ 0.51	$ 0.52	$ —	$(0.63)	$(0.63)
Year ended 6-30-2016	10.48	0.00*	(0.26)	(0.26)	—	(0.99)	(0.99)
Year ended 6-30-2015	10.39	(0.03)	1.26	1.23	—*	(1.14)	(1.14)
Year ended 6-30-2014	9.50	0.00*	2.62	2.62	—*	(1.73)	(1.73)
Year ended 6-30-2013	8.78	0.02	1.10	1.12	(0.01)	(0.39)	(0.40)
Year ended 6-30-2012	8.57	(0.01)	0.22	0.21	—	—	—
Class B Shares[5]							
Six-month period ended							
12-31-2016 (unaudited)	6.68	(0.04)	0.38	0.34	—	(0.60)	(0.60)
Year ended 6-30-2016	7.90	(0.09)	(0.18)	(0.27)	—	(0.95)	(0.95)
Year ended 6-30-2015	8.15	(0.11)	0.96	0.85	—	(1.10)	(1.10)
Year ended 6-30-2014	7.81	(0.10)	2.13	2.03	—	(1.69)	(1.69)
Year ended 6-30-2013	7.37	(0.08)	0.91	0.83	—	(0.39)	(0.39)
Year ended 6-30-2012	7.28	(0.10)	0.19	0.09	—	—	—
Class C Shares							
Six-month period ended							
12-31-2016 (unaudited)	6.88	(0.03)	0.38	0.35	—	(0.60)	(0.60)
Year ended 6-30-2016	8.09	(0.07)	(0.19)	(0.26)	—	(0.95)	(0.95)
Year ended 6-30-2015	8.31	(0.10)	0.98	0.88	—	(1.10)	(1.10)
Year ended 6-30-2014	7.93	(0.08)	2.15	2.07	—	(1.69)	(1.69)
Year ended 6-30-2013	7.45	(0.06)	0.93	0.87	—	(0.39)	(0.39)
Year ended 6-30-2012	7.35	(0.09)	0.19	0.10	—	—	—
Class Y Shares							
Six-month period ended							
12-31-2016 (unaudited)	9.84	0.02	0.55	0.57	—	(0.64)	(0.64)
Year ended 6-30-2016	11.09	0.03	(0.27)	(0.24)	—	(1.01)	(1.01)
Year ended 6-30-2015	10.94	0.00*	1.32	1.32	(0.02)	(1.15)	(1.17)
Year ended 6-30-2014	9.91	0.03	2.75	2.78	(0.02)	(1.73)	(1.75)
Year ended 6-30-2013	9.13	0.05	1.15	1.20	(0.03)	(0.39)	(0.42)
Year ended 6-30-2012	8.88	0.02	0.23	0.25	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2016 (unaudited)	$ 9.12	5.54%	$1,028	1.12%[4]	0.11%[4]	1.13%[4]	0.10%[4]	24%
Year ended 6-30-2016	9.23	-2.91	1,032	1.13	-0.04	1.15	-0.06	46
Year ended 6-30-2015	10.48	12.53	1,432	1.13	-0.25	1.15	-0.27	36
Year ended 6-30-2014	10.39	29.25	1,364	1.17	0.02	1.19	0.00	43
Year ended 6-30-2013	9.50	13.29	1,273	1.21	0.24	1.23	0.22	78
Year ended 6-30-2012	8.78	2.45	1,260	1.22	-0.13	1.24	-0.15	46
Class B Shares[5]								
Six-month period ended								
12-31-2016 (unaudited)	6.42	5.01	3	2.29[4]	-1.08[4]	2.33[4]	-1.12[4]	24
Year ended 6-30-2016	6.68	-4.04	4	2.32	-1.25	2.34	-1.27	46
Year ended 6-30-2015	7.90	11.13	5	2.28	-1.40	2.30	-1.42	36
Year ended 6-30-2014	8.15	27.74	6	2.37	-1.19	2.39	-1.21	43
Year ended 6-30-2013	7.81	11.78	7	2.50	-1.06	2.52	-1.08	78
Year ended 6-30-2012	7.37	1.24	9	2.50	-1.40	2.52	-1.42	46
Class C Shares								
Six-month period ended								
12-31-2016 (unaudited)	6.63	5.01	7	2.10[4]	-0.87[4]	2.12[4]	-0.89[4]	24
Year ended 6-30-2016	6.88	-3.79	6	2.09	-1.06	2.11	-1.08	46
Year ended 6-30-2015	8.09	11.40	6	2.08	-1.20	2.10	-1.22	36
Year ended 6-30-2014	8.31	27.91	6	2.16	-0.98	2.18	-1.00	43
Year ended 6-30-2013	7.93	12.20	6	2.26	-0.81	2.28	-0.83	78
Year ended 6-30-2012	7.45	1.36	6	2.31	-1.22	2.33	-1.24	46
Class Y Shares								
Six-month period ended								
12-31-2016 (unaudited)	9.77	5.72	478	0.87[4]	0.37[4]	0.90[4]	0.34[4]	24
Year ended 6-30-2016	9.84	-2.59	469	0.85	0.26	0.87	0.24	46
Year ended 6-30-2015	11.09	12.76	92	0.85	0.02	0.87	0.00	36
Year ended 6-30-2014	10.94	29.65	86	0.86	0.33	0.88	0.31	43
Year ended 6-30-2013	9.91	13.64	80	0.86	0.57	0.88	0.55	78
Year ended 6-30-2012	9.13	2.82	83	0.86	0.20	0.88	0.18	46

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Waddell & Reed Advisors Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Asset Strategy Fund, Waddell & Reed Advisors Continental Income Fund, Waddell & Reed Advisors Core Investment Fund, Waddell & Reed Advisors Dividend Opportunities Fund, Waddell & Reed Advisors Energy Fund, Waddell & Reed Advisors Global Growth, Waddell & Reed Advisors New Concepts Fund, Waddell & Reed Advisors Science and Technology Fund, Waddell & Reed Advisors Small Cap Fund, Waddell & Reed Advisors Tax-Managed Equity Fund, Waddell & Reed Advisors Value Fund and Waddell & Reed Advisors Vanguard Fund (each, a "Fund") are 13 series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Prospectus and Statement of Additional Information ("SAI"). The investment manager to each Fund is Waddell & Reed Investment Management Company ("WRIMCO" or the "Manager").

Each Fund offers Class A, Class B, Class C and Class Y shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Waddell & Reed Advisors Funds. Class A shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class Y shares are sold to certain institutional investors without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, Class B and Class C shares have separate distribution and/or service plans. No such plan has been adopted for Class Y shares. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Fund will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, the London Interbank Offered Rate ("LIBOR") or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no direct right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and interest.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in cash or in additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield WRIMCO considers advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of December 31, 2016, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Each Fund may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Asset Strategy Fund and Global Growth Fund enter into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Futures Contracts. Each Fund may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Accumulative Fund and Asset Strategy Fund invest in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk), changes in the value of equity securities (equity risk) or foreign currencies (foreign currency exchange rate risk).

Option Contracts. Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. When a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a

Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument. Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Accumulative Fund, Asset Strategy Fund, New Concepts Fund and Value Fund purchase and write call and put options to increase or decrease hedging exposure to underlying instruments (which include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums. Continental Income Fund purchased and wrote put options on equity indexes to hedge equity risk. Science and Technology Fund purchased and wrote call and put options for directional exposure and income enhancement.

Swap Agreements. Each Fund may invest in swap agreements. Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations. Payments received or made by the Fund are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. A liquidation payment received or made at the termination or maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

Total return swaps involve a commitment to pay or receive periodic interest payments in exchange for a market-linked return based on a security or a basket of securities including a variety of securities or representing a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Asset Strategy Fund and Small Cap Fund entered into total return swaps during the period to take directional exposure to a security or sector within the market.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. A Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other with collateral, which is generally held by the Fund's custodian or broker. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of December 31, 2016:

Assets

				Gross Amounts Not Offset on the Statement of Assets and Liabilities			
Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Asset Strategy Fund							
Unrealized appreciation on forward foreign currency contracts	$333	$ —	$333	$(10)	$ —	$(323)	$ —
Unrealized appreciation on swap agreements	159	—	159	—	—	—	159
Total	$492	$ —	$492	$(10)	$ —	$(323)	$159

Liabilities

Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount Payable
Asset Strategy Fund							
Unrealized depreciation on forward foreign currency contracts[1]	$ 10	$ —	$ 10	$(10)	$ —	$ —	$ —
Small Cap Fund							
Unrealized depreciation on swap agreements	$1,820	$ —	$1,820	$ —	$(1,820)	$ —	$ —

(1)Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities purchased payable.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of December 31, 2016:

Fund	Type of Risk Exposure	Assets		Liabilities	
		Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Accumulative Fund	Equity	Investments in unaffiliated securities at value*	$ 313	Written options at value	$ 1,519
	Equity	Unrealized appreciation on futures contracts**	174		—
Asset Strategy Fund	Equity	Unrealized appreciation on swap agreements	159		—
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	333		—
Small Cap Fund	Equity		—	Unrealized depreciation on swap agreements	1,820
Value Fund	Equity		—	Written options at value	132

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

**The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of period ended December 31, 2016.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended December 31, 2016:

Fund	Type of Risk Exposure	Net realized gain (loss) on:					
		Investments in unaffiliated securities**	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Accumulative Fund	Equity	$ 1,037	$ —	$(1,184)	$3,733	$ —	$ 3,586
Asset Strategy Fund	Equity	(1,394)	—*	217	715	—	(462)
	Foreign currency	—	—	—	—	2,586	2,586
Continental Income Fund	Equity	(6,533)	—	—	1,439	—	(5,094)
Global Growth Fund	Foreign currency	—	—	—	—	1,794	1,794
New Concepts Fund	Equity	(4,325)	—	—	611	—	(3,714)
Science and Technology Fund	Equity	480	—	—	4,071	—	4,551
Small Cap Fund	Equity	—	85	—	—	—	85
Value Fund	Equity	(181)	—	—	756	—	575

* Not shown due to rounding.

**Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended December 31, 2016:

| Fund | Type of Risk Exposure | Net change in unrealized appreciation (depreciation) on: | | | | | |
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Accumulative Fund	Equity	$ (706)	$ —	$364	$ 678	$ —	$ 336
Asset Strategy Fund	Equity	1,390	159	—	(11)	—	1,538
	Foreign currency	—	—	—	—	223	223
Continental Income Fund	Equity	2,924	—	—	(433)	—	2,491
Global Growth Fund	Foreign currency	—	—	—	—	(54)	(54)
New Concepts Fund	Equity	322	—	—	1,990	—	2,312
Science and Technology Fund	Equity	—	—	—	(702)	—	(702)
Small Cap Fund	Equity	—	(625)	—	—	—	(625)
Value Fund	Equity	—	—	—	694	—	694

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the period ended December 31, 2016, the average derivative volume was as follows:

Fund	Forward foreign currency contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Accumulative Fund	$—	$ —	$22,610	$ —	$ 535	$ 1,418
Asset Strategy Fund	5	—	—	5,197	101	595
Continental Income Fund	—	—	—	—	110	24
Global Growth Fund	48	—	—	—	—	—
New Concepts Fund	—	—	—	—	1,082	5,037
Science and Technology Fund	—	—	—	—	220	974
Small Cap Fund	—	—	—	22,860	—	—
Value Fund	—	—	—	—	2	445

[1]Average value outstanding during the period.
[2] Average notional amount outstanding during the period.

5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

Fund	Outstanding at 6-30-16	Options written	Options closed	Options exercised	Options expired	Outstanding at 12-31-16
Accumulative Fund						
Number of Contracts	7,637	81,297	(66,438)	(4,785)	(1,859)	15,852
Premium Received	$ 1,181	$ 9,542	$ (8,230)	$ (576)	$ (284)	$ 1,633
Asset Strategy Fund						
Number of Contracts	7,436	1,125	(1,332)	(5,660)	(1,569)	N/A
Premium Received	$ 1,761	$ 4,576	$ (356)	$(5,600)	$ (381)	N/A
Continental Income Fund						
Number of Contracts	1,098	1,106	—	—	(2,204)	N/A
Premium Received	$ 436	$ 1,003	$ —	$ —	$ (1,439)	N/A
New Concepts Fund						
Number of Contracts	5,847	28,514	(26,020)	(2,606)	(5,735)	N/A
Premium Received	$ 3,876	$ 7,129	$ (5,208)	$(4,706)	$ (1,091)	N/A
Science and Technology Fund						
Number of Contracts	12,221	18,703	(24,442)	(2,573)	(3,909)	N/A
Premium Received	$ 4,338	$ 3,433	$ (7,333)	$ (289)	$ (149)	N/A
Value Fund						
Number of Contracts	7,604	20,884	(1,789)	(5,912)	(14,754)	6,033
Premium Received	$ 374	$ 1,851	$ (108)	$ (779)	$ (1,070)	$ 268

6. BASIS FOR CONSOLIDATION OF THE ASSET STRATEGY FUND

WRA ASF II, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for the Asset Strategy Fund (referred to as "the Fund" in this subsection). WRA ASF III (SBP), LLC (the "Company"), a Delaware limited liability company, was incorporated as a wholly owned company acting as an investment vehicle for the Fund. The Subsidiary and the Company act as an investment vehicle for the Fund, in order to effect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and SAI.

The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund, its Subsidiary and the Company. The consolidated financial statements include the accounts of the Fund, its Subsidiary and the Company. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and its Subsidiary and the Company comprising the entire issued share capital of the Subsidiary and the Company with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary and the Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and the Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary and the Company.

See the table below for details regarding the structure, incorporation and relationship as of December 31, 2016 of the Subsidiary and the Company to the Fund (amounts in thousands).

Subsidiary/Company	Date of Incorporation	Subscription Agreement	Fund Net Assets	Subsidiary Net Assets	Percentage of Fund Net Assets
WRA ASF II, Ltd.	1-31-13	4-10-13	$1,877,850	$114,996	6.12%
WRA ASF III (SBP), LLC	4-9-13	4-23-13	1,877,850	10,288	0.54

7. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M – Millions)	$0 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	Over $6,000M
Accumulative Fund	0.700%	0.650%	0.600%	0.550%	0.550%	0.550%
Asset Strategy Fund	0.700	0.650	0.600	0.550	0.550	0.550
Continental Income Fund	0.700	0.650	0.600	0.550	0.550	0.550
Core Investment Fund	0.700	0.650	0.600	0.550	0.525	0.500
Dividend Opportunities Fund	0.700	0.650	0.600	0.550	0.550	0.550
Energy Fund	0.850	0.830	0.800	0.760	0.760	0.760
Global Growth Fund	0.850	0.830	0.800	0.760	0.760	0.760
New Concepts Fund	0.850	0.830	0.800	0.760	0.760	0.760
Science and Technology Fund	0.850	0.830	0.800	0.760	0.760	0.760
Small Cap Fund	0.850	0.830	0.800	0.760	0.760	0.760
Tax-Managed Equity Fund	0.650	0.600	0.550	0.500	0.500	0.500
Value Fund	0.700	0.650	0.600	0.550	0.550	0.550
Vanguard Fund	0.700	0.650	0.600	0.550	0.550	0.550

Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 14), the fee is payable at the following annual rates for those Funds included in the settlement agreement:

Fund (M - Millions)	$0 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	Over $6,000M
Accumulative Fund	0.660%	0.640%	0.600%	0.550%	0.550%	0.550%
Asset Strategy Fund	0.690	0.650	0.600	0.550	0.550	0.550
Core Investment Fund	0.650	0.640	0.600	0.550	0.525	0.500
Global Growth Fund	0.820	0.830	0.800	0.760	0.760	0.760
New Concepts Fund	0.830	0.830	0.800	0.760	0.760	0.760
Science and Technology Fund	0.830	0.830	0.800	0.760	0.760	0.760
Small Cap Fund	0.830	0.830	0.800	0.760	0.760	0.760
Value Fund	0.690	0.650	0.600	0.550	0.550	0.550
Vanguard Fund	0.670	0.650	0.600	0.550	0.550	0.550

Effective June 29, 2009 through September 30, 2016, the fee is payable at the following annual rates for Continental Income Fund:

Fund (M - Millions)	$0 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	Over $6,000M
Continental Income Fund	0.680%	0.650%	0.600%	0.550%	0.550%	0.550%

WRIMCO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver. See Waivers of Expenses for more information.

Accounting Services Fees. The Trust has an Accounting Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B and Class C shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.5792; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. For Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan for Class A Shares. Under a Distribution and Service Plan for Class A shares adopted by the Trust pursuant to Rule 12b-1 under the 1940 Act, each Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is paid daily to compensate W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class either directly or by third parties. For each of Accumulative Fund, Core Investment Fund and Tax-Managed Equity Fund, the Board of Trustees has limited payments to 0.234%, 0.249% and 0.236%, respectively, of the Fund's average Class A net assets on an annual basis. The Board may in the future, without shareholder approval, authorize payments up to a maximum of 0.25% of the Fund's average Class A net assets on an annual basis, if it determines to do so.

Distribution and Service Plan for Class B and Class C Shares. Under the Distribution and Service Plan adopted by the Trust for Class B and Class C shares, respectively, each Fund may pay W&R a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets attributable to that class to compensate W&R for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Sales Charges. As principal underwriter for the Trust's shares, W&R receives sales commissions (which are not an expense of the Trust) for sales of Class A shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A shares and is paid to W&R. During the period ended December 31, 2016, W&R received the following amounts in sales commissions and CDSCs ($ amounts rounded to thousands):

	Gross Sales Commissions	CDSC			Commissions Paid[1]
		Class A	Class B	Class C	
Accumulative Fund	$202	$ 2	$ 1	$—*	$ 125
Asset Strategy Fund	672	1	5	2	412
Continental Income Fund	378	1	1	1	251
Core Investment Fund	906	1	2	2	573
Dividend Opportunities Fund	112	—*	—*	—*	74
Energy Fund	138	1	—*	—*	81
Global Growth Fund	70	—*	—*	—*	35
New Concepts Fund	363	—*	1	—*	197
Science and Technology Fund	930	2	2	1	505
Small Cap Fund	224	1	—*	—*	120
Tax-Managed Equity Fund	73	1	—*	—*	44
Value Fund	87	1	—*	—*	50
Vanguard Fund	272	1	1	—*	139

* Not shown due to rounding.
(1)W&R reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Waivers of Expenses ($ amounts rounded to thousands). During the period ended December 31, 2016, the following amounts were waived as a result of the reduced management fees related to the settlement agreement:

Accumulative Fund	$ 111
Asset Strategy Fund	25
Continental Income Fund	50
Core Investment Fund	150
Global Growth Fund	47
New Concepts Fund	50
Science and Technology Fund	50
Small Cap Fund	41
Value Fund	19
Vanguard Fund	75

For each of Accumulative Fund, Core Investment Fund and Tax-Managed Equity Fund, the Board of Trustees has limited Rule 12b-1 payments to 0.234%, 0.249% and 0.236%, respectively, of the Fund's average Class A net assets on an annual basis. During the period ended December 31, 2016, the following amounts represent the difference between 0.25% and the reduced Rule 12b-1 fees:

Accumulative Fund	$91
Core Investment Fund	14
Tax-Managed Equity Fund	15

Class expense limitations and related waivers/reimbursements for the period ended December 31, 2016 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Accumulative Fund	Class B	Contractual	10-1-2016	10-31-2017	2.29%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2017	2.07%	—*	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	10-1-2016	10-31-2017	0.87%	32	12b-1 Fees and/or Shareholder Servicing
Asset Strategy Fund	Class B	Contractual	10-1-2016	10-31-2017	2.31%	$ 6	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2017	2.06%	5	12b-1 Fees and/or Shareholder Servicing
Continental Income Fund	Class A	Contractual	10-1-2016	10-31-2017	1.12%	$52	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	10-1-2016	10-31-2017	2.29%	1	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2017	2.01%	1	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	10-1-2016	10-31-2017	0.88%	43	12b-1 Fees and/or Shareholder Servicing
Core Investment Fund	Class B	Contractual	10-1-2016	10-31-2017	2.23%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2017	2.02%	2	12b-1 Fees and/or Shareholder Servicing
Global Growth Fund	Class B	Contractual	10-1-2016	10-31-2017	2.86%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2017	2.57%	—	N/A
	Class Y	Contractual	10-1-2016	10-31-2017	1.06%	25	12b-1 Fees and/or Shareholder Servicing
New Concepts Fund	Class A	Contractual	10-1-2016	10-31-2017	1.33%	$62	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	10-1-2016	10-31-2017	2.53%	1	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2017	2.34%	—*	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	10-1-2016	10-31-2017	1.04%	47	12b-1 Fees and/or Shareholder Servicing
Science and Technology Fund	Class B	Contractual	10-1-2016	10-31-2017	2.43%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2017	2.33%	—*	12b-1 Fees and/or Shareholder Servicing
Small Cap Fund	Class A	Contractual	10-1-2016	10-31-2017	1.38%	$44	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	10-1-2016	10-31-2017	2.55%	1	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2017	2.28%	1	12b-1 Fees and/or Shareholder Servicing
Value Fund	Class A	Contractual	10-1-2016	10-31-2017	1.22%	$27	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	10-1-2016	10-31-2017	2.50%	1	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2017	2.13%	—	N/A
	Class Y	Contractual	10-1-2016	10-31-2017	0.92%	2	12b-1 Fees and/or Shareholder Servicing
Vanguard Fund	Class B	Contractual	10-1-2016	10-31-2017	2.31%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2017	2.12%	—*	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	10-1-2016	10-31-2017	0.87%	37	12b-1 Fees and/or Shareholder Servicing

* Not shown due to rounding.

Any amounts due to the funds as a reimbursement but not paid as of December 31, 2016 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

8. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust and the Advisors Fund Complex (Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios); referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the period ended December 31, 2016.

9. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended December 31, 2016 follows:

	6-30-16 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	12-31-16 Share Balance	12-31-16 Value
Asset Strategy Fund							
Circuit of the Americas LLC, Class B[1]	—*	$ —	$ —	$ —	$ —	—*	$ —
Media Group Holdings LLC, Series H[1]	73	—	—	—	—	73	666
Media Group Holdings LLC, Series I[1]	43	—	—	—	—	43	4,271
Media Group Holdings LLC, Series T[1]	9	—	—	—	—	9	5,238
				$ —	$ —		$ 10,175

	6-30-16 Principal Balance				Interest Received	12-31-16 Principal Balance	
Circuit of the Americas LLC, Series D, 0.000%, 12-31-20	$ 7,285	$ —	$ —	$ —	$ —	$ 7,285	$ 2,620

	6-30-16 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	12-31-16 Share Balance	12-31-16 Value
Science and Technology Fund							
Acxiom Corp[1][2]	4,383	$ —	$ 21,195	$ 10,106	$ —	N/A	N/A
Aspen Technology, Inc[1][2]	4,242	—	16,823	81,725	—	N/A	N/A
Avinger, Inc.[1]	855	6,300	—	—	—	2,655	$ 9,822
BioAmber, Inc.[1]	3,138	—	96	(54)	—	3,130	17,214
BioAmber, Inc., expires 5-9-17	1.423	—	—	—	—	1,423	868
Marrone Bio Innovations, Inc.[1]	1,828	—	—	—	—	1,828	3,911
Marrone Bio Innovations, Inc., expires 8-20-23	1,380	—	—	—	—	1,380	317
Photronics, Inc.[1][2]	3,419	—	5,876	2,606	—	N/A	N/A
Silver Spring Networks, Inc.[1]	3,624	—	2,699	(1,093)	—	3,501	46,599
WNS (Holdings) Ltd. ADR[1]	3,921	—	—	—	—	3,921	108,030
				$93,290	$ —		$ 186,761

	6-30-16 Principal Balance				Interest Received	12-31-16 Principal Balance	
Marrone Bio Innovations, Inc., 8.000%, 8-20-20	$13,800	$ —	$ —	$ —	$557	$13,800	$ 13,830

* Not shown due to rounding.
(1)No dividends were paid during the preceding 12 months.
(2) No longer affiliated as of December 31, 2016.

10. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended December 31, 2016, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Accumulative Fund	$ —	$ 635,099	$ —	$ 674,258
Asset Strategy Fund	35,027	551,470	293,269	338,363
Continental Income Fund	83,270	348,805	514	339,680
Core Investment Fund	—	1,978,079	—	2,202,102
Dividend Opportunities Fund	—	208,385	—	192,593
Energy Fund	—	44,368	—	54,797
Global Growth Fund	—	322,973	—	341,566
New Concepts Fund	—	199,175	—	308,717
Science and Technology Fund	—	339,356	—	648,452
Small Cap Fund	—	235,318	—	266,841
Tax-Managed Equity Fund	—	86,959	—	85,785
Value Fund	—	178,191	—	197,302
Vanguard Fund	—	371,035	—	412,179

11. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Accumulative Fund				Asset Strategy Fund			
	Six months ended 12-31-16 (Unaudited)		Year ended 6-30-16		Six months ended 12-31-16 (Unaudited)		Year ended 6-30-16	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	2,152	$ 20,395	23,223	$ 232,670	4,283	$ 34,279	33,245	$ 272,153
Class B	4	36	48	424	5	39	37	293
Class C	29	238	207	1,859	149	1,140	473	3,719
Class Y	3,875	37,008	29,648	267,898	5,825	47,229	104,289	823,332
Shares issued in reinvestment of distributions to shareholders:								
Class A	5,164	47,872	20,011	189,627	—	—	—	—
Class B	17	130	71	574	—	—	—	—
Class C	32	255	105	872	—	—	—	—
Class Y	1,394	12,989	78	739	—	—	—	—
Shares redeemed:								
Class A	(8,760)	(83,124)	(51,004)	(475,586)	(32,667)	(261,424)	(201,162)	(1,603,565)
Class B	(93)	(752)	(160)	(1,347)	(489)	(3,711)	(1,298)	(10,062)
Class C	(74)	(615)	(218)	(1,885)	(846)	(6,479)	(2,002)	(15,626)
Class Y	(5,277)	(50,324)	(231)	(2,168)	(19,881)	(160,807)	(10,976)	(87,629)
Net increase (decrease)	(1,537)	$(15,892)	21,778	$ 213,677	(43,621)	$(349,734)	(77,394)	$ (617,385)

	Continental Income Fund				Core Investment Fund			
	Six months ended 12-31-16 (Unaudited)		Year ended 6-30-16		Six months ended 12-31-16 (Unaudited)		Year ended 6-30-16	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	4,941	$ 46,738	37,002	$ 354,647	12,171	$ 75,978	57,201	$ 366,428
Class B	28	265	69	666	49	257	102	559
Class C	152	1,433	366	3,498	340	1,800	861	4,724
Class Y	8,918	84,473	68,659	631,254	15,358	96,521	164,366	979,245
Shares issued in reinvestment of distributions to shareholders:								
Class A	2,988	27,740	13,412	126,437	22,324	136,624	81,356	500,338
Class B	11	95	35	329	87	439	279	1,437
Class C	44	406	130	1,220	213	1,101	547	2,883
Class Y	2,344	21,793	39	372	9,355	57,531	2,000	12,359
Shares redeemed:								
Class A	(9,616)	(90,928)	(99,951)	(930,192)	(36,916)	(230,912)	(287,181)	(1,762,477)
Class B	(62)	(579)	(153)	(1,437)	(301)	(1,559)	(622)	(3,299)
Class C	(226)	(2,118)	(415)	(3,928)	(444)	(2,350)	(1,222)	(6,689)
Class Y	(11,042)	(104,398)	(1,084)	(10,161)	(23,818)	(149,653)	(5,503)	(34,076)
Net increase (decrease)	(1,520)	$ (15,080)	18,109	$ 172,705	(1,582)	$ (14,223)	12,184	$ 61,432

	Dividend Opportunities Fund				Energy Fund			
	Six months ended 12-31-16 (Unaudited)		Year ended 6-30-16		Six months ended 12-31-16 (Unaudited)		Year ended 6-30-16	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	1,114	$ 16,830	5,029	$ 76,478	1,535	$ 21,006	7,262	$ 82,901
Class B	3	47	5	76	2	20	6	64
Class C	29	425	25	370	25	315	69	732
Class Y	2,749	41,493	15,406	224,494	1,371	19,859	6,736	86,878
Shares issued in reinvestment of distributions to shareholders:								
Class A	1,173	17,375	4,823	71,312	—	—	—	—
Class B	7	104	27	388	—	—	—	—
Class C	23	338	59	849	—	—	—	—
Class Y	941	13,948	43	637	—	—	—	—
Shares redeemed:								
Class A	(2,179)	(32,837)	(24,914)	(371,564)	(1,614)	(21,540)	(13,401)	(160,803)
Class B	(36)	(532)	(91)	(1,336)	(16)	(192)	(42)	(436)
Class C	(38)	(562)	(130)	(1,978)	(21)	(258)	(74)	(799)
Class Y	(2,412)	(36,372)	(209)	(3,132)	(1,821)	(25,613)	(313)	(4,020)
Net increase (decrease)	1,374	$ 20,257	73	$ (3,406)	(539)	$ (6,403)	243	$ 4,517

| | Global Growth Fund | | | | New Concepts Fund | | | |
| | Six months ended 12-31-16 (Unaudited) | | Year ended 6-30-16 | | Six months ended 12-31-16 (Unaudited) | | Year ended 6-30-16 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	953	$ 10,726	10,332	$ 117,971	3,609	$ 34,814	19,898	$ 191,220
Class B	1	6	7	81	17	114	44	312
Class C	6	61	31	328	85	592	186	1,322
Class Y	2,785	31,381	18,840	202,052	3,955	42,734	52,099	534,959
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	2,585	29,700	3,498	33,965	17,803	163,260
Class B	—	—	6	60	36	238	122	784
Class C	—	—	8	85	57	394	169	1,130
Class Y	—	—	337	3,888	1,618	17,663	737	7,550
Shares redeemed:								
Class A	(2,847)	(31,958)	(27,085)	(294,449)	(8,743)	(84,460)	(90,806)	(844,882)
Class B	(16)	(162)	(47)	(471)	(129)	(859)	(262)	(1,762)
Class C	(15)	(154)	(68)	(729)	(149)	(1,035)	(401)	(2,881)
Class Y	(3,682)	(41,687)	(1,300)	(14,554)	(7,936)	(85,939)	(3,469)	(36,134)
Net increase (decrease)	(2,815)	$ (31,787)	3,646	$ 43,962	(4,082)	$ (41,779)	(3,880)	$ 14,878

| | Science and Technology Fund | | | | Small Cap Fund | | | |
| | Six months ended 12-31-16 (Unaudited) | | Year ended 6-30-16 | | Six months ended 12-31-16 (Unaudited) | | Year ended 6-30-16 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	5,378	$ 71,361	27,207	$ 363,710	1,686	$ 26,086	7,590	$ 114,329
Class B	21	188	67	689	5	53	14	161
Class C	160	1,500	441	4,273	56	681	135	1,673
Class Y	4,345	64,668	45,160	611,366	1,438	25,141	14,065	227,583
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	17,020	232,492	1,808	28,556	7,085	103,014
Class B	—	—	163	1,558	25	288	87	935
Class C	—	—	190	1,859	37	458	110	1,273
Class Y	—	—	552	8,472	610	10,990	159	2,610
Shares redeemed:								
Class A	(14,582)	(192,682)	(87,536)	(1,100,193)	(2,789)	(42,868)	(26,028)	(378,719)
Class B	(226)	(2,077)	(477)	(4,450)	(78)	(876)	(166)	(1,848)
Class C	(219)	(2,058)	(580)	(5,575)	(96)	(1,165)	(227)	(2,746)
Class Y	(8,569)	(127,913)	(2,754)	(39,722)	(2,586)	(45,155)	(684)	(11,273)
Net increase (decrease)	(13,692)	$(187,013)	(547)	$ 74,479	116	$ 2,189	2,140	$ 56,992

	Tax-Managed Equity Fund				Value Fund			
	Six months ended 12-31-16 (Unaudited)		Year ended 6-30-16		Six months ended 12-31-16 (Unaudited)		Year ended 6-30-16	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	462	$ 7,913	6,009	$ 104,273	1,712	$ 24,619	7,346	$ 104,460
Class B	—	—	13	192	3	47	5	70
Class C	19	283	128	1,928	25	346	30	417
Class Y	923	15,815	9,778	159,208	3,646	52,038	32,242	418,491
Shares issued in reinvestment of distributions to shareholders:								
Class A	272	4,553	1,548	26,813	554	8,127	8,068	109,317
Class B	1	9	3	38	2	25	26	325
Class C	11	154	31	453	6	85	55	712
Class Y	227	3,809	—	—	885	13,020	166	2,254
Shares redeemed:								
Class A	(1,274)	(21,743)	(14,149)	(234,831)	(2,039)	(28,671)	(47,090)	(629,179)
Class B	(7)	(103)	(18)	(259)	(30)	(392)	(87)	(1,135)
Class C	(49)	(712)	(80)	(1,151)	(42)	(554)	(123)	(1,627)
Class Y	(1,575)	(26,949)	(70)	(1,140)	(5,287)	(75,038)	(785)	(10,447)
Net increase (decrease)	(990)	$ (16,971)	3,193	$ 55,524	(565)	$ (6,348)	(147)	$ (6,342)

	Vanguard Fund			
	Six months ended 12-31-16 (Unaudited)		Year ended 6-30-16	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	3,097	$ 29,767	29,235	$284,790
Class B	9	66	67	506
Class C	69	490	311	2,312
Class Y	5,686	58,366	40,594	391,717
Shares issued in reinvestment of distributions to shareholders:				
Class A	7,019	64,717	13,952	135,060
Class B	43	282	78	549
Class C	82	546	110	794
Class Y	2,964	29,259	806	8,301
Shares redeemed:				
Class A	(9,266)	(89,284)	(68,076)	(631,767)
Class B	(107)	(740)	(221)	(1,566)
Class C	(135)	(965)	(196)	(1,405)
Class Y	(7,336)	(75,550)	(2,076)	(20,846)
Net increase	2,125	$ 16,954	14,584	$168,445

12. COMMITMENTS

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statements of Operations. At December 31, 2016, there were no outstanding bridge loan commitments.

13. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at December 31, 2016 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Accumulative Fund	$1,206,649	$ 220,789	$ 67,118	$ 153,671
Asset Strategy Fund	1,890,594	147,288	165,660	(18,372)
Continental Income Fund	1,402,376	151,600	51,024	100,576
Core Investment Fund	3,236,398	666,281	78,219	588,062
Dividend Opportunities Fund	472,367	118,308	4,856	113,452
Energy Fund	201,522	79,856	1,685	78,171
Global Growth Fund	544,478	66,405	11,815	54,590
New Concepts Fund	1,366,382	361,159	137,500	223,659
Science and Technology Fund	2,052,345	1,296,547	163,002	1,133,545
Small Cap Fund	608,110	241,949	7,120	234,829
Tax-Managed Equity Fund	266,487	99,911	5,321	94,590
Value Fund	674,212	144,712	7,998	136,714
Vanguard Fund	1,096,754	451,737	32,823	418,914

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended June 30, 2016 and the post-October and late-year ordinary activity were as follows:

Fund	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Accumulative Fund	$ 1,588	$ 41,256	$ —	$ —
Asset Strategy Fund	—	—	—	—
Continental Income Fund	2,752	5,359	—	—
Core Investment Fund	14,141	99,254	48,057	—
Dividend Opportunities Fund	1,971	10,648	—	—
Energy Fund	—	—	—	966
Global Growth Fund	—	—	—	—
New Concepts Fund	—	25,150	—	4,045
Science and Technology Fund	—	—	30,875	10,634
Small Cap Fund	—	25,919	—	7,982
Tax-Managed Equity Fund	—	7,427	—	418
Value Fund	15,543	—	9,185	—
Vanguard Fund	—	60,077	—	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended June 30, 2016 and 2015 were as follows:

Fund	June 30, 2016 Distributed Ordinary Income[1]	June 30, 2016 Distributed Long-Term Capital Gains	June 30, 2015 Distributed Ordinary Income[1]	June 30, 2015 Distributed Long-Term Capital Gains
Accumulative Fund	$ 79,102	$ 123,009	$37,766	$ 166,707
Asset Strategy Fund	—	—	23,497	662,434
Continental Income Fund	24,989	105,831	9,143	54,722
Core Investment Fund	66,811	468,759	65,244	429,049
Dividend Opportunities Fund	5,347	69,926	9,112	100,958
Energy Fund	—	—	—	—
Global Growth Fund	—	34,466	2,583	21,407
New Concepts Fund	16,263	158,975	10,708	236,175
Science and Technology Fund	—	255,000	—	331,888

Fund	June 30, 2016		June 30, 2015	
	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
Small Cap Fund	$ —	$ 109,348	$ 168	$ 70,950
Tax-Managed Equity Fund	4,721	24,795	63	22,570
Value Fund	17,008	97,316	25,916	65,683
Vanguard Fund	5,939	142,004	9,876	140,510

(1)Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of June 30, 2016 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund's first fiscal year end subject to the Modernization Act was June 30, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a regulated investment company during the year ended June 30, 2016:

Fund	Pre-Enactment			Post-Enactment	
	2017	2018	2019	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Accumulative Fund	$ —	$ —	$ —	$ —	$ —
Asset Strategy Fund	—	—	—	128,010	3,463
Continental Income Fund	—	—	—	—	—
Core Investment Fund	—	—	—	—	—
Dividend Opportunities Fund	—	—	—	—	—
Energy Fund	—	—	4,890	9,544	11,660
Global Growth Fund	—	—	—	6,909	6,963
New Concepts Fund	—	—	—	—	—
Science and Technology Fund	—	—	—	—	—
Small Cap Fund	—	—	—	—	—
Tax-Managed Equity Fund	—	—	—	—	—
Value Fund	—	—	—	—	—
Vanguard Fund	—	—	—	—	—

14. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, "Waddell & Reed") reached a settlement with the SEC to resolve proceedings brought in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (the "SEC Order"), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed agreed to pay $40 million in disgorgement and $10 million in civil money penalties.

Pursuant to the terms of the SEC order, the $50 million in disgorgement and civil penalties, plus accrued interest (the "Fair Fund"), must be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with W&R and as approved by the SEC, using a distribution methodology acceptable to the Funds' Disinterested Trustees. The SEC Order also required that the independent distribution consultant develop the distribution methodology pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. On July 15, 2014, the SEC ordered that the Fair Fund be distributed to investors as provided for in the distribution plan.

The foregoing is only a summary of the SEC Order. A copy of the SEC Order and the distribution plan are available on the SEC's website at www.sec.gov.

At its meeting on August 9 and 10, 2016, the Trust's Board of Trustees, including all of the Disinterested Trustees, considered and approved the continuance of the existing Investment Management Agreement ("Management Agreement") between WRIMCO and the Trust with respect to each of Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Asset Strategy Fund, Waddell & Reed Advisors Continental Income Fund, Waddell & Reed Advisors Core Investment Fund, Waddell & Reed Advisors Dividend Opportunities Fund, Waddell & Reed Advisors Energy Fund, Waddell & Reed Advisors Global Growth Fund, Waddell & Reed Advisors New Concepts Fund, Waddell & Reed Advisors Science and Technology Fund, Waddell & Reed Advisors Small Cap Fund, Waddell & Reed Advisors Tax-Managed Equity Fund, Waddell & Reed Advisors Value Fund and Waddell & Reed Advisors Vanguard Fund. The Disinterested Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Trustees also received and considered a memorandum from their independent legal counsel regarding the Disinterested Trustees' responsibilities in evaluating the Management Agreement for each Fund. This memorandum explained the regulatory requirements pertaining to the Disinterested Trustees' evaluation of the Management Agreement. In addition, the Disinterested Trustees engaged a fee consultant whose responsibilities included managing the process by which the proposed management fees under the Management Agreement were negotiated with WRIMCO.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request letter for information to be provided to the Trustees in connection with their consideration of the continuance of the Management Agreement with respect to each Fund. WRIMCO provided materials to the Trustees that included responses to the request letter and other information WRIMCO believed was useful in evaluating the continuation of the Management Agreement ("Initial Response"). Thereafter, independent legal counsel sent to WRIMCO a supplemental request letter for certain additional information, and WRIMCO provided additional information in response to this request letter. The Trustees also received reports prepared by an independent third party, Broadridge Inc. ("Broadridge"), relating to each Fund's performance and expenses compared to the performance of the universe of comparable mutual funds selected by Broadridge (the "Performance Universe") and to the expenses of a peer group of comparable funds selected by Broadridge (the "Peer Group"), respectively. Further, the Trustees received a written evaluation from the fee consultant. At their meeting, the Trustees received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, "W&R") to each Fund. In connection with its deliberations, the Trustees also considered the broad range of information relevant to the Trustees' consideration of the continuance of the Management Agreement with respect to each Fund that is provided by W&R to the Trustees (including its various standing committees) at meetings throughout the year.

Nature, Extent and Quality of Services Provided to the Funds

The Trustees considered the nature, extent and quality of the services provided to each Fund pursuant to the Management Agreement.

The Trustees considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day fund operations, including but not limited to fund accounting and administration and assistance in meeting legal and regulatory requirements. The Trustees also considered WRIMCO's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for each Fund and, as applicable, those brokers' and dealers' provision of brokerage and research services to WRIMCO, and the benefits derived by each Fund and the other funds in the Advisors Fund Complex and by other clients of WRIMCO from such services. The Trustees considered the information provided by WRIMCO regarding its compliance program and compliance matters, if any, over the past year. The Trustees also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Fund Performance, Management Fee and Expense Ratio. The Trustees considered each Fund's performance, both on an absolute basis and in relation to the performance of its Performance Universe. The Trustees factored into its evaluation of each Fund's performance the limitations inherent in the methodology for constructing a peer group and determining which investment companies should be included in a peer group. Each Fund's performance was also compared to relevant market indices and to a Lipper index, as applicable. In this regard, the Trustees noted that performance, especially short-term performance, is only one of factors that it deems relevant to its consideration of the continuance of the Management Agreement and that, after considering all relevant factors, it may be appropriate to approve the continuance of the Management Agreement with respect to a Fund notwithstanding the Fund's performance.

The Trustees considered the management fees and total expenses of each Fund and also considered each Fund's management fees and total expenses in relation to the management fees and total expenses, respectively, of its Peer Group. The Trustees' review also included consideration of each Fund's management fees at various asset levels in relation to the management fees at those asset levels of funds within a peer group of comparable mutual funds selected by and as shown in the reports from Broadridge ("Broadridge Group"). They also considered each Fund's non-management fees in relation to the non-management fees of its Peer Group, the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios. In addition, the Trustees considered, for each Fund, the management fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with a similar investment objective (or objectives) and similar investment policies and strategies as the Fund ("Similar Funds"). The Trustees also considered the subadvisory fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds advised by WRIMCO (or its affiliate), as well as the management fees, if any, paid by other client accounts managed by WRIMCO (or its affiliate), with a similar investment objective (or objectives) and similar investment policies and strategies as the Fund (each of such accounts, an "Other Account").

Additional Considerations with Respect to Each Fund

Waddell & Reed Advisors Accumulative Fund

The Trustees considered that Waddell & Reed Advisors Accumulative Fund's total return performance was higher than the Performance Universe median for the one-, three-, five-, and ten-year periods and was higher than the Lipper index for the three-, five-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were lower than the Peer Group medians. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the medians for its Broadridge Group.

The Trustees also considered that there are no Other Accounts or Similar Funds managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund.

Waddell & Reed Advisors Asset Strategy Fund

The Trustees considered that Waddell & Reed Advisors Asset Strategy Fund's total return performance was higher than the Performance Universe median for the three-, five-, and ten-year periods and was higher than the Lipper index for the five-and seven-year periods. They noted that no Lipper index data was available for the ten-year period.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were lower than the Peer Group medians. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the medians for its Broadridge Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee had additional breakpoints at higher asset levels, and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Continental Income Fund

The Trustees considered that Waddell & Reed Advisors Continental Income Fund's total return performance was higher than the Performance Universe median for the three-, five-, and ten-year periods and was higher than the Lipper index for the five- and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were higher than the Peer Group medians. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at certain asset levels were higher than, and at other asset levels were equal to or lower than, the medians for its Broadridge Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee had additional breakpoints at higher asset levels, and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Core Investment Fund

The Trustees considered that Waddell & Reed Advisors Core Investment Fund's total return performance was higher than the Performance Universe median and the Lipper index for the seven-and ten-year periods, and was lower than the Performance Universe median and the Lipper index for the one-, three- and five-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, security selection and an underweighting in the telecommunications and utilities sectors had adversely affected the Fund's performance over the three-year period. They further considered the year-to-date performance information through May 31, 2016, provided by WRIMCO in its Initial Response.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was higher than the Peer Group median and that the Fund's overall expense ratio was equal to the Peer Group median. They considered that the Fund's non-management fee expenses were lower than the Peer Group median both on an unadjusted basis and when adjusted for the Fund's smaller average account size. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the medians for its Broadridge Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fees had additional breakpoints at higher asset levels and another Similar Fund's advisory fee did not have additional breakpoints at higher asset levels, and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Dividend Opportunities Fund

The Trustees considered that Waddell & Reed Advisors Dividend Opportunities Fund's total return performance was lower than the Performance Universe median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, security selection, overweighting in the health care sector, and underweighting in the utilities and telecommunication services sectors had adversely affected the Fund's performance over the three-year period. They further considered the year-to-date performance information through May 31, 2016, provided by WRIMCO in its Initial Response.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median and that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the medians for its Broadridge Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee had additional breakpoints at higher asset levels, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Energy Fund

The Trustees considered that Waddell & Reed Advisors Energy Fund's total return performance was higher than the Performance Universe median and the Lipper index for the three-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median and that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at certain asset levels were equal to, and at other asset levels were lower than, the medians for its Broadridge Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee had additional breakpoints at higher asset levels, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Global Growth Fund

The Trustees considered that Waddell & Reed Advisors Global Growth Fund's total return performance was lower than the Performance Universe median and the Lipper index for the one-, three-, five-, and seven-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, security selection had adversely affected the Fund's performance over the three-year period. The Trustees considered that, although the Fund was managed as an international large-cap growth fund for a majority of the three-year period, it is now ranked against funds in the global large-cap growth category, which outperformed the international large-cap growth category for the three-year period. They further considered the year-to-date performance information through May 31, 2016, provided by WRIMCO in its Initial Response.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median and that the Fund's overall expense ratio was equal to the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the medians for its Broadridge Group, except for one asset level at which the Fund's effective management fee was higher than the median for its Broadridge Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee was lower for certain asset levels and had additional breakpoints at higher asset levels, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors New Concepts Fund

The Trustees considered that Waddell & Reed Advisors New Concepts Fund's total return performance was higher than the Performance Universe median and the Lipper index for the seven-, and ten-year periods and was lower than the Performance Universe median and the Lipper index for the one-, three- and five-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, security selection had adversely affected the Fund's performance over the three-year period. They further considered the year-to-date performance information through May 31, 2016, provided by WRIMCO in its Initial Response and noted that, despite the Fund's underperformance for the one-, three- and five-year periods ended March 31, 2016, the Fund's performance relative to its Performance Universe appeared to be improving.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were higher than the Peer Group medians. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at certain asset levels were lower than, and at other asset levels were higher than, the medians for its Broadridge Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee had additional breakpoints at higher asset levels, and that the

Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Science and Technology Fund

The Trustees considered that Waddell & Reed Advisors Science and Technology Fund's total return performance was lower than the Performance Universe median for the one-, three-, and seven-year periods and was lower than the Lipper index for the one-, three-, five-, and seven-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, security selection and sector allocations had adversely affected the Fund's performance over the three-year period. They further considered the year-to-date performance information through May 31, 2016, provided by WRIMCO in its Initial Response.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was higher than the Peer Group median and that the Fund's overall expense ratio was lower than the Peer Group median. They considered that the Fund's non-management fee expenses were lower than the Peer Group median both on an unadjusted basis and when adjusted for the Fund's average account size. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were higher than the medians for its Broadridge Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee had additional breakpoints at higher asset levels, and that the Other Account had an advisory fee that was lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Fund and Other Account to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Account were consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Small Cap Fund

The Trustees considered that Waddell & Reed Advisors Small Cap Fund's total return performance was higher than the Performance Universe median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median and that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the medians for its Broadridge Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee had additional breakpoints at higher asset levels, and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Tax-Managed Equity Fund

The Trustees considered that Waddell & Reed Advisors Tax-Managed Equity Fund's total return performance was higher than the Performance Universe median for the three-, five- and ten-year periods and was higher than the Lipper index for the one-, three-, five-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were lower than the Peer Group medians. They considered that the Fund's non-management fee expenses were lower than the Peer Group median both on an unadjusted basis and when adjusted for the Fund's average account size. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the medians for its Broadridge Group.

The Trustees also considered that there was a Similar Fund that had an advisory fee schedule that was the same as the Fund's advisory fee schedule, except that the Similar Fund's advisory fee had additional breakpoints at higher asset levels, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Value Fund

The Trustees considered that Waddell & Reed Advisors Value Fund's total return performance was lower than the Performance Universe median and the Lipper index for the one-, three-, and five-year periods and was higher than the Performance Universe median and the Lipper index for the seven- and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Fund's security selection, overweighting in the energy sector and underweighting in the industrials sector had adversely affected the Fund's performance over the three-year period. They further considered the year-to-date performance information through May 31, 2016, provided by WRIMCO in its Initial Response.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median and that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the medians for its Broadridge Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee had additional breakpoints at higher asset levels, and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Vanguard Fund

The Trustees considered that Waddell & Reed Advisors Vanguard Fund's total return performance was higher than the Performance Universe median for the three- and five-year periods and was higher than the Lipper index for the one-, three-, five- and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were lower than the Peer Group medians. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the medians for its Broadridge Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee had additional breakpoints at higher asset levels, and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Profitability and Economies of Scale

The Trustees also considered that the management fee structure of each Fund includes breakpoints that provide for a reduction of payments to reflect anticipated economies of scale. The Trustees also considered that WRIMCO had proposed to limit contractually expenses of certain classes of Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Asset Strategy Fund, Waddell & Reed Advisors Continental Income Fund, Waddell & Reed Advisors Core Investment Fund,

Waddell & Reed Advisors Global Growth Fund, Waddell & Reed Advisors New Concepts Fund, Waddell & Reed Advisors Science and Technology Fund, Waddell & Reed Advisors Small Cap Fund, Waddell & Reed Advisors Value Fund, Waddell & Reed Advisors Vanguard Fund and certain other funds in the Advisors Fund Complex. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to each Fund were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Fund, the Trustees considered specific data as to WRIMCO's profit with respect to the Fund for a recent period. The Trustees also considered WRIMCO's methodology for determining this data. In addition, the Trustees considered the soft dollar arrangements with respect to Fund portfolio transactions.

In determining whether to approve the proposed continuance of the Management Agreement as to a Fund, the Trustees considered the best interests of the Fund, the reasonableness of the management fee paid to WRIMCO under the Management Agreement, and the overall fairness of the Management Agreement. The Trustees considered the following factors to be of primary importance to their approval of the continuance of the Management Agreement as to a Fund, without any one factor being dispositive:

- the performance of the Fund compared with the performance of its Performance Universe and with relevant indices;

- the Fund's investment management fees and total expenses compared with the management fees and total expenses of its Peer Group;

- the existence or appropriateness of breakpoints in the Fund's management fees;

- the Fund's investment management fees compared with the management fees of Similar Funds or Other Accounts managed by WRIMCO (or its affiliate), as applicable;

- the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Fund;

- the other benefits that accrue to WRIMCO as a result of its relationship with the Fund; and

- the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, including the evaluation provided by the fee consultant, the Board determined that each Fund's Management Agreement is fair and reasonable and that continuance of the Management Agreement is in the best interests of the Fund. In reaching these determinations as to each Fund, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Fund are adequate and appropriate; except as described above, the performance of the Fund was satisfactory; it retained confidence in WRIMCO's overall ability to manage the Fund; and the management fee paid to WRIMCO is reasonable in light of comparative management fee information, the breakpoints in the management fee for the Fund, the services provided by WRIMCO, the costs of the services provided, and the profits realized and other benefits likely to be derived by WRIMCO from its relationship with the Fund. In the case of certain Funds that underperformed their respective Performance Universe medians and Lipper indices for certain periods of time, based on the assessment and information WRIMCO provided, including as to relevant market conditions and/or actions that WRIMCO had taken or planned to take, such response was satisfactory to the Board.

PROXY VOTING INFORMATION

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how each Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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THE WADDELL & REED ADVISORS FUNDS FAMILY

Global/International Funds

Waddell & Reed Advisors Global Growth Fund

Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Opportunities Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Fund

Waddell & Reed Advisors Cash Management

Specialty Funds

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL

Visit us online at www.waddell.com

Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of a mutual fund. This and other important information is contained in the prospectus and summary prospectus, which may be obtained at www.waddell.com or from a financial advisor. Read it carefully before investing.